(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

STANDARD FINANCIAL STATEMENTS – DFP
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Brazilian Corporation Law
Date: December 31, 2006

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY.
COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A**	**02.429.144/0001-93**
4 - NIRE (State Registration Number) **353.001.861.33**		

01.02 - HEAD OFFICE

1 - ADDRESS Rua Gomes de Carvalho, 1510 14º andar – Conjunto 2			2 - DISTRICT Vila Olímpia	
3 - ZIP CODE 04547-005	4 - CITY São Paulo			5 - STATE SP
6 - AREA CODE 019	7 - TELEPHONE 3756-8018	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 019	12 - FAX 3756-8392	13 - FAX -	14 - FAX -	
15 - E-MAIL ri@cpfl.com.br				

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME José Antonio de Almeida Filippo				
2 – ADDRESS Rodovia Campinas Mogi-Mirim, 1755, Km 2,5			3 - DISTRICT Jardim Santana	
4 - ZIP CODE 13088-900	5 - CITY Campinas			6 - STATE SP
7 - AREA CODE 019	8 - TELEPHONE 3756-8704	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 019	13 - FAX 3756-8777	14 - FAX -	15 - FAX -	
16 - E-MAIL jfilippo@cpfl.com.br				

01.04 –REFERENCE AND AUDITOR INFORMATION

Year	1 – Beginning date of the year	2 – Closing date of the year
1 – Current	01/01/2006	12/31/2006
2 – Previous	01/01/2005	12/31/2005
3 – The last but two	01/01/2004	12/31/2004
09 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes		**10 - CVM CODE** 00385-9
11. PARTNER IN CHARGE Walbert Antonio dos Santos		**12 - CPF (INDIVIDUAL TAX ID)** 867.321.888-87

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian Corporation Law**

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2006**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

01.05 - CAPITAL STOCK

Number of Shares (in thousand)	1 – Current Quarter 12.31.2006	2 –Previous Quarter 12.31.2005	3 – Same Quarter of Last Year 12.31.2004
Paid-in Capital			
1 – Common	479,757	479,757	451,629
2 – Preferred	0	0	0
3 – Total	479,757	479,757	451,629
Treasury Stock			
4 - Common	0	1	0
5 - Preferred	0	0	0
6 – Total	0	1	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY **Commercial, Industrial and Other**
2 - STATUS **Operational**
3 - NATURE OF OWNERSHIP **Private National**
4 - ACTIVITY CODE **3120– Administration and Participation Company - Electric Energy**
5 - MAIN ACTIVITY **Holding**
6 - CONSOLIDATION TYPE **Full**
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS **Unqualified**

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	08.09.2006	Dividend	09.29.2006	ON	1.2756068650
02	RCA	02.12.2007	Dividend		ON	1.5047421610

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

01.09 - INVESTOR RELATIONS OFFICER

1- DATE	2 – SIGNATURE
02.12.2007	

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 12/31/2006	4 - 12/31/2005	5 - 12/31/2004
1	Total assets	5,672,472	5,330,760	4,377,360
1.01	Current assets	918,207	849,762	622,725
1.01.01	Cash and Banks	26,393	249,452	186,385
1.01.02	Credits	891,463	598,786	436,225
1.01.02.01	Accounts Receivable	0	0	0
1.01.02.02	Other receivables	891,463	598,786	436,225
1.01.02.02.01	Dividends and interest on shaherolder's equity	824,242	515,494	387,387
1.01.02.02.02	Financial investments	28,615	22,923	0
1.01.02.02.03	Recoverable Taxes	28,655	60,369	48,838
1.01.02.02.04	Deffered taxes	9,951	0	0
1.01.03	Material and Supplies	0	0	0
1.01.04	Other	351	1,524	115
1.01.04.01	Derivatives	0	1,124	0
1.01.04.02	Other Credits	351	400	115
1.02	Noncurrent assets	4,754,265	4,480,998	3,754,635
1.02.01	Long-term assets	177,992	182,468	0
1.02.01.01	Other receivables	177,685	182,468	0
1.02.01.01.01	Financial investments	103,901	107,681	0
1.02.01.01.02	Recoverable Taxes	2,787	2,787	0
1.02.01.01.03	Deferred Taxes	70,997	72,000	0
1.02.01.02	Related parties	0	0	0
1.02.01.02.01	Associated companies	0	0	0
1.02.01.02.02	Subsidiaries	0	0	0
1.02.01.02.03	Other related parties	0	0	0
1.02.01.03	Other	307	0	0
1.02.01.03.01	Escrow deposits	7	0	0
1.02.01.03.02	Other credits	300	0	0
1.02.02	Permanent Assets	4,576,273	4,298,530	3,754,635
1.02.02.01	Investments	4,575,504	4,298,189	3,754,635
1.02.02.01.01	Associated companies	0	0	0
1.02.02.01.02	Associated companies - Goodwill	0	0	0
1.02.02.01.03	Permanent equity interests	3,126,322	2,976,208	2,735,310
1.02.02.01.04	Permanent equity interests - Goodwill	1,448,410	1,321,981	1,019,325
1.02.02.01.05	Other investments	772	0	0
1.02.02.02	Property, plant and equipment	493	137	0
1.02.02.03	Intangible	0	0	0
1.02.02.04	Deferred charges	276	204	0

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 12/31/2006	4 - 12/31/2005	5 - 12/31/2004
2	Total liabilities and shareholders' equity	5,672,472	5,330,760	4,377,360
2.01	Current liabilities	782,977	500,815	168,642
2.01.01	Loans and financing	8,406	0	14,174
2.01.01.01	Interest on debts	120	0	3,556
2.01.01.02	Loans and financing	8,286	0	10,618
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	6,387	1,908	6,831
2.01.04	Taxes and Social Contributions Payable	291	16,625	4,489
2.01.05	Dividends and Interest on Equity	726,798	482,211	140,147
2.01.06	Reserves	0	0	0
2.01.07	Related parties	0	0	0
2.01.08	Other	41,095	71	3,001
2.01.08.01	Accrued liabilities	45	8	7
2.01.08.02	Derivative contracts	40,141	0	2,934
2.01.08.03	Other	909	63	60
2.02	Non-current liabilities	23,218	33,897	112,736
2.02.01	Long-term liabilities	23,218	33,897	112,736
2.02.01.01	Loans and financing	0	0	95,558
2.02.01.02	Debentures	0	0	0
2.02.01.03	Reserves	23,218	8,533	0
2.02.01.03.01	Reserve for Contingencies	23,218	8,533	0
2.02.01.04	Related parties	0	0	0
2.02.01.05	Advances	0	0	0
2.02.01.06	Other	0	25,364	17,178
2.02.01.06.01	Derivative contracts	0	25,364	17,178
2.02.02	Deferred income	0	0	0
2.04	Shareholders' equity	4,866,277	4,796,048	4,095,982
2.04.01	Capital	4,734,790	4,734,782	4,082,036
2.04.01.01	Capital	4,734,790	4,734,790	4,082,036
2.04.01.02	Treasury shares	0	(8)	0
2.04.02	Capital reserves	16	0	0
2.04.03	Revaluation reserves	0	0	0
2.04.03.01	Own assets	0	0	0
2.04.03.02	Subsidiary/associated companies	0	0	0
2.04.04	Profit reserves	131,471	61,266	13,946
2.04.04.01	Legal reserves	131,471	61,266	13,946
2.04.04.02	Statutory reserves	0	0	0
2.04.04.03	For contingencies	0	0	0
2.04.04.04	Unrealized profits	0	0	0
2.04.04.05	Profit retention	0	0	0

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

1 - Code	2 - Description	3 - 12/31/2006	4 - 12/31/2005	5 - 12/31/2004
2.04.04.06	Special Reserve for undistributed dividends	0	0	0
2.04.04.07	Other Revenue Reserve	0	0	0
2.04.05	Retained Earnings	0	0	0

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 01/01/2006 to 12/31/2006	4 - 01/01/2005 to 12/31/2005	5 - 01/01/2004 to 12/31/2004
3.01	Operating revenues	0	0	0
3.02	Deductions	0	0	0
3.03	Net operating revenues	0	0	0
3.04	Cost of sales and/or services	0	0	0
3.05	Gross operating income	0	0	0
3.06	Operating Income	1,533,537	861,523	390,951
3.06.01	Selling	0	0	0
3.06.02	General and administrative	(18,934)	(9,327)	(32,018)
3.06.03	Financial	103,528	(45,968)	(54,091)
3.06.03.01	Financial Income	228,136	219,838	156,740
3.06.03.01.01	Interest on Shareholder's Equity - Income	142,000	172,522	114,653
3.06.03.01.02	Financial Income	86,136	47,316	42,087
3.06.03.02	Financial expense	(124,608)	(265,806)	(210,831)
3.06.03.02.01	Interest on Shareholder's Equity - Expense	0	(186,215)	0
3.06.03.02.02	Goodwill Amortization	(86,438)	(56,134)	(42,359)
3.06.03.02.03	Financial expense	(38,170)	(23,457)	(168,472)
3.06.04	Other operating income	0	0	0
3.06.05	Other operating expense	0	0	0
3.06.06	Equity in subsidiaries	1,448,943	916,818	477,060
3.07	Operating Income	1,533,537	861,523	390,951

7

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

1 - Code	2 – Description	3 - 01/01/2006 to 12/31/2006	4 - 01/01/2005 to 12/31/2005	5 - 01/01/2004 to 12/31/2004
3.08	Nonoperating Income (Expense)	60,349	(649)	2,621
3.08.01	Nonoperating Income	62,747	9	5,272
3.08.02	Nonoperating Expense	(2,398)	(658)	(2,651)
3.09	Income before taxes on income and Extraordinary Item	1,593,886	860,874	393,572
3.10	Income Tax and Social Contribution	(56,739)	(160)	0
3.10.01	Social Contribution	(12,837)	0	0
3.10.02	Income Tax	(43,902)	(160)	0
3.11	Deferred Income Tax and Social Contribution	8,949	72,000	0
3.11.01	Deferred Social Contribution	4,297	13,000	0
3.11.02	Deferred Income Tax	4,652	59,000	0
3.12	Statutory profit sharing/contributions	0	0	0
3.12.01	Profit sharing	0	0	0
3.12.02	Contributions	0	0	0
3.13	Reversal of Interest on Equity	(142,000)	13,693	(114,653)
3.15	Net Income	1,404,096	946,407	278,919
	SHARES OUTSTANDING EX-TREASURY STOCK	479,757	479,756	451,629
	NET INCOME PER SHARES	2.92668	1.97268	0.61758
	LOSS PER SHARES			

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

04.01 – STATEMENTS OF CHANGES IN FINANCIAL POSITION (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 – 01/01/2006 to 12/31/2006	4 – 01/01/2005 to 12/31/2005	5 – 01/01/2004 to 12/31/2004
4.01	Sources of funds	1,569,215	910,205	1,786,540
4.01.01	From operations	(3,697)	18,804	(160,632)
4.01.01.01	Net income	1,404,096	946,407	278,919
4.01.01.02	Items not affecting working capital	(1,407,793)	(927,603)	(439,551)
4.01.01.02.01	Depreciation and Amortization	86,446	56,134	42,359
4.01.01.02.02	Reserve for Contingencies	14,685	8,533	0
4.01.01.02.03	Long term interest and monetary and exchange variation	11,715	(11,685)	(28,350)
4.01.01.02.04	Unrealized losses (gains) on derivative contracts	0	8,186	17,178
4.01.01.02.05	Equity in subsidiaries	(1,448,943)	(916,818)	(477,060)
4.01.01.02.06	Losses (gains) on disposal of property, plant and equipment and investments	(62,747)	47	(2,621)
4.01.01.02.07	Deferred Taxes - Assets and Liabilities	(8,949)	(72,000)	0
4.01.01.02.08	Other	0	0	8,943
4.01.02	From shareholders	0	17,258	684,649
4.01.02.01	Capital contribution - Initial Public Offering	0	0	684,649
4.01.02.02	Capital contribution - Subscription Bonus	0	17,258	0
4.01.03	From third parties	1,572,912	874,143	1,262,523
4.01.03.01	Long-term financing and debentures	0	0	224,764
4.01.03.02	Transfer from noncurrent to current assets	9,951	0	0
4.01.03.03	Intercompany loans	0	0	435,256
4.01.03.04	Dividend and Interest on Equity from Subsidiaries	1,452,410	874,143	601,905

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

1 - Code	2 - Description	3 – 01/01/2006 to 12/31/2006	4 – 01/01/2005 to 12/31/2005	5 – 01/01/2004 to 12/31/2004
4.01.03.05	Sales of Treasury Shares	24	0	0
4.01.03.06	Capital Reduction in Subsidiary	20,628	0	0
4.01.03.07	Sales of Permanent Assets	89,899	0	0
4.01.03.08	Other	0	0	598
4.02	Uses of funds	1,782,932	1,015,341	1,358,517
4.02.01	Purchase of interest in subsidiaries	415,000	2,837	0
4.02.02	Capital Increase in Subsidiaries	0	453	0
4.02.03	Increase in property, plant and equipment	101	137	0
4.02.04	Financial Investments	7,935	95,996	0
4.02.05	Transfer from long-term to current liabilities	25,363	13,840	111,566
4.02.06	Dividends and interest on equity	1,333,891	899,087	264,973
4.02.07	Redemption of debentures	0	0	721,990
4.02.08	Transfer from current to noncurrent assets	0	2,787	0
4.02.09	Additions to deferred charges	335	204	0
4.02.10	Intercompany loans	0	0	259,988
4.02.11	Escrow deposits	7	0	0
4.02.12	Other	300	0	0
4.03	(Decrease) Increase in working capital	(213,717)	(105,136)	428,023
4.04	Increase in current assets	68,445	227,037	458,226
4.04.01	Beginning of the year	849,762	622,725	164,499
4.04.02	End of the year	918,207	849,762	622,725
4.05	Increase (decrease) in current liabilities	268,162	332,173	30,203
4.05.01	Beginning of the year	500,815	168,642	138,439

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

1 - Code	2 - Description	3 – 01/01/2006 to 12/31/2006	4 – 01/01/2005 to 12/31/2005	5 – 01/01/2004 to 12/31/2004
4.05.02	End of the year	782,977	500,815	168,642

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

05.01 –STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM JANUARY 01, 2006 TO DECEMBER 31, 2006 (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Revenue Reserves	7 – Accumulated Income (Loss)	8 – Shareholders' Equity Total
5.01	Opening balance	4,734,782	0	0	61,266	0	4,796,048
5.02	Prior year adjustment	0	0	0	0	0	0
5.03	Capital increase	0	0	0	0	0	0
5.04	Reserve realization	0	16	0	0	0	16
5.05	Treasury shares	8	0	0	0	0	8
5.06	Net income for the year	0	0	0	0	1,404,096	1,404,096
5.07	Allocation of income	0	0	0	70,205	(1,404,096)	(1,333,891)
5.07.01	Statutory reserve	0	0	0	70,205	(70,205)	0
5.07.02	Interim dividend	0	0	0	0	(611,981)	(611,981)
5.07.03	Proposed dividend	0	0	0	0	(721,910)	(721,910)
5.08	Other	0	0	0	0	0	0
5.09	Ending balance	4,734,790	16	0	131,471	0	4,866,277

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

05.01 –STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM JANUARY 01, 2005 TO DECEMBER 31, 2005 (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Revenue Reserves	7 – Accumulated Income (Loss)	8 – Shareholders' Equity Total
5.01	Opening balance	4,082,036	0	0	13,946	0	4,095,982
5.02	Prior year adjustment	0	0	0	0	0	0
5.03	Capital increase	652,754	0	0	0	0	652,754
5.04	Reserve realization	0	0	0	0	0	0
5.05	Treasury shares	(8)	0	0	0	0	(8)
5.06	Net income for the year	0	0	0	0	946,407	946,407
5.07	Allocation of income	0	0	0	47,320	(946,407)	(899,087)
5.07.01	Statutory reserve	0	0	0	47,320	(47,320)	0
5.07.02	Interim dividend	0	0	0	0	(323,677)	(323,677)
5.07.03	Interim Interest on Equity	0	0	0	0	(76,920)	(76,920)
5.07.04	Proposed dividend	0	0	0	0	(389,195)	(389,195)
5.07.05	Proposed Interest on Equity	0	0	0	0	(109,295)	(109,295)
5.08	Other	0	0	0	0	0	0
5.09	Ending balance	4,734,782	0	0	61,266	0	4,796,048

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

05.02 –STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM JANUARY 01, 2004 TO DECEMBER 31, 2004 (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Revenue Reserves	7 – Accumulated Income (Loss)	8 – Shareholders' Equity Total
5.01	Opening balance	4,940,998	0	0	0	(1,543,611)	3,397,387
5.02	Prior year adjustment	0	0	0	0	0	0
5.03	Capital increase	(858,962)	0	0	0	1,543,611	684,649
5.03.01	Absorption of accumulated deficit	(1,543,611)	0	0	0	1,543,611	0
5.03.02	Capital increase	684,649	0	0	0	0	684,649
5.04	Reserve realization	0	0	0	0	0	0
5.05	Treasury shares	0	0	0	0	0	0
5.06	Net income for the year	0	0	0	0	278,919	278,919
5.07	Allocation of income	0	0	0	13,946	(278,919)	(264,973)
5.07.01	Statutory reserve	0	0	0	13,946	(13,946)	0
5.07.02	Interim dividend	0	0	0	0	(124,826)	(124,826)
5.07.03	Declared dividend	0	0	0	0	(140,147)	(140,147)
5.08	Other	0	0	0	0	0	0
5.09	Ending balance	4,082,036	0	0	13,946	0	4,095,982

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

06.01 – CONSOLIDATED BALANCE SHEET – ASSETS (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 12/31/2006	4 - 12/31/2005	5 - 12/31/2004
1	Total Assets	14,048,781	13,689,901	12,618,121
1.01	Current Assets	3,695,728	3,770,291	3,222,665
1.01.01	Cash and Banks	630,250	1,029,241	817,724
1.01.02	Credits	2,430,624	1,957,890	1,696,730
1.01.02.01	Accounts Receivable	2,430,624	1,957,890	1,696,730
1.01.02.01.01	Consumers, Concessionaires and Licensees	2,124,968	1,800,556	1,572,487
1.01.02.01.02	Other Receivables	0	0	0
1.01.02.01.03	Dividend and Interest on Shareholder's Equity	16,755	0	0
1.01.02.01.07	Deferred Taxes	188,942	0	0
1.01.02.02	Other Credits	0	0	0
1.01.02.04	Financial Investments	0	22,923	0
1.01.02.05	Recoverable Taxes	0	188,772	174,663
1.01.02.06	(-) Allowance for Doubtful Accounts	0	(54,361)	(50,420)
1.01.03	Material and Supplies	16,008	9,203	7,575
1.01.04	Other	618,846	773,957	700,636
1.01.04.01	Deferred Tariff Costs Variations	334,353	486,384	463,928
1.01.04.02	Prepaid Expenses	191,239	149,352	9,425
1.01.04.03	Derivatives Contracts	0	3,644	0
1.01.04.04	Other Credits	93,254	134,577	227,283
1.02	Noncurrent Assets	10,353,053	9,919,610	9,395,456
1.02.01	Long-term assets	2,046,088	2,583,634	2,670,139
1.02.01.01	Other Credits	1,280,738	1,834,719	1,672,366
1.02.01.01.01	Consumers, Concessionaires and Licensees	165,183	530,423	582,290
1.02.01.01.02	Other Receivables	0	0	0
1.02.01.01.03	Financial Investments	103,901	108,531	850
1.02.01.01.04	Recoverable taxes	103,049	77,324	33,551
1.02.01.01.05	Deferred Taxes	908,605	1,118,441	1,055,675
1.02.02	Related parties	0	0	0
1.02.02.01	Associated companies	0	0	0
1.02.02.02	Subsidiaries	0	0	0
1.02.02.03	Other related parties	0	0	0
1.02.03	Other	765,350	748,915	997,773
1.02.03.01	Escrow deposits	81,846	62,559	145,396
1.02.03.02	Deferred Tariff costs variations	512,678	510,277	580,232
1.02.03.03	Prepaid expenses	28,769	38,187	49,186
1.02.03.04	Other	142,057	137,892	222,959
1.02.02	Permanent Assets	8,306,965	7,335,976	6,725,317
1.02.02.01	Investments	3,092,648	3,095,162	2,841,132

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

1 - Code	2 – Description	3 - 12/31/2006	4 - 12/31/2005	5 - 12/31/2004
1.02.01.01.01	Associated companies	0	0	0

06.01 – CONSOLIDATED BALANCE SHEET – ASSETS (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 12/31/2006	4 - 12/31/2005	5 - 12/31/2004
1.02.01.01.02	Associated companies - Goodwill	0	0	0
1.02.01.01.03	Investments in subsidiaries	0	0	0
1.02.01.01.04	Investments in subsidiaries – Goodwill	2,345,474	2,299,646	2,019,045
1.02.01.01.05	Other investments	747,174	795,516	822,087
1.02.02.02	Property, plant and equipment	5,162,543	4,200,769	3,826,864
1.02.02.02.01	Property, plant and equipment	5,953,930	4,841,766	4,414,917
1.02.02.02.02	(-) Special obligation linked to the concession	(791,387)	(640,997)	(588,053)
1.02.02.03	Intangible	0	0	0
1.03.03	Deferred charges	51,774	40,045	57,321

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 12/31/2006	4 - 12/31/2005	5 - 12/31/2004
2	Total liabilities and shareholders' equity	14,048,781	13,689,901	12,618,121
2.01	Current liabilities	3,785,275	4,139,282	2,997,243
2.01.01	Loans and financing	687,975	1,245,946	904,321
2.01.01.01	Accrued Interest on debts	29,859	47,931	39,748
2.01.01.02	Loans and financing	658,116	1,198,015	864,573
2.01.02	Debentures	225,430	368,440	355,992
2.01.02.01	Accrued Interest on debentures	66,178	94,948	98,490
2.01.02.02	Debentures	159,252	273,492	257,502
2.01.03	Suppliers	854,161	782,233	663,857
2.01.04	Taxes and social contributions payable	522,758	474,960	409,474
2.01.05	Dividends and interest on equity	732,518	489,263	158,644
2.01.06	Reserves	0	0	0
2.01.07	Due to Related Parties	0	0	0
2.01.08	Other	762,433	778,440	504,955
2.01.08.02	Employee pension plans	86,715	121,048	100,530
2.01.08.03	Regulatory charges	105,013	30,945	61,504
2.01.08.04	Accrued liabilities	53,998	29,490	25,935
2.01.08.05	Deferred Tariff gains variations	162,350	262,764	148,536
2.01.08.06	Derivative contracts	50,664	39,928	43,056
2.01.08.07	Other	303,693	294,265	125,394
2.02	Non-Current Liabilities	5,395,195	4,754,571	5,387,878
2.02.01	Long- Term Liabilities	5,395,195	4,754,571	5,387,878
2.02.01.01	Loans and financings	2,475,548	1,807,465	2,144,341
2.02.01.01.01	Accrued Interest on debts	2,550	0	0
2.02.01.01.02	Loans and financings	2,472,998	1,807,465	2,144,341
2.02.01.02	Debentures	1,779,445	1,556,599	1,640,705
2.02.03	Reserves	103,711	214,969	304,036
2.02.03.01	Reserve for Contingencies	103,711	214,969	304,036
2.02.01.04	Related parties	0	0	0
2.02.01.05	Advance for Future Capital Increase	0	0	0
2.02.01.06	Other	1,036,491	1,175,538	1,298,796
2.02.01.06.01	Suppliers	0	201,982	229,874
2.02.01.06.02	Employee pension plans	773,646	793,343	798,903
2.02.01.06.03	Taxes and social contributions payable	39,741	31,110	86,503
2.02.01.06.04	Deferred Tariff gains variations	71,069	11,976	47,209
2.02.01.06.05	Derivative contracts	24,094	29,635	44,696
2.02.01.06.06	Other	127,941	107,492	91,611
2.02.02	Deferred income	0	0	0
2.03	Non-controlling shareholders' interest	2,034	0	137,018
2.04	Shareholders' equity	4,866,277	4,796,048	4,095,982

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

1 - Code	2 – Description	3 - 12/31/2006	4 - 12/31/2005	5 - 12/31/2004
2.04.01	Capital	4,734,790	4,734,782	4,082,036

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 12/31/2006	4 - 12/31/2005	5 - 12/31/2004
2.04.01.01	Capital	4,734,790	4,734,790	4,082,036
2.04.01.02	Treasury shares	0	(8)	0
2.04.02	Capital reserves	16	0	0
2.04.03	Revaluation reserves	0	0	0
2.04.03.01	Own assets	0	0	0
2.04.03.02	Subsidiary/associated companies	0	0	0
2.04.04	Profit reserves	131,471	61,266	13,946
2.04.04.01	Legal reserves	131,471	61,266	13,946
2.04.04.02	Statutory reserves	0	0	0
2.04.04.03	For contingencies	0	0	0
2.04.04.04	Unrealized profits	0	0	0
2.04.04.05	Profit retention	0	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0	0
2.04.04.07	Other revenue reserves	0	0	0
2.04.05	Accumulated deficit	0	0	0
2.04.06	Advance for Future Capital Increase	0	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

07.01 – CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 01/01/2006 to 12/31/2006	4 - 01/01/2005 to 12/31/2005	5 - 01/01/2004 to 12/31/2004
3.01	Operating revenues	12,227,052	10,907,058	9,548,670
3.02	Deductions from Operating Revenues	(3,313,040)	(3,168,146)	(2,812,417)
3.03	Net operating revenues	8,914,012	7,738,912	6,736,253
3.04	Cost of Electricity Energy Services	(5,834,819)	(5,316,380)	(4,966,436)
3.04.01	Electricity purchased for resale	(3,419,197)	(3,174,765)	(3,125,752)
3.04.02	Electricity network usage charges	(774,077)	(757,186)	(678,558)
3.04.03	Personnel	(242,678)	(199,669)	(189,592)
3.04.04	Employee pension plans	7,470	(90,362)	(148,429)
3.04.05	Material	(39,189)	(33,990)	(31,984)
3.04.06	Outsourced services	(111,177)	(98,030)	(87,640)
3.04.07	Depreciation and amortization	(297,482)	(273,154)	(251,161)
3.04.08	Fuel consumption account - CCC	(554,275)	(392,454)	(251,403)
3.04.09	Energy development account - CDE	(370,182)	(272,842)	(184,626)
3.04.10	Other	(34,032)	(23,928)	(17,291)
3.05	Gross operating income	3,079,193	2,422,532	1,769,817
3.06	Operating Expenses/Income	(957,939)	(1,182,182)	(1,185,573)
3.06.01	Sales and Marketing	(271,215)	(212,278)	(195,329)
3.06.02	General and administrative	(314,409)	(266,927)	(268,233)
3.06.03	Financial Income (Expense)	(289,345)	(519,811)	(683,834)
3.06.03.01	Financial income	637,635	576,808	431,836
3.06.03.02	Financial expenses	(926,980)	(1,096,619)	(1,115,670)
3.06.03.02.01	Interest on Shareholder's Equity (expense)	0	(190,551)	(6,649)
3.06.03.02.02	Goodwill amortization	(138,882)	(117,561)	(99,802)
3.06.03.02.03	Financial Expenses	(788,098)	(788,507)	(1,009,219)
3.06.04	Other operating income	0	0	0
3.06.05	Other operating expenses	(82,970)	(183,166)	(38,177)
3.06.05.01	Merged Goodwill Amortization	(12,962)	(8,148)	(10,583)
3.06.05.02	Other Operacting Expense	(70,008)	(175,018)	(27,594)
3.06.06	Equity in subsidiaries	0	0	0
3.07	Operating Income	2,121,254	1,240,350	584,244
3.08	Nonoperating income (expense)	49,837	(360)	(4,415)
3.08.01	Nonoperating Income	73,877	10,508	14,935
3.08.02	Nonoperating Expense	(24,040)	(10,868)	(19,350)
3.09	Income before taxes on income and Extraordinary Item	2,171,091	1,239,990	579,829
3.10	Income tax and social contribution	(650,034)	(388,795)	(287,377)
3.10.01	Social contribution	(172,998)	(101,787)	(68,244)
3.10.02	Income tax	(477,036)	(287,008)	(219,133)
3.11	Deferred income tax and social contribution	(84,229)	52,462	34,643

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

07.01 – CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 01/01/2006 to 12/31/2006	4 - 01/01/2005 to 12/31/2005	5 - 01/01/2004 to 12/31/2004
3.11.01	Deferred social contribution	(14,820)	9,415	8,624
3.11.02	Deferred income tax	(69,409)	43,047	26,019
3.12	Statutory profit sharing/contributions	(32,559)	(32,559)	(33,655)
3.12.01	Profit sharing	0	0	0
3.12.02	Contributions	(32,559)	(32,559)	(33,655)
3.12.02.01	Extraordinary item net of tax effects	(32,559)	(32,559)	(33,655)
3.13	Reversal of interest on Shareholder's Equity	0	190,551	6,649
3.14	Non-controlling shareholder's interest	(173)	(40,371)	(21,170)
3.15	Net Income	1,404,096	1,021,278	278,919
	SHARES OUTSTANDING EX-TREASURY STOCK (in thousands)	479,757	479,756	451,629
	NET INCOME PER SHARES	2.92668	2.12874	0.61758
	LOSS PER SHARE			

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

08.01 – CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 – 01/01/2006 to 12/31/2006	4 – 01/01/2005 to 12/31/2005	5 – 01/01/2004 to 12/31/2004
4.01	Sources of funds	4,899,127	2,440,839	3,692,063
4.01.01	From operations	1,763,891	1,311,633	955,868
4.01.01.01	Net income	1,404,096	1,021,278	278,919
4.01.01.02	Items not affecting working capital	359,795	290,355	676,949
4.01.01.02.01	Non-controlling shareholders' interest	232	40,371	21,170
4.01.01.02.02	Monetary Restatement of Rationing Regulatory Assets	(124,952)	(243,800)	(171,476)
4.01.01.02.03	Provision for Losses on Realization of Rationing Regulatory Assets	0	91,805	32,250
4.01.01.02.04	2003 Tariff Review	(10,402)	(28,441)	69,744
4.01.01.02.05	Other regulatory asset	415	(38,729)	(44,813)
4.01.01.02.06	Depreciation and amortization	474,714	427,958	387,711
4.01.01.02.07	Reserve for contingencies	(86,117)	74,494	44,747
4.01.01.02.08	Long-term interest and monetary and exchange variations	(10,157)	(89,148)	131,950
4.01.01.02.09	Unrealized losses (gains) on derivative contracts	22,845	(15,061)	38,360
4.01.01.02.10	Pension plan costs	39,597	124,853	190,481
4.01.01.02.11	Losses (gains) on disposal of property, plant and equipment and investments	(45,411)	156	1,950
4.01.01.02.12	Deferred Taxes - Assets and Liabilities	90,064	(84,685)	(46,755)
4.01.01.02.13	Research and Development and Energy Efficiency Programs	10,863	24,578	0
4.01.01.02.14	Other	(1,896)	6,004	21,630
4.01.02	From shareholders	0	17,258	684,649
4.01.02.01	Capital contribution -	0	0	684,649
4.01.02.02	Capital contribution - Subscription Bonus	0	17,258	0
4.01.03	From third parties	3,135,236	1,111,948	2,051,546
4.01.03.01	Long-term financing and debentures	2,080,081	544,028	1,278,274
4.01.03.02	Transfer from noncurrent to current assets	692,424	356,150	457,727
4.01.03.03	Increase net noncurrent asset by subsidiary acquisition	63,653	0	0
4.01.03.04	Special obligations	56,209	23,371	31,798
4.01.03.05	Sale of Permanent Equity Interest	0	1,225	0
4.01.03.06	Sale of permanent assets	94,517	18,261	9,918
4.01.03.07	Transfers from noncurrent to current – CVA, net	144,470	162,625	261,990
4.01.03.08	Sale of treasury shares	24	0	0
4.01.03.09	Other	3,858	6,288	11,839
4.02	Uses of funds	4,619,683	2,984,340	3,329,349
4.02.01	Purchase of interest in subsidiaries	627,327	6,829	0
4.02.02	Increase in property, plant and equipment	797,235	626,537	605,716
4.02.03	Financial Investments	26,996	105,254	0
4.02.04	Transfer from long-term to current liabilities	1,705,597	1,135,464	1,546,357

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

08.01 – CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 – 01/01/2006 to 12/31/2006	4 – 01/01/2005 to 12/31/2005	5 – 01/01/2004 to 12/31/2004
4.02.05	Dividends and interest on equity	1,333,995	917,985	289,651
4.02.06	Redemption of debentures	0	0	721,990
4.02.07	Transfer from current to noncurrent assets	65,058	83,889	78,694
4.02.08	Additions to deferred charges	12,622	7,102	21,205
4.02.09	Escrow deposits	38,171	78,704	44,077
4.02.10	Net noncurrent asset merging	2,219	0	0
4.02.11	Other	10,463	22,576	21,659
4.03	Decrease (increase) in working capital	279,444	(543,501)	362,714
4.04	Increase (decrease) in current assets	(74,563)	547,626	846,987
4.04.01	Current assets beginning of the year	3,770,291	3,222,665	2,375,678
4.04.02	Current assets end of the year	3,695,728	3,770,291	3,222,665
4.05	Increase (decrease) in current liabilities	(354,007)	1,091,127	484,273
4.05.01	Current liability end of prior year	4,139,282	3,048,155	2,512,970
4.05.02	Current liability end of end of year	3,785,275	4,139,282	2,997,243

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

09.01 – INDEPENDENT AUDITORS' REPORT – UNQUALIFIED OPINION

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Management of
CPFL Energia S.A.
São Paulo – SP

1. We have audited the accompanying individual (Company) and consolidated balance sheets of CPFL Energia S.A. and subsidiaries as of December 31, 2006, and the related statements of operations, changes in shareholders' equity (Company), and changes in financial position for the year then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements. The financial statements of the indirect subsidiary Rio Grande Energia S.A. for the year ended December 31, 2006, whose assets and result represent 14.3% and 9.3%, respectively, of the Company's consolidated total assets and net income for the year ended December 31, 2006, were audited by other independent auditors whose report thereon, dated January 26, 2007, was unqualified. The financial statements of the indirect jointly-owned subsidiary Campos Novos Energia S.A. (in preoperating stage) for the year ended December 31, 2006, whose proportional assets represent 5.3% of the Company's consolidated total assets as of December 31, 2006, were audited by other independent auditors whose report thereon, dated January 26, 2007, was unqualified. Our opinion, insofar as it relates to the amounts for these subsidiaries included in the individual and consolidated financial statements, is based solely on the reports of those auditors.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by Management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, based on our audits and on the reports of the other auditors, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of CPFL Energia S.A. and subsidiaries as of December 31, 2006, and the results of their operations, the changes in shareholders' equity (Company), and the changes in their financial positions for the year then ended in conformity with accounting practices adopted in Brazil.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2006**

4. Our audit was conducted for the purpose of forming an opinion on the basic financial statements referred to in paragraph 1 taken as a whole. The accompanying individual and consolidated statements of cash flows and value added, included in Attachments I and II, respectively, are presented for purposes of additional analysis and are not a required part of the basic financial statements in conformity with accounting practices adopted in Brazil. Such information has been subjected to the auditing procedures described in paragraph 2 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements for the year ended December 31, 2006 taken as a whole.

5. As discussed in note 3, item (b.1), on October 19, 2006, the National Electric Power Agency (ANEEL) changed, on a provisional basis, the periodic tariff revision rate of 2003 for the subsidiary Companhia Piratininga de Força e Luz from 9.67% to 10.14%. Since this is a provisional tariff revision, it is subject to changes upon definitive approval.

6. The individual and consolidated financial statements and supplementary information contained in Attachments I and II as of December 31, 2005, presented for comparative purposes, were audited by us, and our unqualified report thereon, dated February 14, 2006, contained the following: (a) a comment that our opinion as to: (i) the amounts related to the indirect subsidiary Rio Grande Energia S.A., included in the consolidated financial statements, was based solely on the opinion of the other auditors, whose report thereon, dated February 14, 2006, was unqualified and (ii) the amounts related to the indirect jointly-owned subsidiary Campos Novos Energia S.A., included in the consolidated financial statements, was based solely on the opinion of the other auditors, whose report thereon, dated January 13, 2006, was unqualified; and, (b) an emphasis of matter paragraph related to the recording by the subsidiary Companhia Paulista de Força of a regulatory asset pending approval by ANEEL, which approval was granted on September 5, 2006, as mentioned in note 3, item (b.1).

7. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, January 26, 2007

DELOITTE TOUCHE TOHMATSU   Walbert Antonio dos Santos
Auditores Independentes   Engagement Partner

Management Report

Dear Shareholders,

In accordance with statutory and legislative requirements, the CPFL Energia S.A. (CPFL Energia) board submits for your appreciation, the Management Report and the Financial Statement accompanying by the reports of the independent auditors and the fiscal auditing committee, referring to the financial year-ending December 31 2006. All comparisons in this report refer to consolidated data during the same period of 2005, except when specifically stated otherwise.

1. Initial Considerations

CPFL Energia obtained an operating income without precedent in its history, ratifying the success and discipline of the execution of the strategic long-term plan. The Company agenda – based on synergic growth, operational efficiency, financial discipline, sustainability, corporate responsibility and differentiated corporate governance – transformed CPFL Energia into the national power distribution market leader, with a participation of 12.7% and in commercializing the participation was 27%. Gross revenue increased by 12.1% and net operating revenue by 15.2%. The operating generation of cash registered a variation even more positive with EBITDA increasing by 31.6%. Net income over the period reached the historical mark of R$ 1,404 million, showing growth of 37.5%.

Acquisitions helped position the Company among the consolidating groups in the electric sector. In May 2006 the Company obtained control of 99.76% of Rio Grande Energia - RGE, serving over a million clients, active in the northern and northeastern regions of the State of Rio Grande do Sul — the operational base of important industries in the State. In August the Company purchased an additional 11% of the Hydroelectric facility Foz do Chapecó and in October acquired 99.99% of the Companhia Luz e Força Santa Cruz, operational in 24 municipalities in the State of São Paulo plus three in Paraná. These acquisitions are aligned with the strategy of increasing CPFL Energia's participation in the Brazilian electric sector.

Total sales of energy over the year grew 7.2% with sales to the free market reaching 31.1%. CPFL Energia also made advances in the expansion of generating capacity which grew from 915 MW to 1,072 MW, and should reach 2,087 MW by 2010. Construction has been completed on the Campos Novos Hydroelectric facility (commercial operation start-up in February 2007) and has started on the Foz do Chapecó Hydroelectric plant together with the re-powering of the small hydroelectric facilities of Capão Preto and Chibarro.

The operations of CPFL Paulista and CPFL Piratininga clearly express the strategic commitment of the Company with operational efficiency. The companies hold the best quality ratings of energy supply in Brazil: DEC (Customer Average Interruption Duration) and FEC (Customer Average Interruption Frequency). After only six months under operational control of the group, RGE also registered significant improvements in its supply quality ratings. CPFL Brasil, the group commercializing division, has also been a driving force, through the increase in its customer base.

The debt profile is a demonstration to the market of the financial discipline observed by the Company as the cost of debt has remained practically unaltered, even though the total debt rose 3.8% during 2006. The rigor of economic-financial performance and the commitment to sustainability of operations will permit the possibility to earmark over R$ 3 billion over the next four years in investments to strengthen the distribution, generation and commercialization business operations.

Best practices of sustainability and corporate responsibility have evolved significantly during the year, highlighted by the publication of the new Code of Ethics, aligned with the precepts of the Sarbanes-Oxley act. The revision of the code was preceded by a profound process of internal reflection in the companies of the group.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Brazilian Corporation Law
Date: December 31, 2006

On another front, investments in re-powering and modernization of small hydroelectric units with zero environmental impact represent an advance in the use of clean technology, in short, contributing towards the reduction of greenhouse gas emissions, thus qualifying the Company as a trader of carbon credits in accordance with the Kyoto Protocol. The environmental actions of the Company also benefit the conservation of aquatic fauna in the hydrographic basins of São Paulo together with urban reforesting. For these efforts, coupled with other diverse lines of activity, CPFL Energia was elected as “Model Company” by the Guide *Exame* of Corporate Citizenship 2006, in an evaluation of the magazine *Exame*.

Policies of respecting diversity within the Company and professional development activities among other initiatives, have kept the workforce motivated throughout the Company. The result of this was the inclusion of CPFL Energia for the 5th consecutive year among the Best Companies in Brazil to Work for, according to the evaluation organized by the magazines *Exame* and *Você S.A.*.

These steps, taken during the course of 2006, indicate that the Company is continuing to expand organically, with a strategic vision and a focus on long-term business sustainability. CPFL Energia prepared itself for this moment of consolidation within the electric sector and is now reaping the benefits of the strategy.

Shareholding Structure

CPFL Energia is a holding company, participating in the capital of other companies:


CPFL ENERGIA
DISTRIBUTION
COMERCIALIZATION
GENERATION
100%
100%
99.99%
CPFL PAULISTA
CPFL PIRATININGA
Companhia Luz e Força Santa Cruz
67.07%
RGE
Rio Grande Energia
32.69%
100%
CPFL BRASIL
100%
Clion
99.95%
Sul Geradora
Participações
100%
CPFL GERAÇÃO
100%
CPFL
Centrais Elétricas S.A.
100%
CPFL Sul
100%
Semesa
Semesa S.A.
65%
Ceran
Cia Energética Rio das Antas
25.01%
BAESA
48.72%
Enercan
Campos Novos Energia S.A.
51%
CONSÓRCIO ENERGÉTICO FOZ DO CHAPECÓ
Based on December 31st, 2006

Further information on investments in controlled companies can be found in the Explanatory Note No. 1 in the Financial Statements.

2. Comments on the Economic Climate

MACRO-ECONOMIC ENVIRONMENT

Domestic economic activity is still feeling the effects of the currency appreciation and continuing high real interest rates, which were reflected in the merely modest growth in industrial output and Gross Domestic Product — GDP. Yet paradoxically, the internal consumer market has shown dynamism above the forecasts, sustained by a real increase in the minimum salary and average earning power, by the concession of social benefits and by the widespread availability of credit. The performance of specific sectors of the agri-business sector was also positive, notably sugar and alcohol, orange juice and coffee – activities with a strong presence in upstate São Paulo.

The macro-economic scenario expected for 2007 contemplates the expectation of the acceleration of economic activity, led by an increase in public spending and by the creation of mechanisms to stimulate private investment, albeit within the context of the preservation of macro-economic stability.

REGULATORY ENVIRONMENT

The year was noted for the consolidation of the regulatory environmental represented by the standardization initiatives of ANEEL. Within this context, emphasis should be given to the methodology which will be in effect at the 2nd tariff revision cycle for the distributors, as defined by the publication of ANEEL Resolution No. 234/06. Additionally, the regulation of the general conditions to incorporate the private nets, through ANEEL Resolution No. 229, will impact positively the composition of the asset base of CPFL Paulista and RGE over the coming years. Finally, the regulation of the conditions of electric power commercialization derived from incentives for consumers with usage above 500 KW, will create new opportunities for CPFL Brasil (the group commercializing arm) affecting the free energy market for years to come.

Shareholding Reorganization

With a view to segregate the holdings maintained by CPFL Paulista and in compliance with Law No. 10.848/04, in April 2006, an Extraordinary General Meeting (AGM) was held where the implementation of the first stage of shareholding reorganization was approved.

Based on the ANEEL evaluation report, through the dispatch No. 454, the first stage consisted of a reduction in CPFL Paulista capital in the amount of R$ 413 million, whose entire shareholding in CPFL Piratininga in the amount of R$ 385 million was restored to CPFL Energia.
With the implementation of this first shareholding reorganization phase, the shareholding control of CPFL Piratininga was transferred directly to CPFL Energia. The principal positive aspects of this reorganization are the following:

(i)   direct dividend flow to the holding company; and
(ii)   accounting premium of CPFL Piratininga purchase by CPFL Energia.

The residual value totaling R$ 28 million, refers to the transference to CPFL Energia, of shareholdings held by CPFL Paulista in *Comgás* and *Energias do Brasil*.

The next and last phase regarding the segregation of CPFL Paulista holdings in RGE should occur in March 2007, in compliance with the ANEEL Authoritative Resolution No. 305/05.

TARIFFS AND PRICES OF ELECTRIC POWER

Distribution Segment

In accordance with Resolution No. 336/2001, which approved the separation of the company *Bandeirante Energia S.A – EBE* under the condition that the resultant tariff rate of the two distributors be of the lower rate, the tariff revision process of EBE was reopened, reflecting positively on the final index definition of the CPFL Piratininga 1st cycle tariff revision.

In 2006 the following annual tariff readjustment rates (IRT) were authorized:

Company	Average Readjustment	Date
CPFL Paulista	10.83%	April/2006
RGE	10.19%	April /2006
CPFL Piratininga	10.79%	October /2006

Generating Segment

The sales contracts of power relating to generation contain specific readjustment clauses and the main index utilized is the annual variation measured by IGP-M.

3. Operating Performance

ENERGY SALES

Total Sales of Energy

Energy Sales - GWh			
	2006	**2005**	**Var.**
Captive Market	31,778	31,236	1.7%
Free Market	9,334	7,121	31.1%
Total	**41,112**	**38,357**	**7.2%**

Total energy sales of the CPFL Group, through the distribution and commercialization segments were 41,112 GWh, up 7.2% in relation to the previous year. This increase is mainly due to the 32.7% acquisition of RGE, without which the growth would have been 3.9%.

Sales to the captive market totaled 31,778 GWh, which indicates growth of 1.7% relative to 2005. This increase is also due to the purchase of RGE, without which a reduction of 2.4% would have occurred.

Sales to the free market reached 9,334 GWh, an increase of 31.1%. This growth is owed to the winning over by the group commercializing sector, customers who had migrated from the captive market to the free market, but is also due to the increase in consumption of free market consumers already with the Company.

Captive Market

Captive Market - GWh			
	2006	**2005**	**Var.**
Residential	9,489	8,783	8.0%
Industrial	10,882	11,955	-9.0%
Commercial	5,724	5,301	8.0%
Rural	1,966	1,730	13.6%
Others	3,717	3,467	7.2%
Total	**31,778**	**31,236**	**1.7%**

The main variations in the captive market occurred in the following consumer classes:

- Industrial class: reduction of 9.0%, due to the migration of customers to the free market;
- Residential and commercial classes: increases of 8.0%, due to the real gains in earning power, stimulated by low inflation and the increase in the minimum salary, coupled with an acceleration in sales of domestic appliances facilitated by easier access to credit;
- Rural: an increase of 13.6%, due to low rates of rainfall over the year (lower than historic average), which led to greater use of irrigation.

Discounting the effect of the purchase 32.7% of the capital of RGE, the industrial class lost 13.1% and the residential, commercial and rural classes gained 4.7%, 4.9% and 4.1%, respectively.

For more details on electric power sales (sales in R$, in GWh, by consumer class and number of consumers), see Explanatory Note No. 23 in the Financial Statements.

Commercial Losses

The distributors CPFL Paulista, CPFL Piratininga and RGE have permanent procedures in place to reduce commercial losses, both of a technical nature (e.g. repair and substitution of meters) and prevention of clandestine connections. 557 thousand consumer units were inspected in 2006, 33% higher than the 420 thousand consumer units inspected in the previous year. During the same period 124 thousand obsolete or damaged meters were substituted.

With these initiatives, commercial losses at CPFL Paulista were reduced to 2.5%; at CPFL Piratininga the reduction was more impressive, reaching 1.8%; and at RGE the rate was 2.2%. This represents revenue recovery of R$ 138 million.

Service Quality

CPFL Energia distributors permanently invest in quality improvements regarding the supply of electric power, with the aim of improving service and guaranteeing the quality of electricity supplied. Programs are continuously developed to improve operational management, emergency service logistics organization, and ongoing inspections and preventive maintenance of substations, the grid and distribution lines. Investments are also made in the qualification of professionals, in cutting edge technology, in standardization of labor processes and the sharing of best operational management working practices among the group distributors.

The results of these practices can be verified in the evolution of electric power supply quality indexes, as well as in comparisons with the DEC and FEC indexes released by the National Electric Power Agency – Aneel. Brazilian distributors register an average of 16 hours for DEC and 12 times for FEC. The DEC index for CPFL Paulista and CPFL Piratininga was 6.59 and 6.75 hours respectively, FEC was 5.49 times at CPFL Paulista and 5.67 at CPFL Piratininga, both indicators lower than the national average. At RGE

DEC was 19.92 hours and FEC was 12.36 representing a reduction of 23.6% and 24.9% respectively compared to the previous year.

Universality of Coverage

The distributors CPFL Paulista and CPFL Piratininga were the first in Brazil to attain universality of electricity supply coverage in their markets. *Companhia Luz e Força Santa Cruz*, acquired in December 2006, also serves a market integrally universalized.

In order to comply with the universality target at RGE, a further 5,865 urban and rural customers need to be connected. The investment forecast for 2007 is R$ 35 million to connect a further 4,695 consumers, of which 2,015 will benefit from the *"Luz para Todos"* Program. The remaining 1,170 customers will be connected by 2008.

4. Economic-Financial Performance

Comments made herein on economic-financial performance and operating results should be read in conjunction with the audited financial statement and explanatory notes.

Operating Revenue

Gross operating revenue reached R$ 12,227 million, representing growth of 12.1%.
The main contributing factors toward this evolution were:



i)   increase in total sales of energy of 7.2%, together with the distributor tariff readjustment (R$ 1,150 million);
ii)   increase of 46.4% (R$ 219 million) in revenue from the use of the distribution system — TUSD; and
iii) cessation of emergency charges by ANEEL (R$ 226 million).

Operating Cash Generation — EBITDA

Operating income measured by adjusted EBITDA reached R$ 2,789 million in 2006, an increase of 31.6% (R$ 669 million).



This result is mainly due to the increase of 15.2% in Net Revenue (R$ 1,175 million), a rate well above the 6.6% energy cost increase (R$ 261 million) and the 20.4% in operating expenses (R$ 335 million), excluding expenses related to the Private Pension Fund, Depreciation and Amortization.

Adjusted EBITDA is calculated as net income before taxes, financial income, depreciation/amortization and private pension fund, plus adjustments for extraordinary items.

Net Income

In 2006 CPFL Energia reported net income of R$ 1,404 million, an increase of 37.5% (R$ 383 million). This result stems mainly from the following factors:



i)   increase of 31.6% (R$ 669 million) in adjusted EBITDA;
ii)   reduction in Private Pension Fund expenditures (R$ 97 million);
iii)   increase of R$ 50 million in non-operating income.

Net income for the period per share was R$ 2.93, growth of 48.7% compared to income of R$ 1.97 per share registered in 2005.

Dividends

The board has proposed the distribution of R$ 1,334 million in dividends, equivalent to 95% of net income for the period, representing R$ 2.78 per share. The Company surpassed the 50% minimum payment stipulated in its dividend policy.

Debt

CPFL Energia debt in 2006 stood at R$ 5,168.4 million, an increase of 3.8%. Although the debt may have increased in nominal terms, its cost has decreased by 13.9% p.a. in 2005 to 13.4% p.a. in 2006, due to the fall of the CDI and TJLP during the year, partially compensated by the increase in the IGP-M/IGP-DI.

The debt increase is mainly the result of the net effect of the incorporation of the RGE debt obligations, stemming from the 32.7% acquisition. The following factors also contributed to the debt increase:

(i) liquidation of Floating Rate Notes (R$ 232 million); and CPFL Paulista debentures (R$ 805 million);

(ii) issue of debentures by CPFL Piratininga (R$ 400 million) and CPFL Paulista (R$ 640 million); loans denominated in CDI contracted by RGE (R$ 140 million); and BNDES disbursements to CPFL Paulista, CPFL Piratininga and generation projects (R$ 334 million).

It should be noted that 82.3% (R$ 4.3 billion) of CPFL Energia's financial debt is considered long-term.

A consequence of the increase in financial debt was the increase in adjusted net debt, a resultant of the total debt (the sum of loans and financing, derivatives and Private Pension Fund debt), excluding regulatory assets/CVA and cash receivables, which grew 19.4%, to a total of R$ 4,415.8 million. However, the ratio Debt/EBITDA improved and now stands at 1.6 time.

Payment Delinquency

As a result of efforts to negotiate and collect unpaid bills by the distributors, as well as the intensification and greater efficiency in electricity disconnection, the rate of delinquency, calculated as bills unpaid for more than 30 days, fell sharply at CPFL Paulista, CPFL Piratininga and RGE. At CPFL Paulista the rate reached 1.35% (reduction of 6.3%); at CPFL Piratininga the rate was 1.28% (reduction of 1.5%); and at RGE the rate registered 3.7% (reduction of 11.8% relative to 2005).

For the power generation and commercialization segments it is interesting to note that at the close of financial year neither Company had outstanding receivables or delinquent debts pending on existing contracts.

5. Investments

Investments in Operation

In 2006, R$ 797 million was invested in the maintenance and expansion of the businesses; R$ 527 million was invested in distribution, R$ 266 million for generation and R$ 4 million for the commercialization segment.

The main investments made by CPFL Energia are the following:

•   Distribution: Investments were made in the expansion of the electric power system in order to keep track with consumer growth. In 2006, 141 thousand new connections were made. Investments were also made in the maintenance and improvements in the electricity system, on operational infrastructure, operational support systems and for the research and development program.

•   Generation: Investments were mainly channeled towards the conclusion of the Barra Grande hydroelectric plant and for the projects in construction — The Ceran Complex, Campos Novos and other investments such as the re-powering of small hydroelectric facilities, Gavião Peixoto, Capão Preto and Chibarro;

•   Commercialization: Improvements in portfolio and risk management.

Acquisitions and Sales

In 2006, CPFL Energia also made investments in acquisitions facilitating expansion of market share in the Brazilian energy market. The Company also sold its holdings in the *Companhia de Gás de São Paulo – Comgás*.

Increase of shareholding in RGE

On May 10th 2006, CPFL Energia and PSEG signed a contract which enabled the direct acquisition of 100% holding of Ipê Energia Ltda. from PSEG Brasil Ltda. and PSEG Trader S.A. for the sum of US$ 185 million.

With this acquisition the CPFL Group now control 99.76% of RGE and 99.95% of Sul Geradora. Through CPFL Paulista and CPFL Brasil, the group already held 67.1% and 67.2% in RGE and Sul Geradora, respectively.

Increased holdings in Foz do Chapecó hydroelectric facility

In August 2006 CPFL Energia acquired an additional 11% participation in the capital of the Consórcio Energético Foz do Chapecó — CEFC ('Foz do Chapecó') for the amount of R$ 9 million. With this acquisition CPFL now hold 51% of the Foz do Chapecó plant. This will commit CPFL to an additional future investment of R$ 230 million, representing a further 47.5 median MW of Secured Power.

Acquisition of Companhia Luz e Força Santa Cruz

In December 2006, CPFL Energia acquired for R$ 203 million, 99.99% share of the capital of *Companhia Luz e Força Santa Cruz*. Santa Cruz is a public service concessionaire for the distribution of electric power operating in 24 municipalities in São Paulo State and 3 in the State of Paraná. The concession area is 11,894.5 km^2 and the market comprises of more than 161 thousand consumers, representing 0.3% of the domestic market share.

Sale of holdings in Companhia de Gás de São Paulo

In September 2006, CPFL Energia sold its shareholding in the *Companhia de Gás de São Paulo (Comgás)*. The net amount of the sale was R$ 89.9 million.

6. Corporate Governance

In 2006, the composition of the CPFL Energia Administrative Council was reduced from twelve members to seven members, with an independent elected member among them. A new model of Corporate Governance was also implanted, focused on optimizing the decision-making process and the attributions delegated by the Administrative Council to the newly formed, three advisory committees, replacing the previously existing seven advisory committees: Process Management Committee, Committee of Related Parties and People Management Committee.

Since 2005, the Company's Fiscal Council has also taken on the attributes of the Audit Committee, with the exceptions applied to foreign companies listed on the U.S. Stock Exchanges by the Securities and Exchange Commission (SEC).

In 2006, efforts to rationalize internal controls and procedures were also intensified, with a view to align them with the requirements (compliance) of section 404 of the Sarbanes-Oxley act. To achieve this, 120 business processes were drawn up and evaluated together with the effectiveness of 895 related controls. A system of internal control management was also implanted, which permitted the evaluation of controls and processes by their respective managers, as well as a hierarchical certification system of the business process.

CPFL Energia is associated with the Chamber of Arbitration of the *Novo Mercado* – Bovespa Stock Exchange, as stipulated in the Company By-Law Clause

CPFL Energia is listed on the most important indicators which unite companies with Differentiated Governance Practices, Sustainability and Corporate Responsibility: such as the Corporate Governance Index - IGC, the share index with Differentiated Tag-Along Rights – ITAG and the Corporate Sustainability Index – ISE of Bovespa. Additionally, as from January 2007, due to the increase in CPFL's Bovespa daily trading volume, CPFL Energia is now listed on the Brasil 50-IBX50 Index.

CPFL Energia appeared for the second consecutive time in the publication "Case Studies of Good Corporate Governance" organized by the Organization for Economic Cooperation and Development (OECD) and by the International Finance Corporation (IFC) as one of the eight companies with the best Corporate Governance Practices in Latin America.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   Date: December 31, 2006

7. The Stock Market

CPFL Energia currently has 27.08% of its shares circulating on the market, trading both in Brazil (Bovespa) and the New York Stock Exchange (NYSE).
The shares have fluctuated 16.0% on the Bovespa and 28.6% on the NYSE, closing the year quoted at R$ 30.00/share and US$ 41.38/ADR, respectively. Since the IPO the shares have appreciated 99.3% on Bovespa and 127.7% on the NYSE.

The daily median trading volume was R$ 17.3 million, R$ 9.1 million on Bovespa and R$ 8.1 million on the NYSE — an increase of 145.8%. The performance of the CPFL Energia shares on Bovespa, in 2006, enabled their inclusion, as from January 2007, on the IBX-50, an index that lists the fifty most traded stocks.

8. Sustainability and Corporate Responsibility

The best practices of CPFL Energia and its subsidiaries in Sustainability and Corporate Responsibility have been acknowledged by important institutions. Initiatives have been taken in the following fields:

Ethics, Transparency and Excellence: Fulfilling CPFL Values

The new edition of the Code of Ethics and Corporate Conduct was released, after much internal reflection and the alignment of the Code's precepts to the Sarbanes-Oxley Act.

CPFL Energia has published for the fourth consecutive year their annual report in accordance with the Global Reporting Initiative (GRI).

To meet the requirements of the pursuit for excellence and growth, the Integrated Management System — SGI is formed by strategic working processes in the companies, certified in accordance with the following international standards: ISO 9001:00, Quality; ISO 14001:04, Environmental Management; OHSAS 18001:99, Worker Safety and Occupational Health; and SA 8000:01, Social Responsibility.

The Six Sigma Strategy which has now been introduced at CPFL Paulista and CPFL Piratininga is a methodology which permits the identification of improvement opportunities in processes, with cost reductions. The implementation of this initiative at the distributors aims at eliminating eventual losses in operational processes such as avoiding unnecessary field visits, reduction in distribution transformer defects and even the number of repeat calls at the automated customer call center.

Consumer Relations Management

The consumer's necessities are identified through research, committee participation and local commissions, among other activities. The CPFL Energia distributors maintain Consumer Councils to evaluate the quality of service. Service improvements are based on this information.
As a result of this management initiative, the group distributors are placed among the best in Brazil in regard to studies in conjunction with consumers. CPFL Piratininga was the winner of the award IASC 2005 – The Aneel Index of Consumer Satisfaction, evaluated by Aneel – National Electric Power Agency, as the best distributor in the Southeastern region of Brazil in the category of over 400 thousand customers. The consumer satisfaction index was 68.45% at CPFL Piratininga; 65.35% at CPFL Paulista; and 66.75% at RGE, all above the Brazilian average of 61.38%.

Community Relations

The *Espaço Cultural CPFL* (CPFL Cultural Space) develops activities at the head office in Campinas and is open to the public. It presented a program on the theme 'The Invention of the Contemporary: Creating New Forms of Life'. Over 196 thousand people participated in the program since its inception in 2002.

The **CPFL Program for the revitalization of the *Santa Casas* and Philanthropic Hospitals** now covers 19 hospitals in the regions of Franca and Piracicaba (SP).

In the ***Projeto Aprender***, (Learning) CPFL Energia gathers adolescents from low income families and guides their first steps through the corporate environment. In 2006, 119 young people benefited from the scheme.

The **CPFL Energy Efficiency Program** promotes initiatives for the rational use of electricity in public lighting, in services, public buildings and squares, as well as developing the following programs: CPFL in the Schools, Collective Education With Low Income Consumers, Municipal Energy Management and Donation of Florescent Light Bulbs.

The **Program of the Voluntary Citizen**, implanted at CPFL Energia at the start of 2005, gathers more than 2,000 participants who develop voluntary activities in their neighborhood communities.

CPFL Energia donated more than R$ 2 million to the Municipal Council for Children's and Adolescents Rights - CMDCA, benefiting 31 cities within its area of activity. In all, from a total of 274 inscribed projects 73 were supported.

The **Environment Week**, promoted by CPFL Energia in Campinas; the event of diverse cultural and technical activities, was open to all.

Influence and Leadership in the Business Chain

CPFL Energia has adhered to the Corporate Pact for Integrity and Anti-Corruption together with the Corporate Pact against Sexual Exploitation of Children and Adolescents. CPFL also maintains its adhesion to the Global Pact and the Millennium Development Objectives – ODM, both established by the United Nations. CPFL Energia created the **Forum for the Millennium Objectives** for the dissemination of the ODMs.

In the **Program CPFL Conhecer e Crescer (Knowing and Growing)** — A management excellence program to disseminate concepts of management quality and social responsibility to micro, small and mid-size companies. Fourteen meetings were held with 854 participants.

As part of the program **Rede de Valor, (Network of Value)** created by CPFL Energia for the dissemination of the management of social responsibility, the **V Meeting of Suppliers** took place with 90 participants.

CPFL Energia was invited to participate in the **Program Tear** – (**Weaving Sustainable Networks of Social Responsibility at Micro, Small and Mid-sized Companies)**, developed by BID, the Ethos Institute and the Multilateral Investment Fund — Fumin. As a consequence, the company took on the responsibility to disseminate good practices among 15, micro, small and mid-sized companies within the business supply chain.

Together with these initiatives, since 2001, CPFL Energia has also been associated with the Abrinq Foundation.

Human Resources Management

CPFL Energia has maintained investments in training and development of its professionals, which at an annual rate works out at 111.25 hours of training per employee.
Among other initiatives we highlight the following: The Respect for Diversity Program, implemented throughout the group, is aimed at increasing representation of African-Brazilians, women and the disabled among the workforce; and the program *Novo Tempo* (A New Time), which prepares employees for retirement.

The Group closed the financial year with 5,836 employees (5,838 in 2005), with a turnover rate of 7.41%.

The company workforce has the following profile: average length of service – 12 years; average age – 37.8.

As a consequence of the policies of respect and professional development adopted by the group companies, the employees have elected CPFL Energia, for the 5th consecutive year, among the best companies to work for in Brazil, according to an evaluation organized by the magazines *Exame* and *Você S.A.*

In 2006, a survey on organizational ambience was carried out among the CPFL Energia group companies, which resulted in the favorable index of 74%, a rating which maintains CPFL among the group of companies with the best people-manager practices, according to *Hay do Brasil.*
A Succession Plan was also implanted covering the principal executive functions of the group. This plan outlined the new competencies required, giving ample guidelines for the management assessment process. The results of these actions will serve as a reference for actions relating to executive functions between 2007/2008.

Management of Environmental Impact

— Clean Development:

The CPFL Energia Group companies have developed projects that use clean technologies, contributing to the reduction of gas emissions which can cause the greenhouse effect, thus preventing, avoiding and minimizing environmental impacts. Prime examples:

• Mechanisms for Clean Development – MDL: The program for re-powering small hydroelectric plants (PCHs), qualified the company to receive Carbon Credits, and the contract to commercialize 120 thousand tons of CO_2 until 2012 has already been signed. The Monte Claro MDL Project of the Ceran Complex approved by the Inter-Ministry Commission on Global Climate Change will contribute to the reduction of 850 thousand tons de CO_2 and other Greenhouse gases.

• Research and Development Projects which generate environmental benefits by eliminating, reducing or treating residues, economizing power, and increasing energy efficiency.

o   CPFL Paulista developed projects related to: New technologies with wood applied to the manufacture of cross-arms; a gassifier to generate power from the residues of several types of biomass; Power grid from vegetation (in partnership with CPFL Piratininga); Implantation of distributed generation systems.

o   At CPFL Piratininga, the "Green Transformer" utilizes 100% biodegradable vegetable isolation oil instead of mineral oil. The company also developed the project "Distributed Residential Generation System" built from a natural gas reformer and a 2kW combustion cell.
o   A pilot project was developed for the acquisition of electric and battery driven vehicles as well as hybrid models for testing in the fleet.

— Environmental programs in Power Distribution and Transmission:

CPFL Paulista and CPFL Piratininga have continued the following environmental projects:

• Urban Tree Planting Program, with over 81 thousand seedlings donated to municipalities.
• Management Program to Control the Final Destination of Hazardous Residues, with a new storage facility in Campinas.
• Selective Garbage Disposal Program (separation of white paper, cardboard and plastics).
• Maintenance of the Environmental Certification ISO 14.001:04 for the scope of "The Environment and The Urban Distribution Grid; Living Together".

- Reverse Chain: A process which permits the re-use of materials and obsolete equipment removed from the power distribution and transmission lines.

  At **RGE** — **Rio Grande Energia** highlights the following initiatives:
- **Reverse Logistics Project**: which recycles and salvages approximately 120 tons of equipment and material from the electric power system.
- **4th Phase of Native Tree Campaign**: with a distribution of 40 thousand seedlings.
- **5th phase of *Araucária angustifólia* reforestation campaign:** 5,000 seedlings and 1,500 kg of seeds were distributed.
- ***Matas Ciliares* Project:** donation of material to construct fences to isolate and recover 1,200,000 m² of areas situated by the riverbanks.

— Environmental Projects of the Power Generation Plants:
- CPFL Centrais Elétricas have continued with the following environmental projects:
o **Aquatic Plant Control Program:** with a focus on the removal of the plants and their utilization; 38,017 m³ have been removed, the equivalent of a surface area of 60.30 ha.
o **Environmental Education:** The School Ship of Nature Project sponsored by CPFL, received 18 thousand visitors during the year. The CPFL Centrais Elétricas hydroelectric plants hosted 2,359 students, interested in obtaining information on environmental preservation.
o **Fisheries Conservation Program:** 390 thousand Curimbatá fish spawn were released into the rivers and reservoirs of the hydrographic basins in the regions where the Company operates.

- At the generation plants where CPFL has a shareholding participation, the environmental programs foreseen in the Basic Environmental Project and its original licensing, continue in effect; the main ones being:

o BAESA carried out the **reforestation** of 195,100 native seedlings throughout the area of influence of the Barra Grande Hydroelectric Plant, now totaling 353,589 **seedlings planted** from 2004 to 2006; a local success story in saving and re-planting species threatened with extinction.

o All the necessary steps and precautions were taken to avoid additional environmental impacts resulting from the problems sustained by one of the diversion tunnels of the Campos Novos Dam, which caused the total drainage of the reservoir. The measures taken proved to be efficient and FATMA — *Fundação do Meio Ambiente* (The Environmental Foundation) authorized in November 2006 the re-filling of the reservoir.

o On December 5th the Foz do Chapecó Hydroelectric facility was granted a 4 year license extension after demonstrating to IBAMA compliance with all the socio-environmental stipulations of the Basic Environmental Project.

— **Social Projects of the Power Generation Plants**

- An agreement was signed to compensate the families who were indirectly affected by the implantation of the Campos Novos Hydroelectric Facility. The sum of the payments totaled R$ 6 million.

- Enercan continues with the **Fundo de Desenvolvimento Rural**, (Rural Development Fund) to finance collective agri-businesses in four municipalities situated in the region influenced by the Campos Novos Hydroelectric Facility. At the close of the year 23 projects were in progress benefiting 450 families.

- Enercan also concluded the **restoration and extension of the Campos Novos Municipal Museum**; carried out the **asphalting of the SC-455 Highway**, between Comunidade de Santa Catarina and the town of Abdon Batista, a distance of 13.7 km; improvements in, and the **construction of community buildings** and also infrastructure for the nearby communities not affected by the Campos Novos Hydroelectric Facility.

- BAESA promoted the **upgrading of the infrastructure of the municipalities influenced by the Barra Grande Hydroelectric Facility**, with refurbishing and construction of schools, healthcare centers, roads and other installations, among other activities. The efforts of the Technical and Social Workers have helped all the 430 families, beneficiaries of the Program for Re-Housing the Rural Population. Among the results, 100% of the school age children were enrolled in, and attend school; and the same children are monitored through the Family Health Program – PSF.

- SEMESA adhered to the **Goiás North-Northeastern Development Fund**, whose objective is to implant income generating projects for local families. The fund is coordinated by the Ministry of Mines and Energy with the participation of the Brazilian Support Service for Micro and Small Businesses of the State of Goias — SEBRAE-GO and MAB — Movement for the Affected by Dams.

Recognition

The companies that make up the CPFL Energia Group received several awards in recognition of their performances in management, operation and service quality fields. Some are highlighted here:

- Model company in Social Responsibility (CPFL Energia — Guia Exame of Good Corporate Citizenship);
- Award "Company of the Year in Corporate Communication" and "Investor Relations Award" (CPFL Energia – Aberje Brasil Award);
- Best Electric Power Distributor in Brazil (CPFL Paulista — Abradee);
- Consumer evaluation as best distributor in the southeast (CPFL Piratininga — IASC/Aneel).

9. Independent Auditors

The Independent Auditor Deloitte Touche Tohmatsu was contracted by CPFL Energia to carry out external auditing related to the examination of the company financial statements. In compliance with instruction CVM No. 381/03, we inform that in 2006 this auditing company did not perform any service, non-related to external auditing, with fees superior to 5% of the fee received for the contracted service.

10. Closing Thanks

The CPFL Energia Board wish to thank the shareholders, customers and suppliers for the trust placed in the Company during 2006; the management for the motivation and involvement transmitted to their teams; and, most of all to the workforce, for their diligence, dedication and efforts in achieving the established targets.

The Board of Directors

For further information on the performance of CPFL group companies please access the site www.cpfl.com.br – Investor Relations

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2006**

Annual Social Report / 2006
Company: CPFL ENERGIA S.A.

1 - Basis for Calculation		2006 Value (R$ 000)			2005 Value (R$ 000)	
Net Revenues (NR)			8,914,012			7,738,912
Operating Result (OR)			2,121,254			1,240,350
Gross Payroll (GP)			351,814			298,145

2 - Internal Social Indicators	Value (000)	% of GP	% of NR	Valor (000)	% of GP	% of NR
Food	26,556	7.55%	0.30%	22,813	7.65%	0.29%
Mandatory payroll taxes	95,344	27.10%	1.07%	82,914	27.81%	1.07%
Private pension plan	19,234	5.47%	0.22%	19,367	6.50%	0.25%
Health	20,901	5.94%	0.23%	15,814	5.30%	0.20%
Occupational safety and health	466	0.13%	0.01%	1,229	0.41%	0.02%
Education	1,515	0.43%	0.02%	1,003	0.34%	0.01%
Culture	0	0.00%	0.00%	0	0.00%	0.00%
Trainning and professional development	7,244	2.06%	0.08%	5,885	1.97%	0.08%
Day-care / allowance	493	0.14%	0.01%	477	0.16%	0.01%
Profit / income sharing	32,622	9.27%	0.37%	20,252	6.79%	0.26%
Other	2,483	0.71%	0.03%	2,877	0.96%	0.04%
Total - internal social indicators	**206,858**	**58.80%**	**2.32%**	**172,631**	**57.90%**	**2.23%**

3 - External Social Indicators	Valor (000)	% of OR	% of NR	Valor (000)	% of OR	% of NR
Education	166	0.01%	0.00%	935	0.08%	0.01%
Culture	11,298	0.53%	0.13%	7,883	0.64%	0.10%
Health and sanitation	1,081	0.05%	0.01%	239	0.02%	0.00%
Sport	11	0.00%	0.00%	0	0.00%	0.00%
War on hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%
Other	19,882	0.94%	0.22%	5,016	0.40%	0.06%
Total contributions to society	**32,438**	**1.53%**	**0.36%**	**14,073**	**1.13%**	**0.18%**
Taxes (excluding payroll taxes)	4,554,544	214.71%	51.09%	3,839,965	309.59%	49.62%
Total - external social indicators	**4,586,982**	**216.24%**	**51.45%**	**3,854,038**	**310.72%**	**49.80%**

4 - Environmental Indicators	Valor (000)	% of OR	% of NR	Valor (000)	% of OR	% of NR
Investments related to company production / operation	34,121	1.61%	0.38%	24,342	1.96%	0.31%
Investments in external programs and/or projects	13,810	0.65%	0.15%	1,257	0.10%	0.02%
Total environmental investments	**47,931**	**2.26%**	**0.54%**	**25,599**	**2.06%**	**0.33%**
Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company	( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%			( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%		

5 - Staff Indicators	2006	2005
N° of employees at the end of period	5,836	5,838
N° of employees hired during the period	425	595
N° of outsourced employees	3,286	4,376
N° of interns	137	130
N° of employees above 45 years age	1,324	1,213
N° of women working at the company	1,012	1,022
% of management position occupied by women	11.20%	9.95%
N° of Afro-Brazilian employees working at the company	431	488
% of management position occupied by Afro-Brazilian employees	0.40%	1.59%
N° of employees with disabilities	179	159

6 - Relevant information regarding the exercise of corporate citizenship	2006			2007 Targets		
Ratio of the highest to the lowest compensation at company	73.54			73.54		
Total number of work-related accidents	66			17		
Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa
Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) will not get involved	( ) will follow the OIT rules	(X) will motivate and follow OIT
The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	(X) are suggested	( ) are required	( ) will not be considered	(X) will be suggested	( ) will be required
Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) will not get involved	( ) will support	(X) will organize and motivate
Total number of customer complaints and criticisms:	in the company 913,724	in Procon 1,781	in the Courts 2,064	in the company 726,182	in Procon 798	in the Courts 880
% of complaints and criticisms attended to or resolved:	in the company 100%	in Procon 100%	in the Courts 67%	in the company 100%	in Procon 100%	in the Courts 30%
Total value-added to distribute (R$ 000):	**In 2006:** 7,065,607			**In 2005:** 6,048,115		
Value-Added Distribution (VAD):	65.39% government 18.88% shareholders 1.00% retained	4.99% employees 9.74% third parties		64.54% government 15.18% shareholders 1.71% retained	6.40% employees 12.17% third parties	

7 - Other Information						
Consolidated informations						
In the financial items were utilized the percentage of stock paticipation. For the other information, as number						
of employees and legal lawsuits, the informations were available in full numbers.						
Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br						
This company does not utilize child labor or slave labor.						

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

(1)   OPERATIONS

CPFL Energia S.A. ("CPFL Energia" or "Company") is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities.

The Company has direct and indirect interests in the following operational subsidiaries (information on the concession area, number of consumers, energy production capacity and associated data not examined by the independent auditors):

1.1 – Distribution activities

Direct interests:

Companhia Paulista de Força e Luz

Companhia Paulista de Força e Luz ("CPFL Paulista") is a publicly quoted corporation, public electric power service utility, operating principally in the distribution of power to 234 municipalities in the interior of São Paulo State, serving approximately 3.3 million consumers. Among the main municipalities are Campinas, Ribeirão Preto, Bauru and São José do Rio Preto. Its concession term ends in 2027, and may be extended for a further 30-year period. CPFL Energia holds 100% of the total capital of CPFL Paulista.

Companhia Piratininga de Força e Luz

Companhia Piratininga de Força e Luz ("CPFL Piratininga") is a publicly quoted corporation, public electric power service utility, operating principally in the distribution of power to 27 municipalities in the interior and coastal areas of São Paulo State, serving approximately 1.3 million consumers. The main municipalities include Santos, Sorocaba and Jundiaí. Its concession term ends in 2028, and may be extended for a further 30-year period.

In compliance with the provisions of Law nº 10.848/04, which prohibit energy distribution concessionaires from holding interests in other companies, the Extraordinary General Meeting held on April 13, 2006 approved separation of the interest held by the subsidiary CPFL Paulista in the subsidiary CPFL Piratininga by transferring this investment to the Company. As a result of this Corporate Reorganization, the Company now holds 100% of the capital of CPFL Piratininga.

Indirect interests:

Rio Grande Energia S.A.

Rio Grande Energia S.A. ("RGE") is a publicly quoted corporation and public electric power service utility, in the northern and northeastern regions of the State of Rio Grande do Sul, serving approximately 1.1 million consumers. Its has a concession term of 30 years, up to 2027, which may be extended for a further 30 years.

On June 23, 2006, the Company acquired from the Public Service Enterprise Group ("PSEG") 100% of the capital quotas of CPFL Serra Ltda ("CPFL Serra"), previously Ipê Energia Ltda. ("Ipê"), the former jointly-controlling shareholder of RGE. Since this acquisition, CPFL Energia indirectly holds 99.76% of RGE, through its subsidiaries CPFL Paulista (67.07%) and CPFL Serra (32.69%).

Companhia Luz e Força Santa Cruz

On December 28, 2006, through the subsidiary Nova 4 Participações Ltda ("Nova 4"), the Company acquired 99.99% of the total capital of Companhia Luz e Força Santa Cruz ("Santa Cruz"). Santa Cruz is a private corporation and public electric power service utility, which operates mainly in energy distribution to 24 municipalities located in the State of São Paulo, in the Central-Sorocabana region, and in 3 municipalities in the north of the State of Paraná. Its concession term ends in 2015, and may be extended for a further 20 years.

1.2 – Generation activities

Direct interests:

CPFL Geração de Energia S.A.

CPFL Geração de Energia S.A. ("CPFL Geração") is a publicly quoted corporation, and acts as a holding company for energy generation interests. The Company holds 100% of CPFL Geração's capital.

Indirect interests:

CPFL Centrais Elétricas S.A.

CPFL Centrais Elétricas S.A. ("CPFL Centrais Elétricas") is a private corporation and public electric power generating services utility, with a concession term ending in 2027, which may be extended for a further 30 years. CPFL Centrais Elétricas owns 19 small hydropower plants and one thermopower plant, with total installed power capacities of 118.85 MW and 36 MW, respectively, all located in the State of São Paulo. The subsidiary CPFL Geração holds 100% of the capital of CPFL Centrais Elétricas.

SEMESA S.A.

The corporate objective of SEMESA S.A. ("SEMESA"), a private corporation, is participation in the Serra da Mesa Hydropower Plant, located on the Tocantins River, State of Goiás. The concession and operation of the Serra da Mesa Hydropower Plant are held by Furnas Centrais Elétricas S.A. ("FURNAS"). SEMESA owns part of the Serra da Mesa assets leased to FURNAS under a 30-year contract as from 1998, which assured SEMESA shares of 51.54% of the installed capacity of 1,275 MW (657 MW) and average assured energy of 671 MW (average 345.8 MW). SEMESA also signed an agreement of commitment to sell this energy to FURNAS until 2014, with a price adjustment clause tied to the variation of the general price index - IGP-M. SEMESA also holds the concession and the corresponding tied assets for the Ponte do Silva Hydropower Plant, located on the São Luiz River, State of Minas Gerais, granted in October 1989 for a 30-year period. CPFL Geração holds 100% of SEMESA's capital.

CPFL Sul Centrais Elétricas Ltda.

CPFL Sul Centrais Elétricas Ltda. ("CPFL Sul Centrais Elétricas") is a limited liability company and owns the PCHs Guaporé, Andorinhas, Pirapó and Saltinho plants, located in the State of Rio Grande do Sul. The total power of the four small hydropower plants - PCHs is 2.65 MW, with average assured energy of 1.1 MW. On March 22, 2006, through Administrative Rulings nºs 03, 04, 05 and 06, the Ministry of Mines and Energy ("MME") reappraised an increase in the guaranteed assured energy of the PCHs to an average of 2.45 MW. CPFL Geração holds 100% of CPFL Sul Centrais Eletricas's capital.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Brazilian Corporation Law
Date: December 31, 2006

BAESA - Energética Barra Grande S.A.

BAESA – Energética Barra Grande S.A. ("BAESA"), is a publicly quoted corporation, whose objective is to construct, operate and exploit the Barra Grande Hydropower Plant (located on the Pelotas River, on the borders of the States of Santa Catarina and Rio Grande do Sul), with a planned installed capacity, established in the concession contract, of 690 MW. The three generator units, each with a capacity of 230 MW, started commercial operations in November 2005, February and April 2006. The subsidiary CPFL Geração holds 25.01% of the capital of BAESA.

Subsidiary in development

The subsidiary CPFL Geração holds interests in new generating ventures, the total assured energy of which will be available by 2010, increasing its installed capacity, in proportion to its participation, to 2,087 MW. These jointly-controlled projects are:

CERAN - Companhia Energética Rio das Antas S.A.

The objective of Companhia Energética Rio das Antas ("CERAN"), a private corporation, is to implement and operate the Monte Claro, Castro Alves and 14 de Julho Hydropower Plants (located of the State of Rio Grande do Sul) with planned installed capacity of 360 MW. The Monte Claro Hydropower Plant started operating in December of 2004, and the operational start-up of the other plants is scheduled for 2007 (Castro Alves Hydropower Plant) and 2008 (14 de Julho Hydropower Plant). CPFL Geração holds 65.00% of the capital of CERAN.

Campos Novos Energia S.A.

Campos Novos Energia S.A. ("ENERCAN") is a private corporation whose objective is to construct, operate and exploit the Campos Novos Hydropower Plant, (located on the River Canoas in the State of Santa Catarina), with planned installed capacity, established in the concession contract, of 880 MW. The plant started operating in February 3, 2007. CPFL Geração holds 48.72% of ENERCAN's total capital.

Foz do Chapecó Energia S.A.

Foz do Chapecó Energia S.A. ("Foz do Chapecó") is a private corporation, with a 60% interest in the Foz do Chapecó Energy Consortium, and its objective is to construct, operate and exploit the Foz do Chapecó Hydropower Plant (located on the Uruguai River on the border of the States of Santa Catarina and Rio Grande do Sul), with planned installed capacity, established in the concession contract, of 855 MW. Construction work started in the fourth quarter of 2006 and commercial operations are scheduled to start in 2010. In 2006, the subsidiary CPFL Geração acquired 18.33% of Foz do Chapecó from Companhia Estadual de Energia Elétrica ("CEEE"), and now holds 85% of the capital of Foz do Chapecó or, indirectly, 51% of the Consortium.

1.3 – Commercialization activities

Direct interest:

CPFL Comercialização Brasil S.A.

CPFL Comercialização Brasil S.A. ("CPFL Brasil") is a private corporation, and its main objective is to sell energy, provide associated services, linked with or necessary for the sale of energy, and strategic, institutional and financial advisory services for purchasers and sellers of electric energy and organizations operating in the national and international energy sector. CPFL Brasil is authorized to act as an electric power retail agent in the ambit of the Electric Energy Trading Chamber ("CCEE"). CPFL Energia holds 100% of CPFL Brasil's capital.

Indirect interests:

Clion Assessoria e Comercialização de Energia Elétrica Ltda

Clion Assessoria e Comercialização de Energia Elétrica Ltda ("Clion") is a limited liability company, set up in 2001, in order to sell electric power and provide consultancy services in the energy field. It is authorized to act as an electric power retail agent in the ambit of the CCEE. The subsidiary CPFL Brasil holds 100% of the capital of Clion.

Sul Geradora Participações S.A.

Sul Geradora Participações S.A. ("Sul Geradora"), is a private corporation, with the main purpose of participating in the capital of other companies. In the course of 2006, the subsidiary CPFL Brasil acquired a 32.75% participation in the capital of Sul Geradora from the associated company CPFL Serra, and now holds 99.95% of the capital of Sul Geradora.

CPFL Comercialização Cone Sul S.A.

On June 23, 2006, the Company acquired 100% of the shares of CPFL Comercialização Cone Sul S.A. ("Cone Sul") from PSEG. Cone Sul (previously PSEG Trader S.A) is a private corporation, and its objective is to sell energy. It is authorized to act as a sales agent for electricity in the ambit of the CCEE.

1.4 –Other Participation Companies

CPFL Serra Ltda

The objective of CPFL Serra, a limited liability company, is to participate as shareholder or partner in companies in the energy segment, to provide consultancy, logistic support, technical assistance and operational services to power production, distribution and transmission, and other related activities. It currently holds 32.69 % of the capital of RGE. The Company holds 100% of the capital of CPFL Serra.

Nova 4 Participações Ltda

Nova 4 is a limited liability company, and its objective is to participate in the capital of other companies. Since December 28, 2006 it has a 99.99% share of the capital of Santa Cruz. The Company holds 100% of the capital of Nova 4.

Makelele Participações S.A.

The objective of Makelele Participações S.A. ("Makelele"), a private corporation, is to participate in other companies, either exercising control or participating permanently with significant investments in their capital. The indirect subsidiary SEMESA holds 100% of the capital of Makelele. Makelele currently has no participations in other companies.

(2) PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements were prepared in accordance with generally accepted accounting principles in Brazil, in accordance with the Accounting Manual of the Public Electric Energy Service, rules defined by National Electric Energy Agency "ANEEL" and the standards published by the Brazilian Securities Commission ("CVM").

In order to improve the information presented to the market, the 2006 and 2005 Cash Flow and Added Value Statements, parent company and consolidated, are presented as additional information, in APPENDICES I and II.

The Cash Flow Statements were prepared in accordance with the criteria established by "FAS 95 – Statement of Cash Flows", with respect to the presentation format, within the context of registering the Company's financial statements with the Securities and Exchange Commission ("SEC").

As mentioned in notes 1.1 and 12.1, assets held directly by the subsidiary CPFL Paulista as of December 31, 2005 were transferred to the direct control of the Company. These assets were appraised at book values, in accordance with an Appraisal Report made by a specialized company as of December 31, 2005. Accordingly, the individual financial statements as of December 31, 2006 should be analyzed taking into account the effects of the addition of these investments as from January 1, 2006.

2.1 Summary of the Principal Accounting Practices

a) **Cash and Banks:** Include cash balances, bank deposits, bank deposits certificates and short-term financial investments, which are stated at cost, plus income accrued up to the balance sheet dates.

b) **Consumers, Concessionaires and Licensees:** Include the supply of billed and unbilled electric energy to final consumers, and to other concessionaires for electric energy supply, in accordance with amounts available and balances related to regulatory assets of different kinds.

c) **Allowance for Doubtful Accounts:** recorded based on an analysis of the amounts receivable from clients in the residential class past due by more than 90 days, in the commercial class past due by more than 180 days and from other classes past due by more than 360 days, including public sector clients. It also takes into account an individual analysis of the balances of the larger customers, including refinancing of receivables classified as doubtful, in accordance with management's experience in relation to effective losses.

d) **Investments:** Include interests in subsidiaries valued by the equity method. Other interests are recorded at acquisition cost, net of provisions to reduce them to market value, where applicable. Investments also include the goodwill recorded on the acquisition of subsidiaries, resulting from the difference between the acquisition price paid and the book equity value of the companies acquired, amortized in proportion to the projected net income for the remaining period of the concession contract of each investee, in accordance with the ANEEL instructions.

Also includes assets related to the Serra da Mesa Hydropower Plant project, which, as they are leased to FURNAS, are shown under "Investments – Leased Assets", net of depreciation calculated by the straight-line method, at annual rates of 2% to 20%

e) **Property, plant and equipment:** Recorded at purchase, construction or formation cost, including, where applicable, interest, other financial charges and administrative costs, restated to December 31, 1995, net of depreciation calculated by the straight-line method, at annual rates of 2% to 20%.

f) **Restatement of Assets and Liabilities:** Assets and liabilities indexed to inflation or exchange rates variations, in accordance with contractual or legal provisions, are updated to the balance sheet dates.

g) **Income Tax and Social Contribution:** are calculated and recorded in accordance with the legislation in effect on the balance sheet dates. The Company and certain subsidiaries recorded in their financial statements the effects of tax credits relating to income tax and social contribution on tax loss carryforwards and temporary differences, supported by expectations of the future generation of income tax and social contribution payable within a period not exceeding 10 years. The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Serra also recorded tax credits in respect of the benefit of the goodwill merged by the subsidiaries, which are being amortized in proportion to the projected net income for the remainder of the concession contract of each investee. For 2006, annual rates of 5.15%, 5.45% and 2.98%, respectively, were used for the subsidiary CPFL Paulista, CPFL Piratininga and CPFL Serra. These rates were determined in a projection approved by ANEEL and are subject to periodic review.

h) **Retirement and Pension Plans**: The subsidiaries record the post-employment benefits and the pension plans on the accrual basis and in accordance with CVM Decision 371/00.

i) **Reserves for contingencies:** The reserves for contingencies known at the balance sheet dates are recorded by assessing and quantifying the risks relating to tax, labor or civil matters, where management and the legal advisors consider loss is probable in processes involving litigation. The provisions shown in this item are net of the related legal deposits or blocks.

j) **Derivatives:** Refers to derivative contracts used to manage risks associated with variations in exchange rates and interest on certain on liabilities. These contracts are recorded on the accrual basis and gains and losses recorded or incurred are recognized as financial income or expense.

k) **Income:** Revenue and expense are recorded on the accrual basis. Revenue from electric energy distribution is recognized when the energy is billed. Unbilled revenue relating to the monthly billing cycle is provisioned based on the actual amount of energy supplied during the month and the annualized loss rate. Historically, the difference between the estimated unbilled revenue and the actual consumption, which is recognized in the subsequent month, has not been material. Revenue from the sale of energy generation is recorded based on the assured energy and at tariffs specified in the terms of the contract or the market price in force. No consumers represent 10% or more of the total billing. The credits on operating costs and expense offset in determination of PIS and COFINS, are stated net in the respective costs and expenses accounts.

l) **Estimates:** Preparation of financial statements in accordance with Brazilian Accounting Principles requires management of the Company and its subsidiaries to use estimates as a basis for recording certain transactions that affect the reported amounts of assets, liabilities, revenues and expenses, and also the disclosure of information on data in the financial statements. The final results of these transactions and information, with respect to their effective realization in subsequent periods, may differ from these estimates.

m) **Net Income per Share:** Is determined considering the number of shares outstanding on the balance sheet dates.

The subsidiaries made certain reclassifications in the Financial Statements published in December 31, 2005, to provide a basis for comparison, basically as a result of the new classifications required by ANEEL, in accordance with Authorization Resolution nº 473/2006, which made changes to the Public Electric Energy Service Accounting Manual:

Item	From	To
Tariff Adjustment - Itaipu Purchased	Consumers, Concessionaires and Licensees - note 5	Prepaid Expenses – note 9
Tariff Adjustment - Other Low Income Consumers' Subsidy - Losses	Consumers, Concessionaires and Licensees - note 5 Other Credits - note 11	Prepaid Expenses - note 9 Prepaid Expenses - note 9
Refinancing of debts	Other Credits - note 11	Consumers, Concessionaires and Licensees - note 5

In addition to the above effects, reclassifications were made pursuant to CVM Resolutions nº 488 (presentation and disclosure of the financial statements) and nº 489 (contingent assets and liabilities).

2.2 Consolidation Principles

The consolidated financial statements cover the balances and transactions of the Company and its subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Geração, CPFL Brasil, Cone Sul, CPFL Serra and Nova 4. The asset, liability, income and expense balances were fully consolidated. Prior to consolidation into the Company's financial statements, the financial statements of CPFL Paulista, CPFL Geração, CPFL Brasil and Nova 4 are consolidated with those of their subsidiaries, fully (majority) controlled subsidiaries or proportionally (jointly) controlled subsidiaries, according to the rules defined in CVM Instruction No. 247/96.

In compliance with the conditions described above, the portion relating to the non-controlling shareholders is stated separately in liabilities and income statements for the fiscal year.

All significant intercompany balances and transactions have been eliminated.

The accounting policies of CPFL Energia's subsidiaries are consistent with those of CPFL Energia. The main difference in accounting policies relates to the revaluation of property, plant and equipment recorded by the indirect subsidiary RGE, which is eliminated in the shareholders' equity base for calculation of equity interest and, consequently, in consolidation.

As of December 31, 2005 the Company reported the reconciliation of the result between parent company and consolidated, as follows:

	2005
Parent Company – Net income	**946,407**
Provision for Research and Development and Energy Efficiency Program obligations for prior years, allocated to equity interest in subsidiaries by the parent company and to shareholders' interest in consolidated, net of the effect of income tax and social contribution	74,871
Consolidated – Net income	**1,021,278**

There is no difference in the balances of shareholders' equity between the parent company and consolidated as of December 31, 2005, since the reconciliation item mentioned above is eliminated in shareholders' equity.

Since the acquisition of CPFL Serra in June 2006, the indirect subsidiaries RGE and Sul Geradora are now fully consolidated, not proportionally, thereby impacting the balance sheet and the income statement as from June 2006.

To further clarify the acquisitions made in 2006 (Note 12.1 d), Note 33 shows the principal headings of the balance sheet and income statement accounts, consolidated "pro-forma" in summarized form, showing the acquisition as if it had taken place in 2005.

In the case of the jointly-controlled subsidiary BAESA, in 2006 the subsidiary CPFL Geração's right to invest a percentage of the share in results greater than CPFL Geração's participation in capital (Differential right), was recognized, as a result of the agreement between the BAESA's shareholders. Recognition of this differential right is foreseen in Official-Circular/CVM/SNC/SEP nº 01/2006.

The financial statements as of November 30, 2006 of the indirect subsidiary Santa Cruz (Note 12.1 e) were used in consolidation of the financial statements of CPFL Energia as of December 31, 2006, as the December 31 2006 statements were not available.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Brazilian Corporation Law
Date: December 31, 2006

The Company's subsidiaries, by line of business, are as follows:

Subsidiary	Consolidation Method	2006 Equity Interest - %		2005 Equity Interest - %	
		Direct	Indirect (*)	Direct	Indirect (*)
Energy Distribution					
Companhia Paulista de Força e Luz ("CPFL Paulista")	Full	100.00	-	100.00	-
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Full	100.00	-	-	100.00
Companhia Luz e Força Santa Cruz ("Santa Cruz")	Full	-	99.99	-	-
Rio Grande Energia S.A. ("RGE") (**)	Full	-	99.76	-	67.07
Energy Generation					
CPFL Geração de Energia S.A. ("CPFL Geração")	Full	100.00	-	100.00	-
CPFL Centrais Elétricas S.A. ("CPFL Centrais Elétricas")	Full	-	100.00	-	100.00
SEMESA S.A. ("SEMESA")	Full	-	100.00	-	100.00
CPFL Sul Centrais Elétricas Ltda ("CPFL Sul Centrais Elétricas")	Full	-	100.00	-	100.00
CERAN - Companhia Energética Rio das Antas ("CERAN")	Proportionate	-	65.00	-	65.00
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Proportionate	-	85.00	-	66.67
Campos Novos Energia S.A. ("ENERCAN")	Proportionate	-	48.72	-	48.72
BAESA - Energética Barra Grande S.A. ("BAESA")	Proportionate	-	25.01	-	25.01
Makelele Participações S.A.	Full	-	100.00	-	-
Energy Commercialization					
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Full	100.00	-	100.00	-
CPFL Comercialização Cone Sul S.A.	Full	100.00	-	-	-
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("Clion")	Full	-	100.00	-	100.00
Sul Geradora Participações S.A. ("SGP")	Full	-	99.95	-	67.23
Holding Company					
CPFL Serra Ltda ("CPFL Serra")	Full	100.00	-	-	-
Nova 4 Participações Ltda ("Nova 4")	Full	100.00	-	100.00	-

(*) Refer to the interests held by direct subsidiaries.
(*) In 2005, proportional consolidation

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2006**

(3) REGULATORY ASSETS AND LIABILITIES

	Consolidated			
	Current		Noncurrent	
	2006	**2005**	**2006**	**2005**
Assets				
Consumers, Concessionaires and Licensees (note 5)				
Extraordinary Tariff Adjustment (a)	210,517	259,988	-	157,024
Free Energy (a)	74,500	102,953	790	181,848
Tariff Review - Remuneration Base (b.1)	28,484	-	-	-
Tariff Review - Depreciation (b.1)	34,341	-	12,604	33,100
PIS and COFINS - Generators pass-through (b.2)	-	11,534	-	-
Discounts on the TUSD and Irrigation (b.5)	31,078	2,412	7,970	-
	378,920	**376,887**	**21,364**	**371,972**
Deferred Costs Variations				
Parcel "A" (a)	102,460	-	460,721	486,626
CVA (c)	231,893	486,384	51,957	23,651
	334,353	**486,384**	**512,678**	**510,277**
Prepaid Expenses (note 09)				
Tariff Adjustment – Purchase Itaipu (b.2)	13,052	33,238	-	-
Tariff Adjustment – Other (b.2)	17,982	10,917	6,904	-
PIS and COFINS - Generators pass-through (b.2)	22,447	-	3,473	-
Increase in PIS and COFINS (b.3)	47,106	24,380	3,554	17,094
Energy Surpluses and Shortfalls (b.4)	30,102	27,003	5,467	17,209
Low Income Consumers' Subsidy - Losses (d)	47,393	47,183	-	-
	178,082	**142,721**	**19,398**	**34,303**
Liabilities				
Suppliers (note 14)				
Free Energy (a)	(103,581)	(90,218)	-	(201,982)
PIS and COFINS - Generators' pass-through (b.2)	-	(11,456)	-	-
	(103,581)	**(101,674)**	**-**	**(201,982)**
Deferred Gains Variations				
Parcel "A" (a)	-	-	(12,335)	(10,720)
CVA (c)	(162,350)	(262,764)	(58,734)	(1,256)
	(162,350)	**(262,764)**	**(71,069)**	**(11,976)**
Other Accounts Payable (note 21)				
Tariff Review – Remuneration Base (b.1)	-	(103,182)	-	-
PIS and COFINS - Generators pass-through (b.2)	(15,010)	-	-	-
Increase in PIS and COFINS (b.3)	(30,842)	-	-	-
Low Income Consumers' Subsidy - Gains (d)	(3,964)	(5,400)	(732)	-
	(49,816)	**(108,582)**	**(732)**	**-**
Total	**575,608**	**532,972**	**481,639**	**702,594**

a) Rationing

At the end of 2001, as a result of the Emergency Program for the Reduction of Electric Energy Consumption in effect between June 2001 and February of 2002, an "Overall Agreement for the Electric Energy Sector" was signed between the generators, power distributors and the Federal Government, introducing, as a means of reimbursing the losses incurred by the electrical sector as a result of this program, an Extraordinary Tariff Increase of 2.9% on electric power supply tariffs to residential

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   Date: December 31, 2006

consumers (except those considered to be a "low income consumer"), rural and public lighting and 7.9% for all other consumers.

This adjustment is being used to offset the following regulatory assets recorded by the subsidiaries:

- **Extraordinary Tariff Adjustment (RTE)** – Corresponds to the loss of revenue incurred during the rationing period. This asset was determined by a comparison of the sales revenues from energy effectively recorded in the rationing period, and projected revenue for this period, not taking into account the occurrence of the Energy Rationing Program. This asset is amortized by the revenue derived from the extraordinary tariff adjustment, between January 2002 and January 2007 for the subsidiary CPFL Piratininga and until December 2007 for the subsidiary CPFL Paulista, net of the Energy from Independent Suppliers portion passed on to the generators. The subsidiaries also recorded in the accounts restatement of RTE in accordance with ANEEL instructions, which established that the simple SELIC rate, capitalized monthly plus 1% p.a. should be levied on the amounts financed by the National Bank for Economic and Social Development ("BNDES"), which correspond to 90% of the amounts approved, and only the Selic rate published by the Brazilian Central Bank (BACEN) on the 10% not financed.

  As of December 31, 2006 the subsidiaries have a provision of R$ 142,918 for losses on the realization of the RTE, deducted from the amounts receivable, calculated based on the estimated income projections of the subsidiaries, taking into consideration market growth, estimated inflation, interest and regulatory aspects.

- **Electricity from Independent Suppliers ("Free Energy")** – Corresponds to the energy produced and made available to the consumer market during the rationing period by the independent producers and self-producers of energy. The distribution utilities collect the funds from the consumer through the extraordinary tariff adjustment and pass them on to the generators, recording an asset and a liability. These amounts are monetarily restated in accordance with the ANEEL instructions, and the amount financed by the BNDES is restated by applying the simple SELIC rate, capitalized monthly, plus 1% p.a., while only the Selic rate published by BACEN was applied to the amount not covered by this financing.

  ANEEL established that percentages of 24.9757% and 33.8332%, respectively, of the total extraordinary tariff adjustment collected monthly by CPFL Paulista and CPFL Piratininga, are to be passed on to the generators.

  Due to the legal forecast of an end to charging RTE, a provision of R$ 145,568 was recorded, in January 2007 for the subsidiary CPFL Piratininga and in December 2007 for the subsidiary CPFL Paulista, for Free Energy losses, credited to the "Consumers" account and set against the "Suppliers" account.

  The Free Energy regulatory asset recorded by RGE originates from spot market sales made during the energy rationing program, relating to its share of the Itaipu energy. Accordingly, in 2006, as in the case of RTE, the subsidiary RGE and CPFL Geração established a provision of R$ 10,960 for losses on the realization of Free Energy, recorded in the account "Other Operating Expenses" (note 25).

- **Parcel "A"** – Corresponds to the variation in the financial amounts of non-manageable costs representing Parcel "A" of the concession contracts, between January 1 and October 25, 2001. These amounts are restated based on the variation in the SELIC rate.

  Amortization of parcel "A" will start from February 2007 and January 2008, for the subsidiaries CPFL Piratininga and CPFL Paulista, respectively, using a mechanism similar to that of the Extraordinary tariff adjustment, over the period required to reach the amount recorded.

The State VAT ("ICMS") levied on the tariff recovery mechanism, corresponding to income to be billed, is only due when the corresponding electricity bills are issued to the consumers. In this respect, the subsidiaries CPFL Paulista and CPFL Piratininga merely transfer the tax from the consumers to the State Revenue Department, and therefore do not record this liability in advance.

The changes in balances related to RTE, Free Energy and Parcel "A", from their ratification up to December 31, 2006, and the changes for the years 2005 and 2006, are as follows:

| | | Consolidated | | |
| | | Free Energy (2) | | Parcel "A" |
Description	RTE (1)	Asset	Liability	Net (3)
Ratified Amount	**884,531**	**355,333**	**339,930**	**263,314**
Assets added to the consolidated due to acquisition of equity interests (note 1)	-	3,380	1,503	3,187
Remuneration	678,077	250,442	254,563	339,471
Provision for Losses	(142,918)	(156,528)	(145,568)	-
Amount Amortized	(1,209,173)	(377,337)	(346,847)	(55,126)
Balances to be Amortized as of December 31, 2006	**210,517**	**75,290**	**103,581**	**550,846**

(1) ANEEL Resolutions nº 480/02, 481/02 and 01/04.

(2) ANEEL Resolutions nº 483/02 and 01/04.

(3) ANEEL Resolutions nº 482/02 and 01/04.

		Consolidated		
		Free Energy		
				Parcel "A"
Description	RTE	Asset	Liability	Net
Balances as of December 31, 2004	**599,711**	**291,128**	**321,712**	**399,753**
Monetary Restatement	160,346	101,387	94,085	76,153
Provision for Losses	(84,902)	(6,904)	-	-
Realization/Payment	(258,143)	(100,810)	(123,597)	-
Balances as of December 31, 2005	**417,012**	**284,801**	**292,200**	**475,906**
Assets added to the consolidated due to acquisition of equity interests (note 1)	**-**	1,395	1,503	3,187
Monetary Restatement	51,488	43,669	58,519	71,753
Provision for Losses	-	(146,606)	(145,568)	-
Realization/Payment	(257,983)	(107,969)	(103,073)	-
Balances as of December 31, 2006	**210,517**	**75,290**	**103,581**	**550,846**

b) Review and Adjustment Tariff

b.1) Tariff Review of 2003

- **CPFL Paulista**

In April 2005, ANEEL approved the final results of the first periodic tariff review of April 2003 for the subsidiary CPFL Paulista, establishing an adjustment of 20.29% in the electricity supply tariffs (previously provisionally set at 21.10%). It also fixed the "Xe" factor, which reflects productivity gains, at 1.1352%, to be applied as a reduction factor to the "Parcel B" manageable costs for the subsequent annual tariff adjustments until the next periodic review in April 2008.

Accordingly, in order to reflect the final percentage, the subsidiary CPFL Paulista recognized a regulatory liability of R$ 48,888 in the first quarter of 2005, set against a reduction in Revenue from Electricity Sales (note 23), and amortized the entire liability in the same accounts up to April 2006.

The subsidiary CPFL Paulista has also, since the first quarter of 2005, recorded a regulatory asset, set against Revenue from Electricity Sales (Note 23), resulting from the difference between the tariff approved in the review of the regulatory depreciation rate of 4.64% p.a., used by ANEEL to calculate the reintegration quota, and the percentage of 4.85% p.a. calculated by the subsidiary CPFL Paulista based on information provided to the granting authority. This asset, monetarily restated as of December 31, 2006, amounts to R$ 46,945 (R$ 33,100 as of December 31, 2005). In 2006, ANEEL accepted the existence of the difference in favor of the subsidiary and ruled that this regulatory asset should be taken into consideration in the next 2007 tariff review.

CPFL Piratininga

In the October 2003 periodic tariff review, on October 22, 2003, ANEEL provisionally established the percentage for the subsidiary CPFL Piratininga at 18.08%. However, to maintain a reasonable tariff level and the economic and financial equilibrium of the concession contract, the tariff increase authorized was 14.68%.

On October 18, 2004, ANEEL changed the above-mentioned tariff review to 10.51%, still on a provisional basis.

On October 18, 2005, ANEEL finally approved the result of the first periodical tariff review of the subsidiary CPFL Piratininga of October 2003, establishing a percentage of 9.67%. Accordingly, to reflect the percentage approved, in 2005 CPFL Piratininga increased the regulatory liability by the amount of R$ 31,798, set against Revenue from Electricity Sales, to reflect the new tariff review adjustment from 10.51% to 9.67%.

On October 19, 2006, through Ratification Resolution nº 385, and in answer to the request made by Bandeirante Energia S.A. ("Bandeirante") for reconsideration of the tariff review, ANEEL altered the amounts of the remuneration base of CPFL Piratininga approved in October 2005, and consequently, the result of the first tariff review of October 2003, which had been final, once more became provisional. Through this alteration, ANEEL decided that the electricity supply tariffs of the subsidiary CPFL Piratininga should be reset at 10.14%. It also established the provisional value of the "Xe" factor, which reflects productivity gains at 0.8571%, to be applied as a reduction factor for the "Parcel B" manageable costs, for subsequent annual tariff adjustments. The final percentage should be established on definition of the final percentage of the tariff adjustment.

Accordingly, to reflect the new provisional percentage approved by ANEEL, CPFL Piratininga recognized a regulatory asset of R$ 26,970 thousand, including the effects of PIS and COFINS, set against Revenue from Electricity Sales.

ANEEL Resolution nº 336, of August 16, 2001, referring to consent to the request for spin-off of Bandeirante Energia S.A. and the partial transfer of its concession area to the subsidiary CPFL Piratininga, established that, in the first tariff review, the lower of the tariff adjustments for the two concessionaires would apply. As Bandeirante obtained an index of 10.14% and the subsidiary CPFL Piratininga one of 11.52%, the index of 10.14% prevailed.

b.2) 2006 Tariff Adjustments

- **CPFL Paulista**

Through Ratification Resolution nº 313, of April 6, 2006, ANEEL established the average Annual Tariff Adjustment of the subsidiary at an verage of 10.83%, of which 7.12% refers to the annual tariff adjustment and 3.71% to the financial components. The financial components are basically Deferred Tariff Costs and Gains Variations ("CVA"), energy surpluses and shortfalls, restatement of purchase costs of energy from Itaipu and discounts on collection of the Tariff for Use of the Distribution System (TUSD).

Of the financial components passed on to the tariff, regulatory assets were constituted in 2006 in relation to the purchase costs of energy from Itaipu not included in the 2005 adjustments, amounting to R$ 15,152 (R$ 33,238 as of December 31, 2005), and other regulatory assets totaling R$ 1,863. With regard to energy surpluses and shortfalls and TUSD see items b.4 and b.5.

Additionally, in Official Letter nº 332/ANEEL, of December 26, 2006, ANEEL corrected and increased the CVA asset included in the 2006 tariff adjustment. Accordingly, as of December 31, 2006, the subsidiary CPFL Paulista recognized a pro rata asset of R$ 18,373, recorded in "Prepaid Expenses", and set against the "Operating Revenue" account.

ANEEL also took into account application of the provisions of art. 109 of Law nº 11.196/2005, which ordered the refund by the generators of the amount of R$ 32.869 received as a result of the effects of the PIS and COFINS increase passed on to consumers during the previous tariff period. This is being refunded in 12 installments as from May 2006. Accordingly, the subsidiary CPFL Paulista recorded an asset, set against Cost of Electricity (note 24), equivalent to the amount to be reimbursed to consumers recorded in liabilities (note 21), set against income from electricity (note 23). Additionally, on June 5, 2006, ANEEL corrected the amount to be returned by the generators to R$ 19,932, while maintaining the amount of R$ 32,869 to be refunded to consumers. The difference will be reimbursed by ANEEL in the next tariff adjustment in 2007.

- **CPFL Piratininga**

Through Ratification Resolution nº 386, of October 19, 2006, ANEEL set the annual tariff adjustment of the subsidiary at an average percentage of 10.79%, broken down as follows: 4.40% refers to the annual tariff adjustment and 6.39% to the financial components. The main external components include CVA, energy surpluses in shortfalls, the PIS and COFINS increase, discounts on collection of the Tariff for Use of the Distribution System TUSD and the effects of the tariff review mentioned in the previous item.

ANEEL also took into account application of the provisions of art. 109 of Law nº 11.196/2005, which ordered the refund by the generators, in 12 monthly installments as from November 2006, of the amount of R$ 7,764 received as a result of the effects of the PIS and COFINS increase passed on to consumers during the previous tariff period. Accordingly, CPFL Piratininga recorded an asset, set against cost of electricity (note 24), equivalent to the amount to be reimbursed to consumers recorded in liabilities, set against Income (Note 23).

- **RGE**

Through Ratification Resolution nº 320, of April 18, 2006, ANEEL established the Annual Tariff Adjustment of the indirect subsidiary RGE, increasing the electricity tariffs by an average of 10.19%, of which 5.07% refers to the Annual Tariff Adjustment and 5.13% to the financial tariff components outside the annual adjustment. The main external components are the CVA and the discount on the TUSD.

ANEEL also advised, in Official Letter nº 177/ANEEL, of July 28, 2006, that there were errors in the adjustment calculation data base for the 2006 annual tariff adjustment of 10.19% of the indirect subsidiary RGE. Up to December 31, 2006, RGE recorded a pro rata asset of R$ 5.406, recorded in "Prepaid Expenses", and set off against the "Operating Revenue" account.

b.3) Increase in PIS and COFINS

Refers to the difference between the costs relating to PIS and COFINS calculated in accordance with the current legislation, and those incorporated in the tariff.

Although the 2005 tariff adjustments already cover the majority of these costs, this matter should give rise to final regulation after the conclusion of the Public Hearing set up by ANEEL on July 20, 2005 (ANEEL call notice nº 014/2005). In view of their provisional nature, these amounts are subject to change at the time of the final approval by the regulatory agency.

CPFL Piratininga

In accordance with Ratification Resolution nº 386, of October 19, 2006, ANEEL approved passing on to the tariff the amount of R$ 34,263 as realignment of tariffs with the PIS and COFINS costs, eliminating

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES Date: December 31, 2006

the amounts already taken into consideration in the 2005 tariff adjustment, and the amount of R$ 30,842 was recorded in the year in the “Prepaid expenses” account.

In view of the provisional nature of these amounts, and the discussions in respect of the nature of the credit, the subsidiary CPFL Piratininga conservatively opted to record a liability of the same amount (Note 21).

b.4) Energy Surpluses and Shortfalls

Electricity distribution concessionaires are obliged to guarantee 100% of their energy and power market through contracts approved, registered and ratified by ANEEL. The distribution concessionaires are also assured that costs or income derived from electricity surpluses and shortfalls will be passed on to the tariffs, limited to 3% of the energy load requirement.

The net 2006 energy surpluses were placed at the disposal of the CCEE for short term sales, which were consequently liquidated at the short-term market price, lower than the average price established in the Tariff Adjustment Index.

The constitution and amortization of the net energy surpluses or shortfalls of the distributors are recorded as “Prepaid Expenses” (note 9) and credited to Cost of Electricity (note 24).

b.5) Discounts on the TUSD and Irrigation

The subsidiaries record regulatory assets for the special discounts applied on the TUSD in respect of supplying electricity from alternative sources, pursuant to ANEEL Resolution nº 77, of August 18, 2004 and on irrigation and hydro culture, in accordance with ANEEL Resolution nº 207, of January 9, 2006. These assets were recorded in “Consumers” and set against the “Operating Income” account, which will be granted in the next annual tariff adjustment.

The following table shows the movement of the items described above in relation to Tariff Review and Adjustments:

	Consolidated										
Description	Tariff Review - Remuneration Base (b.1)	Tariff Review - Depreciation (b.1)	Tariff Adjustment - Itaipu Purchase (b.2)	Tariff Adjustment - Other (b.2) (1)	PIS and COFINS - Generators Pass-through (b.2)		Increase in PIS and COFINS (b.3)		Energy Surpluses or Shortfalls (b.4)	Discounts on the TUSD and Irrigation (b.5)	Total
					Asset (2)	Liability (3)	Asset	Liability			
Balance as of December 31, 2004	**(71,113)**	-	-	-	-	-	**45,239**	-	-	**2,359**	**(23,515)**
Constitution	(80,686)	28,442	33,339	21,626	22,958	(22,958)	20,808	-	44,212	4,009	**71,750**
Restatement	(145)	4,658	(101)	-	-	-	243	-	-	-	**4,655**
Amortization	48,762	-	-	(10,709)	(11,424)	11,502	(24,816)	-	-	(3,956)	**9,359**
Balance as of December 31, 2005	**(103,182)**	**33,100**	**33,238**	**10,917**	**11,534**	**(11,456)**	**41,474**	-	**44,212**	**2,412**	**62,249**
Assets added to the consolidated due to acquisition of equity interests (note 1)	6,686	-	-	-	70	-	12,389	-	-	107	**19,252**
Constitution	26,970	10,402	15,152	25,642	40,522	(40,633)	30,842	(30,842)	13,986	46,792	**138,833**
Restatement	-	3,443	277	607	-	-	1,079	-	-	425	**5,831**
Amortization	98,010	-	(35,615)	(12,280)	(26,206)	37,079	(35,124)	-	(22,629)	(10,688)	**(7,453)**
Balance as of December 31, 2006	**28,484**	**46,945**	**13,052**	**24,886**	**25,920**	**(15,010)**	**50,660**	**(30,842)**	**35,569**	**39,048**	**218,712**

(1) The effects of provisions for constitution of the 2005 Tariff Adjustment were recorded in Operating Revenue (R$ 2,088), Deductions from Operating Revenue (R$ 16,236) and Operating Expense (R$ 3,302). The effects of amortization of the Tariff Adjustment were recorded in Operating Revenue R$ 3,122 (R$ 328 in 2005), Deductions from Operating Revenue R$ 7,062 (R$ 9,174 in 2005) and Operating Expense R$ 2,096 (R$ 1,207 in 2005).

(2) The effects of provisions for constitution of the PIS/COFINS Pass-through to Generators asset were recorded in Operating Revenue R$ 9,030 (R$ 22,958 in 2005) and in Cost of Energy R$ 31,492. The effects of amortization of the PIS/COFINS Pass-through to Generators asset were recorded in Operating Revenue R$ 11,534 (R$ 11,424 in 2005) and Accounts Receivable R$ 14,672.

(3) The effects of provisions for constitution of the Pass-through to Generators liability were recorded in Operating Revenue R$ 32,869 and in Cost of Energy R$ 7,764. The effects of amortization of the PIS/COFINS Pass-through to Generators liability were recorded in Operating Revenue R$ 25,623 and Accounts Payable R$ 11,456 (R$ 11,502 in 2005).

c) Deferred Tariff Costs and Gains Variations (”CVA”)

The mechanism for offsetting the variations in unmanageable costs incurred by the electric power distribution concessionaires. These variations are calculated in accordance with the difference between the expenses effectively incurred and the expenses estimated at the time of establishing the tariffs in the annual tariff adjustments.

The following expenses are currently considered unmanageable costs: **(i)** tariff for electricity purchased, **(ii)** tariff for the electric energy transmission from Itaipu Binacional, **(iii)** System Service Charges, **(iv)** usage tariff for the transmission installations forming the basic network, **(v)** payment quota to the Fuel Consumption Account – CCC, **(vi)** payment quota to the Energy Development Account – CDE and **(vii)** Incentive Program for Alternatives to Electric Energy - PROINFA. The amounts included in the CVA are monetarily restated based on the SELIC rate.

During the year, the subsidiaries changed the CVA classifications corresponding to the transfers shown in the following table to improve the controls and presentation method. These transfers have no effect on the statement of operations, shareholders' equity and working capital of the subsidiaries.

| | Consolidated | | | | | | |
| | | | Movements | | | | |
Detailing:	Balance as of December 31, 2005	Assets added to the consolidated due to acquisition of equity interests (note 1)	Deferral	Amortization	Restatement	Transfer	Balance as of December 31, 2006
ASSET							
Energy Purchased	266,597	8,066	217,981	(236,493)	27,214	(98,262)	185,103
System Service Charge	134,856	6,001	(20,447)	(120,967)	12,087	25,996	37,526
Fuel Consumption Account – CCC	50,202	8,372	51,235	(73,811)	9,218	(15,312)	29,904
Energy Development Account - CDE	58,380	4,708	23,472	(63,670)	8,427		31,317
Total	**510,035**	**27,147**	**272,241**	**(494,941)**	**56,946**	**(87,578)**	**283,850**
LIABILITY							
Energy Purchased	(246,453)	(2,859)	(177,267)	180,775	(18,793)	98,262	(166,335)
System Service Charge	-	(68)	(28,348)	2,134	(2,153)	(25,996)	(54,431)
Fuel Consumption Account – CCC	(17,567)	(553)	(7,462)	10,888	(936)	15,312	(318)
Total	**(264,020)**	**(3,480)**	**(213,077)**	**193,797**	**(21,882)**	**87,578**	**(221,084)**

d) Low Income Consumers' Subsidy

Law nº 10.438, of April 26, 2002 and Decree nº 4.336 of August 15, 2002 established new guidelines and criteria for classification of consumer units in the low-income residential sub-category. According to the legislation, this new criteria encompasses consumer units served by monophase circuits, with an average monthly consumption in the last 12 months of less than 80kWh, and consumer units with an average monthly consumption in the last 12 months of 80 to 220kWh, provided certain specific requirements are complied with, such as enrollment in Federal Government Social Programs.

As the subsidies granted to the consumers are to be offset in the ambit of the concessionaire itself, through the tariff charged to the other consumers of the market served, and as the introduction of this new criteria has an impact on the tariff levels, in addition to the principal of reasonable tariffs for the rest of the market, ANEEL established a new methodology for calculating the subsidy, which has been applied monthly since May 2002.

After ratification by ANEEL, the amounts calculated using this new methodology should be settled as follows:

- For months in which losses are recorded by the concessionaire, the amounts should be reimbursed through granting of an economic subsidy by Eletrobrás (Governmental institution), through the Energy Development Account – CDE.

- In the months when gains by the concessionaire are calculated, the amounts should be reimbursed to the customer through a reduction in the annual tariff adjustments.

54

The variations in the balances in the course of 2006 are as follows:

	Consolidated	
	Asset	**Liability**
Balances as of December 31, 2004	**43,995**	**(5,175)**
Loss (Gain) of Revenue	20,729	(2,781)
Amortization of Tariff Adjustment	-	3,381
Receivables Approved by ANEEL	(17,541)	-
Monetary Restatement	-	(825)
Balances as of December 31, 2005	**47,183**	**(5,400)**
Assets added to the consolidated due to acquisition of equity interests (note 1)	1,389	(1,840)
Loss (Gain) of Revenue	21,058	(1,357)
Amortization of Tariff Adjustment	-	4,134
Receivables Approved by ANEEL	(22,237)	-
Monetary Restatement	-	(233)
Balances as of December 31, 2006	**47,393**	**(4,696)**

(4) CASH AND BANKS

	Parent Company		Consolidated	
	2006	**2005**	**2006**	**2005**
Bank deposits	23,667	591	259,359	219,989
Short-term financial investments	2,726	248,861	370,891	809,252
Total	**26,393**	**249,452**	**630,250**	**1,029,241**

The short-term financial investments represent transactions with financial institutions under normal market conditions and rates, mainly remunerated based on the variation of the CDI, and are available for use in the operations of the Company and its subsidiaries.

(5) CONSUMERS, CONCESSIONAIRES AND LICENSEES

The consolidated balance principally derived from electricity sales activities is comprised as of December 31, 2006 and 2005, as follows:

		Consolidated			
	Balances Coming due	Past due		Total	
		Up to 90 days	More than 90 days	2006	2005
Current					
Consumer Classes					
Residential	215,934	135,896	19,315	371,145	328,423
Industrial	192,373	61,639	50,785	304,797	268,129
Commercial	102,835	44,946	25,807	173,588	140,163
Rural	27,762	5,765	1,735	35,262	28,507
Public Administration	26,709	9,026	4,014	39,749	35,971
Public Lighting	23,561	7,109	49,886	80,556	57,742
Public Service	28,701	11,024	7,901	47,626	32,423
Billed	**617,875**	**275,405**	**159,443**	**1,052,723**	**891,358**
Unbilled	444,389	-	-	444,389	335,613
Financing of Consumers' Debts (a)	50,685	5,390	22,138	78,213	41,639
Regulatory Asset (note 3)	378,920	-	-	378,920	376,887
CCEE Transactions (b)	19,793	-	-	19,793	7,355
Concessionaires and Licensees (c)	20,096	49,388	-	69,484	98,967
Other	81,446	-	-	81,446	48,737
Total	**1,613,204**	**330,183**	**181,581**	**2,124,968**	**1,800,556**
Noncurrent					
Financing of Consumers' Debts (a)	101,930	-	-	101,930	114,155
CCEE Transactions (b)	41,616	-	-	41,616	44,296
Free Energy (note 3)	21,364	-	-	21,364	371,972
Other	273	-	-	273	-
Total	**165,183**	**-**	**-**	**165,183**	**530,423**

a) Financing of Consumers' Debts - Refers to the negotiation of overdue accounts receivable from consumers, principally public organizations. Some of these credits have payment guaranteed by the debtors by passing on ICMS revenue with bank intervention. Provision are established for doubtful accounts based on best estimates of the subsidiaries' managements for unsecured amounts and losses regarded as probable. (Note 8).

b) Electric Energy Trading Chamber ("CCEE") transactions - The amounts refer to the accounting records of the Electric Energy Trading Chamber – CCEE for the period September 2000 to December 2006. The amount receivable for energy sales as of December 31, 2006 mainly comprises: (i) R$ 897 in respect of legal adjustments, established as the result of suits brought by agents in the sector; (ii) R$ 8,096 in respect of lawsuits challenging the CCEE accounting for the period September 2000 to December 2002; (iii) R$ 35,786 in respect of provisional accounting entries established by the CCEE; (iv) R$ 4,266 in respect of amounts negotiated bilaterally pending settlement and (v) R$ 12,364 in respect of estimates made by the subsidiaries for periods not yet made available by the CCEE. The subsidiaries consider that there is no significant risk on the realization of these assets and consequently no provision were posted in the accounts.

c) Concessionaires and Licensees - Refers basically to accounts receivable in respect of the supply of electricity to other Concessionaires and Licensees, mainly by the subsidiaries Semesa and CPFL Brasil, and to certain transactions relating to the partial spin-off of Bandeirante by the controlling shareholder CPFL Piratininga. The amounts are being set off against accounts payable, through a settlement of accounts.

(6) FINANCIAL INVESTMENTS

In April 2005, through a Private Credit Agreement, the Company acquired the credit arising from the Purchase and Sale of Electricity Agreement between Companhia Energética de São Paulo ("CESP") (seller) and CPFL Brasil (purchaser), referring to the supply of energy for a period of 8 years. The amounts handed over by the Company to CESP will be settled using the funds derived from the acquisition of energy produced by that company for CPFL Brasil.

The short-term balance is R$ 28,615 (R$ 22,923 in 2005), and the long-term balance is R$ 103,901 (R$ 107,681 in 2005). The operation is subject to interest of 17.5% p.a., plus the annual variation of the IGP-M, and is being amortized in monthly installments of amounts corresponding to the purchase of energy.

(7) RECOVERABLE TAXES

	Parent Company		Consolidated	
	2006	**2005**	**2006**	**2005**
Current				
Social Contribution Prepayments - CSLL	900	1,352	4,020	13,411
Income Tax Prepayments - IRPJ	1,094	3,736	7,219	35,451
Social Contribution and Income Tax	-	33,980	11,159	42,543
Withholding Income Tax - IRRF	26,066	21,229	67,303	53,149
ICMS (State VAT)	-	-	43,820	33,338
PIS (Tax on Revenue)	-	-	5,994	2,155
COFINS (Tax on Revenue)	8	8	28,343	6,779
INSS (Social Security)	-	-	330	1,017
Other	587	64	2,765	929
Total	**28,655**	**60,369**	**170,953**	**188,772**
Noncurrent				
Social Contribution Tax - CSLL	-	-	22,846	20,512
Income Tax - IRPJ	-	-	9,477	8,492
PIS (Tax on Revenue)	2,787	2,787	3,898	2,787
COFINS (Tax on Revenue)	-	-	6,588	-
ICMS (State VAT)	-	-	60,240	45,533
Total	**2,787**	**2,787**	**103,049**	**77,324**

In 2006, the subsidiaries CPFL Paulista, CPFL Piratininga and RGE recorded PIS and COFINS credits of R$ 4,667, R$ 8,208 and R$ 4,458, respectively, under financial income (Note 26), due to the final favorable decision in the suits challenging the legality of the increase in the calculation base for contributions to PIS and COFINS.

For the indirect subsidiaries SEMESA, CPFL Centrais Elétricas, CERAN and BAESA, with the publication of Law nº 11.196/2005 consolidated the concept of contracts with pre-determined prices, which consequently, in 2006, classified the energy supply contracts in the cumulative system, and accordingly subject to a PIS rate of 0.65% and a COFINS rate of 3%, effectively retroactively as from November 1, 2003. As a result of the new tax rule, the taxes were recalculated and the differences determined were treated as overpayments, which are being restated at the SELIC, and will be offset in the first quarter of 2007.

In long-term, the Social Contribution to be Offset balance refers to the final successful outcome of a lawsuit brought by the subsidiary CPFL Paulista, and recognized in 2004. The subsidiary CPFL Paulista is awaiting the evolution of the legal procedures with the Federal Income Office to offset the credit.

(8) ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Consolidated
Balance as of December 31,2004	**(50,420)**
Allowance Recorded	(91,918)
Recovery of Revenue	28,025
Write-off of Accounts Receivable	59,952
Balance as of December 31,2005	**(54,361)**
Assets added to the consolidated due to acquisition of equity interests (note 1)	(12,767)
Allowance Recorded	(111,494)
Recovery of Revenue	28,170
Write-off of Accounts Receivable	50,843
Balance as of December 31,2006	**(99,609)**

(9) PREPAID EXPENSES

	Consolidated			
	Current		Long-term	
	2006	2005	2006	2005
Regulatory Asset (note 3)	178,082	142,721	19,398	34,303
Other	13,157	6,631	9,371	3,884
Total	**191,239**	**149,352**	**28,769**	**38,187**

(10) DEFERRED TAXES

10.1- Composition of the income tax and social contribution credits:

	Parent Company		Consolidated	
	2006	**2005**	**2006**	**2005**
Social Contribution Credit on:				
Tax Loss Carryforwards	17,198	13,000	45,557	66,408
Tax Benefit on Merged Goodwill	-	-	169,809	171,724
Temporarily Nondeductible Differences	98	-	74,983	51,048
	17,296	13,000	290,349	289,180
Income Tax Credit on:				
Tax Loss Carryforwards	57,576	59,000	101,300	166,756
Tax Benefit of Merged Goodwill	-	-	490,722	497,211
Temporarily Nondeductible Differences	6,076	-	212,986	165,294
	63,652	59,000	805,008	829,261
Other	-	-	2,190	-
Total	**80,948**	**72,000**	**1,097,547**	**1,118,441**
Current	9,951	-	188,942	-
Noncurrent	70,997	72,000	908,605	1,118,441
	80,948	**72,000**	**1,097,547**	**1,118,441**

Expected Recovery

The estimates for recovery of the long-term deferred tax credits derived from tax loss carryforwards temporary nondeductible differences and tax benefit on merged goodwill are based on projections of future income examined by the Audit Committees and approved by the Boards of Directors, as follows:

	Parent Company	Consolidated
2008	8,581	104,679
2009	10,581	98,821
2010	9,581	77,954
2011	9,581	76,707
2012	8,581	95,661
2013	7,580	56,430
From 2014 to 2016	16,512	143,156
From 2017 to 2028	-	255,197
Total	**70,997**	**908,605**

The amount to be realized between 2017 and 2028 refers exclusively to the tax benefit on merged goodwill, recorded by the subsidiaries, realized over the term of the concessions.

10.2 - Temporary nondeductible differences:

	Consolidated			
	2006		**2005**	
	Social Contribution Tax (CSLL)	**Income Tax (IRPJ)**	**Social Contribution Tax (CSLL)**	**Income Tax (IRPJ)**
Reserve for Contingencies	15,804	47,060	11,347	53,512
Pension Plan Expenses	7,566	22,011	6,985	20,398
Allowance for Doubtful Accounts	9,349	27,587	5,555	15,430
Provision for losses on the realization of RTE	10,195	28,317	7,952	22,087
Research and Development and Energy Efficiency Programs	8,457	23,491	13,689	38,024
Accounts Receivable from Government Entities	6,398	17,773	1,990	5,528
Profit Sharing	3,290	9,821	937	3,286
Differences in Revaluation Rates (note 10.3 c)	10,053	27,925	-	-
Other	3,871	9,001	2,593	7,029
Total	**74,983**	**212,986**	**51,048**	**165,294**

10.3 - Reconciliation of the amounts of income tax and social contribution reported in the income statements for 2006 and 2005:

	Consolidated			
	2006		**2005**	
	Social Contribution Tax (CSLL)	**Income Tax (IRPJ)**	**Social Contribution Tax (CSLL)**	**Income Tax (IRPJ)**
Income before CSLL and IRPJ	**2,171,091**	**2,171,091**	**1,239,990**	**1,239,990**
Adjustments to Reflect Effective Rate:				
- Goodwill Amortization (a)	62,653	138,882	61,142	117,561
- CMC Realization (b)	19,118	-	24,274	-
- Received Dividends	(4,667)	(4,667)	(9,230)	(9,230)
- Depreciation of Parcel of Assets Revaluation (c)	(59,220)	(59,220)	16,680	16,680
- Fundação Cesp – PSAP	-	-	(61,558)	(61,558)
- Realization of Allowance for Loss on Investments (d)	163	163	(133,128)	(133,128)
- Other Additions (Deductions), Net	5,511	9,131	32,630	41,528
Calculation base	**2,194,649**	**2,255,380**	**1,170,800**	**1,211,843**
Statutory Tax Rate	9%	25%	9%	25%
Tax Debit Result	**(197,518)**	**(563,845)**	**(105,372)**	**(302,961)**
Tax Credit Allocated (e)	9,700	17,400	13,000	59,000
Total	**(187,818)**	**(546,445)**	**(92,372)**	**(243,961)**

a) **Goodwill Amortization -** Refers to the goodwill amortized derived from the acquisition of investee companies, which is nondeductible.

b) **Realization of Complementary Restatement - CMC -** Refers to depreciation of the portion of incremental cost of the complementary restatement introduced by Law 8.200/90, which is not deductible for purposes of determination of social contribution.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Brazilian Corporation Law
Date: December 31, 2006

c) **Depreciation of Parcel of Assets Revaluation -** This refers to the difference between the depreciation rate used by the indirect subsidiary RGE, as a result of the revaluation of assets (revaluation report rate) and that applied to the equity of the subsidiary CPFL Paulista. The lower depreciation of the indirect subsidiary RGE generates additional income tax and social contribution, and as from 2006, these taxes have been deferred in consolidated.

d) **Realization of the Allowance for Loss on Investment –** in 2005, RGE disposed of its subsidiary Sul Geradora Participações S/A, and the provision for loss on investment became deductible.

e) **Tax Credit Allocated -** Refers to the tax loss carryforward and negative base recorded in the Company. The credits are limited to projection of 10 years and the additional amount in 2006 refers to the additional year and review of the projection.

(11) OTHER CREDITS

	Consolidated			
	Current		**Noncurrent**	
	2006	**2005**	**2006**	**2005**
Refinancing of Consumer Debts - CESP (a)	22,121	24,239	54,727	83,882
Employees (b)	-	15,893	-	-
Advances - Fundação CESP (c)	5,046	9,287	-	-
Pledges, Funds and Tied Deposits (d)	6,208	16,887	71,113	31,888
Orders in Progress (e)	8,706	6,171	5,266	-
Services Rendered to Third Parties (f)	22,122	17,547	10	1,103
Reimbursement RGR	3,267	3,723	545	457
Advance Energy Purchase Agreements (g)	2,918	7,343	1,600	3,749
Other	22,866	33,487	8,976	16,813
Total	**93,254**	**134,577**	**142,057**	**137,892**

a) **Refinancing of Consumer Debts CESP -** Refers to amounts receivable from CESP by the subsidiary CPFL Paulista, deriving from balances of the Income to be Offset account transferred to CESP in 1993. The balance is restated in accordance with the variation of the U.S. dollar, plus interest calculated on 50% of the Quarterly Libor rate, and a spread of 0.40625% p.a., with a final maturity date of December 2009.

b) **Employees:** The 2005 balance referred to financing granted to employees to purchase of shares in the subsidiary CPFL Paulista, which were paid off in 2006.

c) **Advances – Fundação CESP:** Refer to advances to employee welfare programs and operational maintenance of the unit.

d) **Pledges, Funds and Tied Deposits -** These are guarantees offered when negotiating or renegotiating loans and to guarantee CCEE operations.

e) **Orders in progress:** Comprise costs and income relating to the deactivation or disposal in progress of fixed assets and costs of the services in progress relating to the distribution of electricity.

f) **Services Rendered to Third Parties –** Refers to accounts receivable for services provided to consumers in relation to electric energy distribution.

g) **Advance Energy Purchase Agreements:** Refers to prepayments of energy purchases by the subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Brasil, which will be liquidated on delivery of the energy to be supplied.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES **Date: December 31, 2006**

(12) INVESTMENTS

	Parent Company		Consolidated	
	2006	**2005**	**2006**	**2005**
Permanent Equity Interests	3,126,322	2,976,208	-	-
Goodwill / Negative Goodwill	1,448,410	1,321,981	2,345,474	2,299,646
Leased Assets	-	-	744,320	766,443
Other Investments	772	-	2,854	29,073
Total	**4,575,504**	**4,298,189**	**3,092,648**	**3,095,162**

12.1 - Permanent Equity Interests:

The principal information on the investments in Permanent Equity Interest direct is as follows:

			As of December 31, 2006			December 31,2006	December 31,2005	2006	2005
Investment	**Number of Shares held (a)**	**Share of Capital - %**	**Capital**	**Shareholders Equity**	**Net Income (b)**	**Shareholders Equity**	**Interest**	**Equity in Subsidiaries**	
CPFL Paulista	33,831,819	100%	920,747	1,456,044	767,347	1,456,044	1,869,332	767,347	647,327
CPFL Piratininga	53,031,259	100%	40,239	230,538	306,161	230,538	-	306,161	141
CPFL Geração	205,487,716	100%	1,039,618	1,114,590	165,252	1,114,590	1,106,328	165,252	115,560
CPFL Brasil	456	100%	456	547	187,437	547	548	187,437	153,790
CPFL Serra	290,558	100%	290,558	320,607	23,312	320,607	-	23,312	-
CPFL Cone Sul	5,373	100%	5,373	5,519	961	5,519	-	961	-
CPFL Missões	(c)	-	-	-	(3)	-	-	(3)	-
Nova 4	1	100%	1	(1,523)	(1,524)	(1,523)	-	(1,524)	-
Total						**3,126,322**	**2,976,208**	**1,448,943**	**916,818**

a) CPFL Serra and Nova 4 expressed in quotas.
(b) Net income of CPFL Serra, CPFL Cone Sul and CPFL Missões refers to the period after acquisition by the Company.
(c) Company merged on December 20, 2006.

The changes in the balance of equity interests are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	CPFL Brasil	CPFL Serra	CPFL Cone Sul	CPFL Missões	Nova 4	Total
Permanent Equity Interests - 2005	**1,869,332**	**-**	**1,106,328**	**548**	**-**	**-**	**-**	**-**	**2,976,208**
Increase in Equity Interests	-	-	-	-	320,496	5,855	561	1	326,913
Capital increase	-	-	-	-	-	-	410,127	-	410,127
Capital increase by merger	-	-	-	-	558		(410,685)		(410,127)
Taxes Credits - Instructions CVM nº 319/99 and 349/01(d)	-	-	-	-	30,049	-	-	-	30,049
Corporate Reorganization	(413,288)	230,538	-	-	-	-	-	-	(182,750)
Capital Reduction	-	-	-	-	(20,629)	-	-	-	(20,629)
Interest on Shareholder's Equity	(123,930)	(18,070)	-	-	-	-	-	-	(142,000)
Dividend	(643,417)	(288,091)	(156,990)	(187,438)	(33,179)	(1,297)	-	-	(1,310,412)
Equity in subsidiaries	767,347	306,161	165,252	187,437	23,312	961	(3)	(1,524)	1,448,943
Permanent Equity Interests - 2006	**1,456,044**	**230,538**	**1,114,590**	**547**	**320,607**	**5,519**	**-**	**(1,523)**	**3,126,322**

a) CPFL Paulista

Corporate Reorganization

A meeting of the Board of Directors held on March 29, 2006 approved implementation of the first stage of the Corporate Restructuring process, which separates the shareholdings of the subsidiary CPFL Paulista in CPFL Piratininga, Companhia de Gás de São Paulo – COMGAS ("COMGAS") and Energias do Brasil S.A. ("Energias do Brasil"), pursuant to the provisions of Law nº 10.848/04 and ANEEL Authorization Resolution nº 305/05, and in accordance with ANEEL Order nº 454/06, as mentioned in note 1.1.

This stage of the Corporate Reorganization consisted of decreasing the capital of the subsidiary CPFL Paulista, approved in the Extraordinary General Meeting held on April 13, 2006, without cancellation of shares and through the return to the Company, which holds 100% of the capital of CPFL Paulista, of the assets represented by the investments in the companies mentioned above, with a total book value of R$ 413,288, as follows:

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2006**

Description	Book Value As of December 31, 2005
Investment CPFL Piratininga	230,538
Goodwill CPFL Piratininga	154,827
Investment COMGÁS	27,151
Investment Energias do Brasil	772
Total	**413,288**

Also, in compliance with Law 10.848/04 and ANEEL Authorization Resolution nº 305/05, the subsidiary CPFL Paulista should set apart the share interest of RGE by March 14, 2007.

b) CPFL Piratininga

As mentioned in item (a) above, as from January 1, 2006 CPFL Piratininga has been registered by the Company as a direct subsidiary. The transfer of the investment in CPFL Piratininga also involved goodwill of R$ 154,827.

c) CPFL Geração

Foz do Chapecó
On December 1st., 2006, the subsidiary CPFL Geração completed the acquisition of 55% of CEEE's participation in Foz do Chapecó, for the amount of R$ 9,279, with goodwill of R$ 6,549. As a result of this acquisition, CPFL Geração now holds an 85% share in the capital of Foz do Chapecó, equivalent to 51% of the indirect participation in Consórcio Energético Foz do Chapecó.

ENERCAN

The scheduled start-up of the commercial operations of this plant, planned for the first half-year of 2006, was affected by problems encountered in the bypass tunnels. These events were widely publicized in June 2006 and culminated in the need to empty the reservoir to solve the problems. Filling of the reservoir started again in November 2006, and it reached the Minimum Operating Level at the end of January 2007. The plant's commercial operations started at the beginning of February 2007 (information not examined by independent auditors).

Merger of the indirect subsidiaries CPFL Centrais Elétricas and SEMESA
Based on the approval given by ANEEL in Authorization Resolution nº 766, of December 19, 2006, the subsidiary CPFL Geração will submit in a General Shareholders' Meeting a proposal by the subsidiary CPFL Geração to merge with its subsidiaries CPFL Centrais Elétricas and SEMESA, succeeding them for all purposes of rights and obligations. The main objectives of the merger are optimization of operating, administrative and tax costs through simplification of the corporate structure.

As a result of the merger proposal, the subsidiary CPFL Geração would become a public energy service utility, submitting itself to the regulations established by ANEEL, and succeeding the concessionaires CPFL Centrais Elétricas and SEMESA in respect of all rights and obligations.

d) CPFL Serra, CPFL Cone Sul and CPFL Missões

As mentioned in note 1, on June 23, 2006, CPFL Energia acquired from PSEG 100% of the capital quotas of CPFL Serra, the shares of Cone Sul S.A. and the capital quotas of CPFL Missões Ltda., previously called Ipê Energia Ltda, PSEG Trader S.A and PSEG Brasil Ltda, respectively.

This transaction was approved by ANEEL in May 2006, at a purchase price of R$ 415,000, with goodwill of R$ 88,088.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2006**

Additionally, goodwill of R$ 8,315 was consolidated in respect of the purchase of part of the shares of RGE registered in CPFL Serra.

On December 20, 2006, in order to streamline these investments financially and administratively, the following corporate restructuring measures were taken (i) the subsidiary CPFL Serra reduced its capital by R$ 20,629, returned in full to the Company (ii) the Company paid up capital in the subsidiary CPFL Missões, by transferring assets totaling R$ 410,127, comprising the investment and goodwill relating to the Company's interest in the subsidiary CPFL Serra (iii) the subsidiary CPFL Serra merged the subsidiary CPFL Missões through a capital increase of R$ 558.

As a result of the reorganization, CPFL Serra also recorded R$ 30,049 in tax credits relating to the goodwill on its own acquisition, in accordance with CVM instructions nº 319, of 1999 and nº 349, of 2001.

This reorganization impacted the balance of the Company's investment in the subsidiary CPFL Serra, and it was necessary to record reflex goodwill of R$ 58,329 in CPFL Energia.

e) Nova 4

On May 31, 2006, the Company acquired 1,000 quotas from the subsidiary CPFL Brasil, representing 100% of the capital of Nova 4.

Santa Cruz

Additionally, on December 28, 2006, the subsidiary Nova 4 acquired 344,040,211 common shares and 27,703,472 preferred shares, representing 99.99% of the capital of Santa Cruz, from Companhia Brasileira de Alumínio ("CBA"). The transaction was approved by ANEEL in December 2006, at a purchase price of R$ 205,170, generating goodwill of R$ 111,794. The final purchase price and goodwill still depend on amounts to be calculated based on the December 31, 2006 financial statements of Santa Cruz, which are not yet available. In the opinion of the Company's management, the adjustments arising from conclusion of this purchase will not be material.

12.2 – Goodwill and Negative Goodwill:

		Consolidated			
		2006			2005
Investor	Investee	Historical Cost	Accumulated Amortization	Net Value	Net Value
CPFL Energia	CPFL Paulista	(12,828)	-	(12,828)	(12,828)
CPFL Energia	CPFL Paulista	1,074,026	(151,292)	922,734	978,063
CPFL Energia	CPFL Paulista	304,861	(18,364)	286,497	303,504
CPFL Energia	CPFL Piratininga (note 12.1a)	154,827	(9,417)	145,410	-
CPFL Energia	CPFL Geração	54,555	(4,688)	49,867	53,242
CPFL Energia	CPFL Serra (note 12.1 e)	58,329	(153)	58,176	-
CPFL Energia	CPFL Cone Sul (note 12.1 e)	(1,337)	-	(1,337)	-
CPFL Energia	CPFL Missões (note 12.1e)	(109)	-	(109)	-
CPFL Brasil	Clion	98	(18)	80	90
CPFL Geração	SEMESA	426,450	(157,392)	269,058	291,911
CPFL Geração	Foz do Chapecó (note 12.1c)	7,319	-	7,319	770
CPFL Geração	ENERCAN	10,233	-	10,233	10,232
CPFL Geração	Barra Grande	3,081	(223)	2,858	3,076
CPFL Paulista	RGE	756,443	(268,917)	487,526	516,759
CPFL Paulista	CPFL Piratininga (note 12.1a)	-	-	-	154,827
CPFL Serra	RGE	8,315	(129)	8,186	-
Nova 4	Santa Cruz (note 12.1 f)	111,794	-	111,794	-
Semesa	Makelele	10	-	10	-
		2,956,067	**(610,593)**	**2,345,474**	**2,299,646**

The goodwill arising from the acquisitions of the equity interests in CPFL Paulista, RGE, CPFL Serra, CPFL Piratininga and Barra Grande, are amortized, in proportion to the net income curves projected for the remaining term of the concession contract and for the indirect subsidiary SEMESA, the goodwill is amortized over the remaining period of the leasing contract.

The goodwill arising from the acquisitions of interests in Foz do Chapecó and ENERCAN, jointly-controlled subsidiaries of CPFL Geração, are based on expected future income derived from the concession contracts, and will be amortized over the term of these contracts, as from the beginning of commercial operation of the companies.

In 2006, amortization of the goodwill is calculated based on annual rates of 5.15% for CPFL Paulista, 5.15% for RGE, 2.98% for CPFL Serra, 5.45% for CPFL Piratininga, 6.22% for Geração, 6.70% for SEMESA and 7.08% for Barra Grande. These rates are subject to periodic review.

▪ **Allowance for Amortization of Goodwill**

In order to comply with ANEEL instructions and avoid amortization of the goodwill derived from the merger of the subsidiary by CPFL Serra causing a negative impact on the flow of dividends to shareholders, CPFL Serra applied the concepts of CVM Instructions nº 319/1999 and nº 349/2001 on this goodwill. Accordingly, an allowance was recorded in the subsidiary so that the effects of the transaction would reflect the tax benefit on the merged goodwill. This procedure affected the balance of the Company's investments in the subsidiary CPFL Serra, and it was necessary to record goodwill of R$ 58,329, in order to re-establish the balance.

12.3 – Leased Assets:

In consolidated, the leased assets refer principally to the assets of the Serra da Mesa Plant, owned by the subsidiary SEMESA and leased to FURNAS (note 1). These assets are depreciated over their estimated useful life at annual rates defined by ANEEL, and in accordance with general conditions of the concession agreement held by FURNAS.

The composition of these assets is as follows:

	Consolidated				
	2006				**2005**
Assets Leased	**Average Annual Depreciation Rate**	**Purchase Cost**	**Accumulated Depreciation**	**Net Value**	**Net Value**
Lands	-	4,675	-	4,675	4,675
Reservoirs, Dams and Pipelines	2.00%	105,230	(18,418)	86,812	88,852
Buildings, Constructions and Improvements	3.83%	523,039	(98,830)	424,209	435,635
Machinery and Equipment	5.93%	306,791	(78,229)	228,562	237,219
Vehicles	20.00%	92	(92)	-	2
Other	20.00%	91	(29)	62	60
Total		**939,918**	**(195,598)**	**744,320**	**766,443**

12.4 - Interest on Shareholders' Equity and Dividend:

	Parent Company	
	2006	**2005**
Dividend Receivable		
CPFL Paulista	394,817	277,777
CPFL Piratininga	191,571	-
CPFL Geração	73,689	83,731
CPFL Brasil	78,264	75,574
CPFL Serra	33,179	-
CPFL Cone Sul	1,297	-
Subtotal	**772,817**	**437,082**
Interest on Shareholders' Equity		
CPFL Paulista	44,396	78,412
CPFL Piratininga	7,029	-
Subtotal	**51,425**	**78,412**
Total	**824,242**	**515,494**

In 2006, the Company received R$ 1,122,363 in respect of the total balance of 2005 dividends receivable, and an interim dividend and interest on capital declared and provisioned in 2006.

In a shareholders' agreement made on December 29, 2006, the shareholders of the indirect subsidiary BAESA, unanimously decided that each shareholder has a differentiated right to BAESA's income, irrespective of the direct interests held by each shareholder in the company's equity. The amount of R$ 16,755 recorded in consolidated refers to the differentiated income to which CPFL Geração is entitled, not eliminated in the process of consolidation.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Brazilian Corporation Law
Date: December 31, 2006

12.5 – Other

On September 4, 2006, the Company sold all its shares in COMGAS. The investment was recorded at the acquisition cost of R$ 27,152, and was sold for R$ 89,899, resulting in capital gain of R$ 62,747, recorded as non-operating income.

(13) PROPERTY, PLANT AND EQUIPMENT

	Consolidated			
	2006			**2005**
In Service	**Historical Cost**	**Accumulated Depreciation**	**Net Value**	**Net Value**
- Distribution	6,794,796	(3,506,471)	3,288,325	2,808,911
Intangibles Assets	139,717	(40,223)	99,494	103,610
Land	50,184	-	50,184	47,726
Buildings, Constructions and Improvements	178,383	(100,758)	77,625	73,462
Machinery and Equipment	6,336,722	(3,300,660)	3,036,062	2,564,559
Vehicles	61,775	(47,996)	13,779	9,339
Furniture and Fixtures	28,015	(16,834)	11,181	10,215
- Generation	785,797	(116,853)	668,944	555,136
Intangibles	1,724	(68)	1,656	945
Land	12,035	-	12,035	3,934
Reservoirs, Dams and Pipeline	274,748	(26,225)	248,523	240,761
Buildings, Constructions and Improvements	150,810	(27,092)	123,718	103,251
Machinery and Equipment	343,575	(62,141)	281,434	204,693
Vehicles	1,244	(416)	828	863
Furniture and fixtures	1,661	(911)	750	689
- Commercialization	174,030	(70,043)	103,987	62,808
Intangibles	9,459	(3,633)	5,826	3,863
Land	120	-	120	93
Buildings, Constructions and Improvements	10,479	(7,992)	2,487	2,551
Machinery and Equipment	146,239	(54,794)	91,445	53,679
Vehicles	3,219	(1,934)	1,285	1,155
Furniture and Fixtures	4,514	(1,690)	2,824	1,467
- Administration	199,220	(129,366)	69,854	62,624
Intangibles	73,952	(49,573)	24,379	20,349
Land	2,197	-	2,197	1,670
Buildings, Constructions and Improvements	41,950	(23,544)	18,406	16,264
Machinery and Equipment	39,694	(27,637)	12,057	8,534
Vehicles	5,584	(4,189)	1,395	1,148
Furniture and Fixtures	35,843	(24,423)	11,420	14,659
	7,953,843	(3,822,733)	4,131,110	3,489,479
In Progress				
- Distribution	250,828	-	250,828	137,601
- Generation	1,072,026	-	1,072,026	866,952
- Sales	17,328	-	17,328	7,376
- Administration	21,469	-	21,469	20,983
	1,361,651	-	1,361,651	1,032,912
Subtotal	9,315,494	(3,822,733)	5,492,761	4,522,391
Other Assets not tied to the Concession (a)	1,120,266	(659,097)	461,169	319,375
Total Property, Plant and Equipment	10,435,760	(4,481,830)	5,953,930	4,841,766
Special Obligations linked to the Concession (b)			(791,387)	(640,997)
Net Property, Plant and Equipment			5,162,543	4,200,769

The assets and installations used for generation, transmission, distribution and sales are tied to these services, and may not be removed, disposed of, assigned or given in mortgage guarantee without prior authorization from the Regulatory Agency. ANEEL regulates the release of assets and concessions of the Public Electric Power Service, granting prior authorization for the release of assets that are of no use to the concession, when intended for sale, establishing that the proceeds of the sale should be deposited in a tied bank account for investment in the concession.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2006**

The average depreciation rate of the assets is approximately 5.00% p.a. for the distributors and 2.5% p.a. for the generators.

Construction in progress – Of the consolidated balance as of December 31, 2006, the amount of R$ 1,044,193 refers to works in progress of the projects at the construction stage, as shown below:

	CERAN	ENERCAN	BAESA	FOZ DO CHAPECÓ	TOTAL
Plant under construction as of December 31, 2006	454,922	1,471,786	2,053	36,330	1,965,091
Company's proportionate share in each plant	295,699	717,100	513	30,881	1,044,193

The interest corresponding to the loans taken by these projects to finance the construction is being or has been capitalized, and the total of R$ R$ 53,630 (R$ 53,757 in 2005) was recorded in consolidated.

a) Other Assets not Tied to the Concession – Refer to the goodwill from the merger of jointly-controlled RGE, amortized over the remaining period of that company's concession, in proportion to the net income curve projected for the period (annual rate of 2.9% in 2006). This rate is subject to periodic review.

b) Special Obligations linked to the Concession - Represent the amounts received from consumers and donations not linked to any return, and subsidies for funding investments to respond to applications for electric power supply in the distribution business. In accordance with ANEEL Resolution nº 234, October 31, 2006, which establishes the principles for holding the second cycle of the periodic tariff review, in October 2007 for the subsidiary CPFL Piratininga and in April 2008 for the subsidiaries CPFL Paulista and RGE, the special obligations will be amortized, as from this review, using the depreciation rates applied for depreciation of the Fixed Assets.

On signing their respective Concession Agreements, the jointly-controlled subsidiaries CERAN, ENERCAN, BAESA and Foz do Chapecó assumed obligations to the Federal Government in relation to the granting of the concession, due from the 7th to the 35th year of the concession (8th year for Foz do Chapecó), as " Public Utilities", restated annually by the variation in the General Market Price Index – IGP-M, which have the following values at the base date of December 31, 2006:

Companies	Annual amount		Total amount		Payment		
	Total	CPFL Geração's interest	Total	CPFL Geração's interest	Number of Parcel	Begin	Final
CERAN	5,702	3,706	159,656	103,776	348	March/2007	February/2036
ENERCAN	1,494	728	41,832	20,381	341	June/2006	October/2034
BAESA	13,845	3,462	387,660	96,938	348	June/2007	May/2036
FOZ DO CHAPECÓ	30,946	17,020	835,542	459,548	336	December/2008	November/2036
TOTAL	**51,987**	**24,916**	**1,424,690**	**680,643**			

The subsidiaries will be recorded on starting the payments, in expense of granting, according realization.

(14) SUPPLIERS

	Consolidated	
Current	**2006**	**2005**
System Service Charges	14,283	4,058
Energy Purchased	515,103	478,222
Electricity Network Usage Charges	75,131	68,139
Materials and Services	132,604	119,239
Co-Generators	4,224	4,961
Free Energy (note 3)	103,581	101,674
Other	9,235	5,940
Total	**854,161**	**782,233**

Long-term		
Free Energy (note 3)	**-**	**201,982**

(15) INTEREST, LOANS AND FINANCING

	Consolidated							
	2006				**2005**			
	Interest	**Principal**		**Total**	**Interest**	**Principal**		**Total**
		Current	**Long-term**			**Current**	**Long-term**	
LOCAL CURRENCY								
BNDES - Power Increases (PCH's)	161	4,104	23,813	28,078	85	3,717	14,091	17,893
BNDES - Investiment	10,995	203,374	1,251,703	1,466,072	7,297	73,963	1,002,277	1,083,537
BNDES - Parcel "A", RTE and Free Energy	787	338,163	124,369	463,319	2,069	237,451	394,419	633,939
BNDES - CVA and Interministerial Ordinance 116	-	-	-	-	784	92,642	-	93,426
FIDC	7,086	4,953	-	12,039	30,535	64,033	5,699	100,267
BRDE	-	-	-	-	-	16,044	-	16,044
Furnas Centrais Elétricas S.A.	-	-	124,404	124,404	-	-	99,384	99,384
Financial Institutions	4,788	13,915	304,829	323,532	3,622	69,081	112,953	185,656
Other	109	34,000	20,896	55,005	553	33,509	19,786	53,848
Subtotal	**23,926**	**598,509**	**1,850,014**	**2,472,449**	**44,945**	**590,440**	**1,648,609**	**2,283,994**
FOREIGN CURRENCY								
Floating Rate Notes	-	-	-	-	578	244,369	-	244,947
IDB	886	2,656	75,472	79,014	690	-	68,428	69,118
Financial Institutions	7,158	56,602	547,281	611,041	1,718	363,206	90,428	455,352
Subtotal	**8,044**	**59,258**	**622,753**	**690,055**	**2,986**	**607,575**	**158,856**	**769,417**
Total	**31,970**	**657,767**	**2,472,767**	**3,162,504**	**47,931**	**1,198,015**	**1,807,465**	**3,053,411**

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Brazilian Corporation Law
Date: December 31, 2006

LOCAL CURRENCY	Consolidated 2006	2005	Remuneration	Amortization	Collateral
BNDES - Power Increases (PCH's)					
CPFL Centrais Elétricas	7,410	9,641	TJLP + 3.5% p.a.	84 monthly installments from February 2003	Guarantee of CPFL Paulista
CPFL Centrais Elétricas	442	640	UMBND + 3.5% p.a.	84 monthly installments from February 2003	Guarantee of CPFL Paulista
CPFL Centrais Elétricas	3,887	4,860	TJLP + 4% p.a.	72 monthly installments from September 2004	Guarantee of CPFL Energia
CPFL Centrais Elétricas	582	809	UMBND + 4% p.a.	72 monthly installments from September 2004	Guarantee of CPFL Energia
CPFL Centrais Elétricas	6,720	1,943	TJLP + 4.3% p.a.	75 monthly installments from September 2007	Guarantee of CPFL Energia
CPFL Centrais Elétricas	6,039	-	TJLP + 4.3% p.a.	36 monthly installments from July 2008	Guarantee of CPFL Energia
CPFL Centrais Elétricas	2,998	-	TJLP + 3.1% p.a.	72 monthly installments from July 2008	Guarantee of CPFL Energia
BNDES - Investment					
CPFL Paulista - FINEM I	13,259	38,502	TJLP + 3.25% p.a.	78 monthly installments from October 2000 and October 2001	Revenue
CPFL Paulista - FINEM II	257,040	145,002	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
RGE - FINEM I	136,542	74,535	TJLP + 3.5% to 5.0% p.a.	monthly installments from October 2000 to December 2012	Revenue collection/Promissory Notes/Reserve Account
RGE - FINEM II	9,390	10,094	UMBND + 4.5% p.a (1)	36 monthly installments from February 2006	Revenue collection/reserve account
CPFL Piratininga - FINEM	95,718	68,601	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINAME	-	55	TJLP + 9.45% p.a.	48 monthly installments from May 2002	Promissory Notes and receivables
BAESA	181,797	156,354	TJLP + 3.125% p.a.	144 monthly installments from September 2006 and November 2006	Letters of Credit
BAESA	45,659	46,548	UMBND + 3.125% p.a.	144 monthly installments from November 2006	Letters of Credit
ENERCAN	389,214	347,154	TJLP + 4% p.a.	144 monthly installments from April 2007	Letters of Credit
ENERCAN	28,845	28,452	UMBND + 4% p.a.	144 monthly installments from April 2007	Letters of Credit
CERAN	261,797	135,071	TJLP + 5% p.a.	120 monthly installments from December 2005	Guarantee of CPFL Energia
CERAN	30,138	13,130	UMBND + 5% p.a.	120 monthly installments from December 2007	Guarantee of CPFL Energia
CERAN	16,673	20,039	UMBND + 5% p.a. (2)	120 monthly installments from February 2006	Guarantee of CPFL Energia
BNDES - Parcel "A", RTE and Free Energy					
CPFL Paulista - RTE	52,593	194,491	Selic + 1% p.a.	62 monthly installments from March 2002	Receivables
CPFL Paulista - Parcel "A"	332,938	282,607	Selic + 1% p.a.	13 monthly installments from May 2007	Receivables
CPFL Piratininga - RTE	-	43,952	Selic + 1% p.a.	54 monthly installments from March 2002	Receivables
CPFL Piratininga - Parcel "A"	67,031	105,108	Selic + 1% p.a.	9 monthly installments from September 2007	Receivables
Santa Cruz - RTE	5,166	-	Selic + 1% p.a.	65 monthly installments from March 2002	Revenue
RGE - Free Energy	3,251	3,754	Selic + 1% p.a.	60 monthly installments from March 2003	Receivables
CPFL Geração - Free Energy	2,340	4,027	Selic + 1% p.a.	60 monthly installments from March 2003	Guarantee of CPFL Paulista
BNDES - CVA and Interministerial Ordinance 116					
CPFL Paulista	-	43,755	Selic + 1% p.a.	24 monthly installments from May 2004	Receivables
CPFL Piratininga	-	49,671	Selic + 1% p.a.	24 monthly installments from December 2004	Receivables
FIDC - CPFL Piratininga	12,039	100,267	112% of CDI	36 monthly installments from March 2004	Receivables
BRDE - RGE	-	16,044	IGP-M + 12% p.a.	180 monthly installments from September 1991	Receivables
Furnas Centrais Elétricas S.A.					
Semesa	124,404	99,384	IGP-M + 10% p.a.	24 monthly installments from August 2008	Energy produced by plant
Financial Institutions					
CPFL Paulista					
Banco do Brasil - Law 8727	52,341	55,238	Variation of IGPM + 7.42% p.a.	240 monthly installments from May 1994	Receivables
RGE					
Banco Itaú BBA	104,243	69,252	109% of CDI	1 installment in March 2011	No guarantee
Unibanco	-	27,481	CDI + 2.15 p.a.	18 quarterly installments from January 2006	No guarantee
Banco Santander I	7,946	12,526	CDI + 2.0% p.a.	7 quarterly installments from January 2006	Promissory notes
Banco Santander II	51,332	-	104.5% of CDI	1 installment in January 2008	No guarantee
Banco Alfa	-	2,321	103.95 of CDI	4 parcelas mensais a partir de janeiro 2008	Guarantee of Shareholders and promissory notes
Banco Safra	-	18,838	103.5 % of CDI	1 installment in January 2006	Promissory notes
Banco ABN AMRO Real	73,450	-	107.5% of CDI	1 installment in January 2008 and 1 installment in February 2008	No guarantee
Banco do Brasil - Law 8727	34,220	-	105% of CDI	1 installment in January 2008	No guarantee
Other					
CPFL Paulista					
ELETROBRÁS	10,082	14,543	RGR + rate variable of 6% to 9% p.a.	Monthly installments up to July 2016	Revenue/Promissory notes
Other	7,040	7,432			
RGE					
FINEP	1,721	1,306	TJLP + 4.0% p.a.	48 monthly installments from July 2006	Receivables
ELETROBRÁS	5,493	3,328	RGR + rate of 6% to 6.5% p.a.	120 installment from July 2004	Receivables/Promissory notes
Other	18,120	16,672			
Santa Cruz				100 to 120 installments from december 2002	
ELETROBRÁS	6,578	-	5% p.a.		Receivables/Promissory notes
Piratininga					
ELETROBRÁS	5,971	9,463	5% p.a.	Various	Promissory notes/Receivables
Other	1,019	1,104			
Total Local Currency	**2,473,468**	**2,283,994**			

FOREIGN CURRENCY	2006	2005	Remuneration	Amortization	Collateral
Floating Rate Notes - CPFL Paulista	-	244,947	US$ + 6-month Libor + 2.95% p.a. (3)	24 installments (6 per years) from February 2003	Receivables, Guarantee and promissory notes
IDB - Enercan	79,014	69,118	US$ + Libor + 3.5% p.a.	49 quarterly installments from June 2007	Guarantee of CPFL Energia
Financial Institutions					
Parent Company					
Banco do Brasil	8,406	-	Yen + 2.718% a.a. (4)	1 installment in June 2007	Promissory notes
CPFL Paulista					
Debt Conversion Bond	14,174	18,269	US$ + 6-month Libor + 0.875% p.a.	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
New Money Bond	1,700	2,594	US$ + 6-month Libor + 0.875% p.a.	17 semiannual installments from April 2001	Revenue/Government SP guaranteed
FLIRB	1,724	2,633	US$ + 6-month Libor + 0.8125% p.a.	13 semiannual installments from April 2003	Revenue/Government SP guaranteed
C-Bond	17,316	21,486	US$ + 8% p.a.	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond	18,884	20,596	US$ + 6-month Libor + 0.8125% p.a.	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
PAR-Bond	27,052	29,616	US$ + 6% p.a.	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
El Bond - Bonus de Juros	-	1,273	US$ + 6-month Libor + 0.8125% p.a.	19 semiannual installments from April 1997	Revenue/Government SP guaranteed
Banco do Brasil	156,707	-	Yen + 5.7778% p.a. (5)	1 installment in September 2009	No guarantee
CPFL Piratininga					
Banco Itaú BBA	-	299,104	US$ + 4.5% p.a. (6)	1 installment in February 2006	No guarantee
RGE					
Unibanco	-	6,526	US$ + Libor + 7,25% a.a.	7 semiannual installments from September 2004	Revenue collection/reserve account
Nova 4					
Banco do Brasil	196,922	-	Yen + 5.7778% p.a. (5)	1 installment in September 2009	No guarantee
CPFL Geração					
Banco do Brasil	14,979	-	Yen + 5.8% p.a. (7)	1 installment in December 2006	Promissory notes/Guarantee of CPFL Energia
ENERCAN			US$ + 6,8% a 7,7%a.a.(8)		
Banco Itaú BBA	14,712	-	US$ + 6.8% p.a.to 7.7 p.a (8)	1 installment in February 2007	No guarantee
Semesa					
Citibank	-	53,255	US$ + 5.12%p.a. (9)	1 installment in December 2006	Promissory Notes and Guarantee of CPFL Energia
Banco do Brasil	28,003	-	Yen + 2.6% p.a. (10)	1 installment in June 2007	Guarantee of CPFL Energia
Banco do Brasil	110,462	-	Yen + 2.5% to 2.7% p.a. (11)	1 installment in May 2009	Guarantee of CPFL Energia
Total Foreign Currency	**690,055**	**769,417**			
Total	**3,163,523**	**3,053,411**			

The Company and its subsidiaries hold a swap converting the local cost of currency variation to interest tax variation in reais, corresponding to:

(1) 135.7% of CDI	(5) 103.5% of CDI	(9) 105% of CDI
(2) 138.43% of CDI	(6) 106.5% of CDI	(10) 104.5% of CDI
(3) 93.65% and 94.75% of CDI	(7) 103.25% of CDI	(11) 103.8% of CDI
(4) 104.3% of CDI	(8) 108% of CDI	

Main funding:

Local currency

BNDES Power Increases: The indirect subsidiary CPFL Centrais Elétricas obtained release of installments of the loan in 2006, for repowering the Gavião Peixoto Plant, amounting to R$ 13,639. A further R$ 15,870 is scheduled for release in 2007.

BNDES – Investment (FINEM II): The subsidiary CPFL Paulista obtained release of financing of R$ 245,790 from BNDES, to be used for the expansion and modernization of the Electrical System. The full amount of the credit line has been released.

The indirect subsidiary RGE obtained approval for financing of R$ 110,450 from the BNDES in 2006, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. RGE received an amount of R$ 69,490 during the year and the remaining balance of R$ 40,960 will be released in the course of 2007.

BNDES – Investment – Further installments of the BNDES loan for financing of the Castro Alves and 14 de Julho projects were released in 2006 to the indirect subsidiary CERAN, amounting to R$ 215,179 (R$ 139,866 in proportion to the participation of CPFL Geração). It is anticipated that more installments will be released in 2007, totaling R$ 7,263 (R$ 4,721 in proportion to the participation of CPFL Geração) of the current agreement and R$ 164,851 (R$ 107,153 in proportion to the participation of CPFL Geração) of the application to the BNDES for an additional agreement, approved by the Board of the BNDES in Decision nº 45/2007-BNDES, of January 18, 2007.

Financial Institutions – The subsidiary RGE contracted the following loans from financial institutions:

- Banco Itaú BBA – The 2004 agreement was renegotiated in March 2006, changing the conditions for payment of half-yearly interest and payment of principal, cost reduction and elimination of the guarantees.

- Banco Santander II and Banco do Brasil – Raising funds to finance projected 2006 cash requirements.

- Banco ABN AMRO Real - Raising funds to finance projected 2006 cash requirements.

Foreign Currency

Financial Institutions

On September 29, 2006, the subsidiary CPFL Paulista contracted a foreign currency loan of R$ 160,000 from the Banco do Brasil, maturing in September 2009, for working capital.

The indirect subsidiary ENERCAN obtained the release of the last installment of the loan contracted in April 2005 from the IDB – Inter-American Development Bank, to finance the Campos Novos hydroelectric plant project, amounting to R$ 16,410 (R$ 7,995 in proportion to the participation of CPFL Geração).

On October 2, 2006, the subsidiary Nova 4 contracted a loan of R$ 200,000 from Banco do Brasil, for acquisition of a share interest in the indirect subsidiary Santa Cruz, maturing in September 2009.

The indirect subsidiary SEMESA contracted credit lines from Banco do Brasil, to be used to honor short-term commitments amounting to R$ 145,000.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   Date: December 31, 2006

In consolidated, the maturities of the long-term balance of the principal of loans and financing are scheduled as follows:

Maturity	Consolidated
2008	568,128
2009	731,650
2010	238,618
2011	131,480
After 2011	803,122
Total	**2,472,998**

The main indices used for restatement of Loans and Financing and the breakdown of the indebtedness profile in local currency, are shown below:

Index	Accumulated Variation in %		Consolidated	
	2006	**2005**	**2006**	**2005**
IGP-M	3.83	1.21	7.15	7.47
UMBND	(8.52)	(14.85)	4.95	5.24
TJLP	7.87	9.75	55.15	43.04
CDI	15.03	19.00	11.45	10.10
SELIC	15.07	19.04	18.73	31.85
Other	-	-	2.57	2.30
			100.00	**100.00**

SWAP OPERATIONS

The gains and losses on the swap operations made by the Company and its subsidiaries, including contracting on short-term operations, are recorded, net, under Derivatives, and corresponding amounts are recognized under financial income or expense. These operations resulted in a liability of R$ 74,758 (asset of R$ 3,644 and a liability of R$ 69,563 as of December 31, 2005).

RESTRICTIVE CONDITIONS

Some of the loan and financing contracts are subject to certain restrictive conditions and include clauses that require the Company and its subsidiaries to maintain certain financial ratios within predefined parameters. As follows:

CPFL Paulista

- The BNDES - FINEM II loan establishes restrictions on payment by the subsidiary CPFL Paulista of dividends and interest on equity, totaling more than the minimum mandatory dividend laid down by law without prior agreement of the BNDES, and the lead bank in the operation (UNIBANCO), full compliance with the restrictive obligations established in the contract, and maintenance of certain financial ratios within pre-established parameters, as follows:

  a) Net financial indebtedness divided by EBITDA – maximum of 4.0 in 2005 and 2006 and maximum of 3.5 from 2007 to 2010;

  b) Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.65 in 2005 and 2006 and maximum of 0.60 from 2007 to 2010.

CPFL Piratininga

- The BNDES-FINEM loan restricts the subsidiary CPFL Piratininga on payment of dividends and interest on capital totaling more than the minimum mandatory dividend laid down by law without

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   Date: December 31, 2006

confirmation by the BNDES and the lead bank in the operation (UNIBANCO) of full compliance with the restrictive obligations established in the contract, and maintenance of certain financial ratios within pre-established parameters, summarized as follows:

a) Net financial indebtedness divided by EBITDA – maximum of 3.0 in 2005 and maximum of 2.5 from 2006 to 2010;

b) Net financial indebtedness divided by the sum of net financial indebtedness and net equity – maximum of 0.80 in 2005 and 0.70 in 2006, 0.65 in 2007 and 2008, and 0.60 in 2009 and 2010.

RGE

- BNDES-FINEM I requires maintenance of capitalization (Net Equity divided by Total Assets) equal to or higher than 40%. These loans also have priority in relation to the payment of dividends in excess of the mandatory minimum of 25% of net income agreed in accordance with Corporate Law, as well as compliance with financial ratios to permit distribution of this surplus. These financial ratios are:

  a) Net financial indebtedness divided by EBITDA equal to or less than 3.0;

  b) Net indebtedness divided by the sum of net indebtedness and net equity less than or equal to 0.5.

- BNDES - FINEM II - Orders the maintaining of the following financial indicators:

  a) Net financial indebtedness divided by EBITDA – equal to or less than 2.5;

  b) Net financial indebtedness divided by the sum of net indebtedness and net equity equal to or less than 0.5.

- Banco Itaú BBA - contains restrictive covenants in respect of alteration or modification of the Capital, any change, transfer or assignment, direct or indirect, of share control, or merger, amalgamation or spin-off, without the prior and express agreement of the creditor. The following financial ratios must also be observed:

  a) EBITDA divided by the net financial expenses equal to or higher than 1.6;

  b) Net indebtedness divided by EBITDA equal to or less than 2.7.

- Banco ABN AMRO Real - requires compliance with the following financial ratios:

  a) Total indebtedness divided by EBITDA equal to or less than 3.0;

  b) Interest coverage ration greater than or equal to 2.0;

  c) Maximum total indebtedness divided by Capitalization, equal to or less than 0.55.

CPFL Geração

The loans from the BNDES raised by the subsidiaries ENERCAN, BAESA and CERAN to finance their energy generation projects, establish restrictions on the payment of dividends to the parent company CPFL Geração higher than the minimum obligatory dividend of 25% without the prior agreement of the BNDES.

The loan from IDB to ENERCAN establishes restrictions including clauses that require the subsidiary to maintain certain financial ratios within pre-established parameters, summarized as follows:

- Service Coverage Ratio of the Historic Debt and Service Coverage Ratio of the Projected Debt, on the date of payment of at least 1.30. The ratio is calculated by dividing the net cash flow from operations by debt service.

- Maximum Indebtedness Ratio of 75% of debt to 25% of equity.

Certain loans and financing of the direct and indirect subsidiaries are subject to early settlement in the event of changes in the Company's structure or in the corporate structure of the subsidiaries that resulting in the loss by the Company's current shareholders of the share control or of control over management of the Company, or in a reduction in the direct or indirect interest of VBC Energia S.A. in the capital of CPFL Paulista to less than 25%.

Furthermore, failure to comply with the obligations or restrictions mentioned could result in default in relation to other contractual obligations (cross default).

The Company and its subsidiaries are in compliance with the restrictive covenants relating to the loans and financing contracts maintained with financial institutions.

(16) DEBENTURES

					Consolidated – Balances as of:							
					2006				2005			
	Issued	Remuneration	Amortization Conditions	Collateral	Interest	Current	Long-Term	Total	Interest	Current	Long-Term	Total
CPFL Paulista												
1st Issue												
1st Series	44,000	IGP-M + 11.5% p.a.	50% on June 1, 2007 and remainder on June 1, 2008.	Guarantee of CPFL Energia	-	-	-	-	48,467	-	728,549	777,016
2nd Series	30,142	CDI + 0.6% p.a.	50% on June 1, 2005 and remainder on June 1, 2006.	Guarantee of CPFL Energia	-	-	-	-	17,021	150,710	-	167,731
2nd Issue												
1st Series	11,968	109% of the CDI	July 1, 2009.	Unsecured	8,756	-	119,680	128,436	12,015	-	119,680	131,695
2nd Series	13,032	IGP-M + 9.8% p.a.	July 1, 2009.	Unsecured	6,786	-	144,150	150,936	6,645	-	138,854	145,499
3rd Issue												
1st Series	64,000	104.4% of CDI	1 installment in December 1, 2011, 2ª installment in December 2012 and 3 installment in December 2013.	Guarantee of CPFL Energia	6,247	-	640,000	646,247	-	-	-	-
					21,789	-	**903,830**	**925,619**	**84,148**	**150,710**	**987,083**	**1,221,941**
CPFL Piratininga												
1st Issue												
single series of debentures	40,000	104% of the CDI	50% on January 1, 2010 and remainder on January 1, 2011.	Guarantee of CPFL Energia	**27,878**	-	**400,000**	**427,878**	-	-	-	-
RGE												
2nd Issue												
1st Series	2,620	IGP-M + 9.6% p.a.	April 1, 2011.	Unsecured	2,692	-	26,200	28,892	809	379	17,572	18,760
2nd Series	20,380	106% of the CDI	April 1, 2009.	Unsecured	6,644	23,000	180,800	210,444	6,149	-	136,686	142,835
					9,336	**23,000**	**207,000**	**239,336**	**6,958**	**379**	**154,258**	**161,595**
Semesa												
1st Issue	69,189	TJLP + 4 to 5% p.a.	Semiannual in June and December of each year, with settlement scheduled for 2009	Letter of Guarantee, Receivables and 100% of Semesa common nominal shares	**2,923**	**136,252**	**230,347**	**369,522**	**3,842**	**121,681**	**360,146**	**485,669**
Baesa												
1st Issue	9,000	105% of the CDI	Quarterly with the first payment in November 2006 and the last in August 2016.	Letters of Guarantee	3,150	-	28,353	31,503	-	722	28,178	28,900
2nd Issue	9,000	IGP-M + 9.55% p.a.	Annually with the first payment in August 2007 and the last in August 2016.	Letters of Guarantee	1,102	-	9,915	11,017	-	-	26,934	26,934
					4,252	-	**38,268**	**42,520**	-	**722**	**55,112**	**55,834**
					66,178	**159,252**	**1,779,445**	**2,004,875**	**94,948**	**273,492**	**1,556,599**	**1,925,039**

The maturities of the long-term balance of debentures are scheduled as follows:

Maturity	Consolidated
2008	153,705
2009	528,926
2010	203,827
2011	443,360
After 2011	449,627
TOTAL	**1,779,445**

CPFL Piratininga

On February 22, 2006, 40,000 debentures, not convertible into shares, were subscribed and paid up, in a single series, subordinated type. The unit par value on the issue date was R$ 10. The interest will be paid half-yearly as from the issue date.

CPFL Paulista

On December 2, 2006, 64,000 registered book entry debentures, not convertible into shares, were subscribed and paid, in a single series, subordinated type, with a unit par value on the issue date of R$ 10. The interest will be paid half-yearly as from the issue date. These funds were used for the early redemption of the first issue debentures, in order to improve the debt profile.

RESTRICTIVE CONDITIONS

The debentures are subject to certain restrictive covenants and include clauses that require the subsidiary to maintain certain financial ratios within pre-established parameters. The main ratios are as follows:

CPFL Paulista

- Second issue:

  a) A ratio of EBITDA to financial expenses greater than or equal to 1.5 for all years;

  b) In relation to the total capitalization, the level of equity shall be, a minimum of 35% for 2005 and 40% as from 2006, while the level of third-party capital shall be, a maximum of 65% for 2005 and 60% as from 2006.

- Third issue:

  a) ratio of net indebtedness to EBTIDA of less than 3.0; and

  b) ratio of EBITDA to financial expenses greater than or equal to 2.25.

RGE

The subsidiary RGE has to abide by restrictive covenants and comply with certain ratios and financial limits of the debentures, as follows:

a) reduction of Capital and/or amendments to the By-Laws implying the granting of the right to withdrawal of the shareholders to an amount that might directly or indirectly affect compliance with the pecuniary obligations established in the Deed of Issue;

b) direct or indirect transfer or assignment of share control, or merger, amalgamation or spin-off, except in the event of disposal of the direct control to CPFL Energia S.A. and/or to a fully-owned subsidiary of CPFL Energia;

c) VBC Participações S.A. ceases to hold a majority interest among the Parent Companies, or VBC Participações S.A., 521 Participações S.A. and/or a Bonaire Participações S.A. cease to jointly hold the direct or indirect control of RGE;

The ratios and financial limits are:

a) Total debt divided by EBITDA, less than or equal to 3.0;

b) EBITDA divided by the financial expenses, greater than or equal to 2.0;

c) Total debt divided by the total capitalization, less than or equal to 0.55.

CPFL Piratininga

The financial ratios are:

   a) ratio of net indebtedness to EBTIDA of less than 3; and
   b) ratio of EBTIDA to financial expenses greater than or equal to 2.25.

- *BAESA*

    The BAESA debentures establish early settlement in the event that the total indebtedness exceeds a limit of 75% of its total assets.

In the opinion of the managements of the subsidiaries, these restrictive conditions and clauses are being adequately complied with

Failure to comply with the restrictions mentioned could result in default in relation to other contractual obligations.

(17) EMPLOYEE PENSION PLANS

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração, through Fundação CESP, and indirect subsidiary RGE, through Fundação CEEE de Seguridade Social ("ELETROCEEE"), sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

I – CPFL Paulista

The plan currently in force for the employees of the subsidiary CPFL Paulista is a Mixed Benefit Plan, with the following characteristics:

a) Defined Benefit Plan ("BD") – in force until September 30, 1997 – a defined benefit plan, which grants a Proportional Supplementary Defined Benefit (BSPS), in the form of a lifetime income convertible into a pension, to participants enrolled prior to September 30, 1997, the amount being defined in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. The total responsibility for coverage of actuarial deficits of this plan falls to the subsidiary CPFL Paulista.

b) Adoption of a mixed model, as from October 1, 1997, which covers retirements for risk (disability and death) according to the defined-benefit concept, and programmable retirements within the defined-contribution concept.

With the modification of the Retirement Plan in September of 1997, a liability was recognized as being payable by the subsidiaries in relation to the plan's deficit calculated at the time by the external actuaries of Fundação CESP, to be liquidated in 294 installments, amortized monthly, plus interest of 6% p.a. and restatement according to the IGP-DI (FGV). The balance of this obligation, which is adjusted annually in line with the evolution of the actuarial deficit calculated in accordance with the criteria of the Supplementary Pensions Department as of December 31,2006, was R$ 573,715 (R$ 719,331 as of December 31, 2005).

II – CPFL Piratininga

On April 2, 1998, the Supplementary Pensions Department – SPC approved the restructuring of the retirement plan previously maintained by Bandeirante, creating a "Proportional Supplementary Defined Benefit Plan – BSPS", and a "Mixed Benefit Plan", with the following characteristics:

a) Defined Benefit Plan ("BD") – in force until March 31, 1998 – a defined-benefit plan, which concedes a Proportional Supplementary Defined Benefit (BSPS), in the form of a lifetime income convertible into a pension, to participants registered up to March 31, 1998, to an amount calculated in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. CPFL Piratininga is fully responsible for covering the actuarial deficits of this Plan.

b) Defined Benefit Plan – effective after March 31, 1998 – defined-benefit type plan, which concedes a lifetime income convertible into a pension in relation to the past service time accumulated after March 31, 1998, based on 70% of the average actual monthly salary for the last 36 months of active service. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time (including the accumulated time up to March 31, 1998), and therefore, do not include only the past service time accumulated after March 31, 1998. The responsibility for covering the actuarial deficits of this Plan is equally divided between CPFL Piratininga and the participants.

c) Defined Contribution Plan - implemented together with the Defined Benefit plan effective after March 31, 1998, this is a defined-contribution type pension plan up to the granting of lifetime income, convertible (or not) into a pension, and generates no actuarial liability for CPFL Piratininga. The pension plan only becomes Defined Benefit type plan after the concession of the lifetime income, convertible (or not) into a pension, and accordingly starts to generate actuarial liabilities for the subsidiary.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo (the predecessor of Bandeirante) recognized an obligation to pay referring to the plan deficit determined at the time by the external actuaries of the Fundação CESP, to be liquidated in 260 installments, amortized monthly, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). The balance of the obligation of the subsidiary CPFL Piratininga, as of December 31, 2006, is R$ 160,258 (R$ 158,529 as of December 31, 2005).

III – RGE

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, including the presumed Social Security benefit, with a Segregated Net Asset administered by ELETROCEEE. Only those employed prior to the spin-off from CEEE are entitled to this benefit.

IV – CPFL Geração

The plans currently in force for the employees of subsidiary CPFL Geração are a Proportional Supplementary Defined Benefit ("BSPS") and a Mixed Benefit Plan, with the following characteristics:

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in September 1997, a liability was recognized as payable by the subsidiary CPFL Geração, relating to the plan deficit calculated by the external actuaries of Fundação CESP, which is being amortized on a monthly basis, in 297 installments, plus interest of 6% p.a. and restatement according to the IGP-DI (FGV). As of December 31, the balance of the liability, which is restated annually in line with the evolution of the actuarial deficit calculated in accordance with the criteria of the Supplementary Pensions Department , was R$ 11,575 (R$ 14,072 as of December 31, 2005)

The amounts recognized in the balance sheet as of December 31, 2006, for the subsidiaries, in accordance with an appraisal prepared by an external actuary and in line with the criteria of CVM Resolution nº 371/00, are presented as follows (the figures for RGE are proportional to the interest of the parent company CPFL Paulista in 2005):

	2006				
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Present value of actuarial liabilities with cover	2,384,612	593,381	122,230	50,117	3,150,340
Fair value of plan's assets	(1,909,458)	(472,333)	(165,387)	(41,562)	(2,588,740)
Present value of liabilities exceeding fair value of assets	475,154	121,048	(43,157)	8,555	561,600
Adjustments due to deferments allowed					
Unrecognized actuarial losses (gains)	160,282	48,014	43,169	3,387	254,852
Unrecognized cost of past service	-	(90)	-	-	(90)
Net actuarial liability to be recognized	**635,436**	**168,972**	**12**	**11,942**	**816,362**

	2005				
	CPFL Paulista	**CPFL Piratininga**	**RGE**	**CPFL Geração**	**Consolidated**
Present value of actuarial liabilities with cover	2,408,784	588,932	76,675	51,700	3,126,091
Fair value of plan's assets	(1,626,667)	(396,355)	(94,502)	(35,494)	(2,153,018)
Present value of liabilities exceeding fair value of assets	782,117	192,577	(17,827)	16,206	973,073
Adjustments due to deferments allowed					
Unrecognized actuarial losses (gains)	(64,359)	(1,676)	20,845	(2,529)	(47,719)
Unrecognized cost of past service	-	(101)	-	-	(101)
Increase in liability by adopting of CVM Resolution No. 371	(16,177)	(32,784)	(1,706)	(327)	(50,994)
Net actuarial liability to be recognized	**701,581**	**158,016**	**1,312**	**13,350**	**874,259**

The actuarial gains not recognized as of December 31, 2006 do not exceed 10% of the Plan's liabilities, and there is no need for future recognition by means of amortization during the remaining useful lives of the plan's participants.

The increase in liabilities resulting from adopting CVM nº 371 refers to the plan's deficit calculated as of December 31, 2001, which was deferred and is being amortized over 5 years to December 31, 2006. This amortization was classified in the income statement for the 2006 and 2005 fiscal years as an extraordinary item, at the net value of the corresponding tax effects, amounting to R$ 32,559.

The changes in net actuarial liabilities are as follows:

	2006				
	CPFL Paulista	**CPFL Piratininga**	**RGE**	**CPFL Geração**	**Consolidated**
Net actuarial liability at the beginning of the year	701,581	158,016	1,313	13,350	874,260
Assets added to the consolidated due to acquisition of equity interests (note 1)			378		378
Income (Expense) recognized in income statement	10,434	32,592	(1,586)	139	41,579
Sponsor's Contributions during the year	(76,579)	(21,636)	(93)	(1,547)	(99,855)
Net actuarial liability at the end of the year	**635,436**	**168,972**	**12**	**11,942**	**816,362**
Current	59,070	17,964	12	1,329	78,375
Long-term	576,366	151,008	-	10,613	737,987
	635,436	**168,972**	**12**	**11,942**	**816,362**

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2006**

	2005				
	CPFL Paulista	**CPFL Piratininga**	**RGE**	**CPFL Geração**	**Consolidated**
Net actuarial liability at the beginning of the year	711,234	125,259	3,306	13,986	853,785
(Income) Expense recognized in income statement	82,588	56,226	(1,390)	1,501	138,925
Sponsor's Contributions during the year	(92,241)	(23,469)	(604)	(2,137)	(118,451)
Net actuarial liability at the end of the year	**701,581**	**158,016**	**1,312**	**13,350**	**874,259**
Current	80,329	22,142	1,312	1,913	105,696
Long-term	621,252	135,874	-	11,437	768,563
	701,581	**158,016**	**1,312**	**13,350**	**874,259**

The consolidated account balances relating to the Private Pension Plan also include, as of December 31, 2006, R$ 43,999 (R$ 40,132 as of December 31, 2005) for other contributions.

The external actuary's estimate of the expenses and revenues to be recognized in 2007 and the revenues recognized in 2006, is as follows :

	2007 Estimated				
	CPFL Paulista	**CPFL Piratininga**	**RGE**	**CPFL Geração**	**Consolidated**
Cost of service	1,046	4,091	900	88	6,125
Interest on actuarial liabilities	259,511	65,088	11,323	5,454	341,376
Expected return on assets	(296,545)	(73,701)	(15,336)	(6,456)	(392,038)
Unrecognized cost of past service	-	11	-	-	11
Unrecognized actuarial gains	-	-	(3,859)	-	(3,859)
Total Expenses	**(35,988)**	**(4,511)**	**(6,972)**	**(914)**	**(48,385)**
Expected contributions from participants	(35)	(1,907)	-	-	(1,942)
Total	**(36,023)**	**(6,418)**	**(6,972)**	**(914)**	**(50,327)**

	2006 Realized				
	CPFL Paulista	**CPFL Piratininga**	**RGE**	**CPFL Geração**	**Consolidated**
Cost of service	916	4,556	697	65	6,234
Interest on acturial liabilities	262,375	64,544	10,995	5,629	343,543
Expected return on assets	(269,011)	(67,252)	(13,554)	(5,882)	(355,699)
Unrecognized cost of past service	-	11	-	-	11
Unrecognized actuarial gains			(1,870)		(1,870)
Increase liabilities due to adoption of CMV no. 371	16,177	32,784	2,195	327	51,483
Total Expenses	**10,457**	**34,643**	**(1,537)**	**139**	**43,702**
Expected contributions from participants	(23)	(2,051)	(49)	-	(2,123)
Total	**10,434**	**32,592**	**(1,586)**	**139**	**41,579**

The expenses (revenues) were recorded in the following accounts in the statement of operations :

	2006				
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Operating Cost	(5,744)	(192)	(1,586)	52	(7,470)
Operating Expenses	-	-	-	(240)	(240)
Extraordinary Item net of Tax Effects	10,677	21,637	-	245	32,559
Taxation of Extraordinary Item	5,501	11,147	-	82	16,730
	10,434	**32,592**	**(1,586)**	**139**	**41,579**

	2005				
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Operating Cost	66,411	23,442	238	271	90,362
Operating Expenses	-	-	(1,628)	903	(725)
Extraordinary Item net of Tax Effects	10,677	21,637	-	245	32,559
Taxation of Extraordinary Item	5,500	11,147	-	82	16,729
	82,588	**56,226**	**(1,390)**	**1,501**	**138,925**

The principal premises considered in the actuarial calculations on the balance sheet date were:

	CPFL Paulista, CPFL Piratininga and CPFL Geração		RGE	
	2007	2006	2007	2006
Nominal discount rate for actuarial liabilities:	11.30% p .a.	11.30% p .a.	11.30% p .a.	11.30% p .a.
Nominal Return Rate on Assets:	(*)	(**)	11.30% p .a.	11.30% p .a.
Estimated Rate of nominal salary increase:	7.10% p .a.	7.10% p .a.	7.10% p .a.	7.10% p .a.
Estimated Rate of nominal increase in benefits:	0,0% p .a.	0,0% p .a.	5.0% p .a.	5.0% p .a.
Estimated long-term inflation rate (basis for establishing nominal rates above)	5.0% p .a.	5.0% p .a.	5.0% p .a.	5.0% p .a.
General biometric mortality table:	GAM83	GAM83	GAM83	GAM83
Biometric table for the onset of disability:	MERCER TABLE	MERCER TABLE	Light-Average (ix)	Light-Average (ix)
Expected turnover rate:	0.30 / (Service time + 1)	0.30 / (Service time + 1)	0.30 / (Service time + 1)	0.30 / (Service time + 1)
Probability of beginning retirement:	100% on the first elegibility	100% on the first elegibility		

(*) CPFL Paulista and CPFL Geração 15.95% p.a. and CPFL Piratininga 15.80 p.a.

(**) CPFL Paulista and CPFL Geração 16.97% p.a. and CPFL Piratininga 17.22 p.a.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Brazilian Corporation Law
Date: December 31, 2006

(18) REGULATORY CHARGES

	Consolidated	
	2006	**2005**
Global Reverse Fund - RGR	3,793	5,672
ANEEL Inspection Fee	1,759	1,454
Fuel Consumption Account - CCC	70,802	2,060
Energy Development Account - CDE	28,659	21,759
	105,013	**30,945**

(19) TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	Consolidated			
	Current		**Long-term**	
	2006	**2005**	**2006**	**2005**
ICMS (State VAT)	282,510	261,938	-	-
PIS (Tax on Revenue)	11,368	11,695	838	904
COFINS (Tax on Revenue)	49,286	49,740	3,862	4,161
IRPJ (Corporate Income Tax)	122,313	80,162	25,765	19,151
CSLL (Social Contribution Tax)	39,854	23,474	9,276	6,894
Other	17,427	47,951	-	-
Total	**522,758**	**474,960**	**39,741**	**31,110**

(20) RESERVE FOR CONTINGENCIES

	Consolidated							
	2006				2005			
	Accrued - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other deposits, Judicial (2)	Accrued - Gross	Escrow Deposits related to Contingencies	Reserve for Contingencies, net	Other deposits, Judicial (2)
Labor (a)								
Various	70,736	47,597	23,139	13,799	57,389	23,447	33,942	13,792
Civil								
General Damages (b)	13,535	9,922	3,613	9,023	10,388	1,991	8,397	3,414
Tariff increase (c)	24,207	11,686	12,521	4,769	22,405	7,814	14,591	3,467
Energy Purchased (d)	40,809	28,167	12,642	-	114,891	97,679	17,212	-
Other	7,563	6,310	1,253	9,743	4,574	48	4,526	-
	86,114	56,085	30,029	23,535	152,258	107,532	44,726	6,881
Tax								
FINSOCIAL (e)	17,926	17,926	-	33,149	17,568	17,568	-	32,488
Increase PIS and COFINS (f)	1,053	-	1,053	301	104,774	-	104,774	2,519
PIS and COFINS Interest on Shareholders' Equity (g)	26,045	-	26,045	-	8,533	-	8,533	-
Income Tax (h)	43,993	23,753	20,240	1,532	26,528	12,994	13,534	1,523
Other (I)	3,205	-	3,205	9,530	9,460	-	9,460	5,356
	92,222	41,679	50,543	44,512	166,863	30,562	136,301	41,886
Total	**249,072**	**145,361**	**103,711**	**81,846**	**376,510**	**161,541**	**214,969**	**62,559**

	Consolidated						
	2005	Assets added to the consolidated due to acquisition of equity interests (note 1)	Addition	Reversal	Payment	Monetary Restatement	2006
Labor	57,389	2,093	20,999	(250)	(9,495)	-	70,736
Civil	152,258	4,165	19,541	(4,898)	(84,952)	-	86,114
Tax	166,863	7,823	28,520	(117,768)	-	6,784	92,222
Reserve for Contingencies - Gross	**376,510**	**14,081**	**69,060**	**(122,916)**	**(94,447)**	**6,784**	**249,072**
(-) Escrow Deposits (1) + (2)	(224,100)	(10,905)	(123,272)	101,548	32,512	(2,990)	(227,207)
Total, net	**152,410**	**3,176**	**(54,212)**	**(21,368)**	**(61,935)**	**3,794**	**21,865**

The reserves for contingencies were based on appraisal of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries.

A summary of the principal pending issues relating to litigation, legal cases and tax assessments is as follows:

a) Labor: The principal labor suits relate to claims filed by former employees or unions for the payment of additional salary payments (overtime, salary parity, severance payments and other claims). Under the terms of the Bandeirante spin-off protocol, CPFL Piratininga is responsible for the liabilities corresponding to the contingent risks of the employees located in the corresponding regions assumed by CPFL Piratininga, while corporate litigation prior to the date of the spin-off, October 1, 2001, is assumed in the proportion to the percentage of the controlling shareholders prior to the spin-off (56% for Bandeirante and 44% for CPFL Piratininga).

b) Personal damages: Mainly refer to claims for indemnities. These cases include claims relating to accidents in the subsidiaries' electrical networks, damage to consumers, vehicle accidents, etc.

c) Tariff increase: Corresponds to various claims by industrial consumers against the subsidiaries CPFL Paulista and CPFL Piratininga as a result of increases imposed by DNAEE Ordinances 38 and 45, dated February 27 and March 4, 1986, when the "Plano Cruzado" economic plan price freeze was in effect.

d) Energy purchased: As result of the loss of free consumers, the subsidiaries CPFL Paulista and CPFL Piratininga requested a reduction in the power demand of the initial supply contracts, which was partially granted by ANEEL. The subsidiaries filed a lawsuit on the grounds of disagreement with the physical amounts established by the Agency, alleging a discrepancy in the calculations and making monthly escrow deposits of the amounts in question. In 2006, CPFL Piratininga obtained a court order to withdraw the deposits in favor of the generators FURNAS, CESP and Empresa Metropolitana de Águas e Energia S.A.("EMAE"), while CPFL Piratininga signed an agreement with the parties, thereby terminating the lawsuits in relation to these generators. The net amount of the agreement was R$ 48,307.

During 2006, the subsidiary CPFL Paulista signed an agreement with CESP and Furnas for withdrawal of the deposits in favor of these generators, thereby terminating the lawsuits. The net amount was R$ 23,777.

e) FINSOCIAL: Refers to the questioning in the courts of the increase in rate and collection of FINSOCIAL during the period June 1989 to October 1991.

f) PIS and COFINS Increase: As mentioned in Note 8, the subsidiaries CPFL Piratininga and CPFL Paulista obtained a favorable and unappealable decision on the appeal challenging the legality of the increase in the calculation base for PIS and COFINS contributions introduced by art. 3º, of Law nº 9.718/98. As a result of this favorable decision, the subsidiaries CPFL Piratininga and CPFL Paulista reversed the provisions recorded in this respect, amounting to R$ 18,194 (provision as of July 31, 2006) and R$ 86,613 (provision as of August 31, 2006), respectively, set off against Financial Income (Note 29).

g) PIS and COFINS – Interest on Shareholder's Equity: at the end of 2005, the Company obtained an injunction with a view to non-payment of PIS and COFINS levied on interest on shareholder's equity.

h) Income tax: For the subsidiary CPFL Piratininga, the entry refers to the injunction obtained in respect of the tax deductibility of CSLL in calculating IRPJ. For the subsidiary RGE, it refers basically to a request for suspension of a decision of the Federal Revenue Office, with a view to considering the deductibility of amounts referring to complementing the retirement provisions of beneficiaries of Fundação ELETROCEEE.

i) Other - Tax: Refers to other suits in progress at the judicial and administrative levels and of a regulatory nature resulting from operation of the subsidiaries' businesses, relating to tax issues involving INSS, FGTS and SAT.

j) Possible losses: The Company and its subsidiaries are parties to other suits in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive base in these cases. It is not yet possible to predict the outcome of the courts' decisions or any other decision on similar cases considered to be probable or remote. Consequently, no provisions were constituted. The claims relating to possible losses as of December 31, 2006 were as follows: (i) R$ 164,847 referring to labor cases (R$ 122,848 as of December 31, 2005); (ii) R$ 421,474 referring to civil cases basically represented by personal injuries, environmental damages and tariff increases

(R$ 115,914 as of December 31, 2005); and (iii) R$ 327,475 referring to claims relating to tax issues, principally Income Tax, ICMS (VAT), PIS and COFINS (R$ 150,917 as of December 31, 2005).

Management of the Company and its subsidiaries, based on the opinion of the legal advisers, considers that there are no significant risks that are not covered by sufficient provisions in the financial statements or that could result in a significant impact on future results.

(21) OTHER ACCOUNTS PAYABLE

	Consolidated			
	Current		Long-term	
	2006	**2005**	**2006**	**2005**
Consumers and Concessionaires (a)	50,927	47,932	-	-
Liability Regulatory (note 3)	49,816	108,582	732	-
Energy Efficiency Program - PEE (b)	40,102	35,208	44,387	48,368
Research & Development - P&D (b)	25,435	7,431	38,049	27,829
National Scientific and Technological Development Fund - FNDCT (b)	25,610	18,070	5,868	7,235
Energy Research Company - EPE (b)	34,626	17,799	-	3,617
Fund for Reversal	-	-	17,750	13,987
Advances (c)	7,780	4,600	-	-
Interest on Compulsory Loan (d)	3,998	8,503	-	-
Emergency Charges (ECE/EAEE) (e)	10,386	22,879	-	-
Provision for Environmental Expenses	-	-	13,321	-
Payroll	3,951	1,932	-	-
Funds for Capital Increase (note 28)	20,832	6,768	-	-
Other	30,230	14,561	7,834	6,456
Total	**303,693**	**294,265**	**127,941**	**107,492**

a) Consumers and Concessionaires: Refer to liabilities in connection with bills paid twice and/or adjustments to billing to be compensated or returned to consumers or joined in a program named "Programa de Universalização". Liabilities to concessionaires refer to various transactions relating to the partial spin-off of Bandeirante by the controlling shareholder CPFL Piratininga.

b) Research and Development and Energy Efficiency Programs – The subsidiaries recognized liabilities relating to amounts already billed in tariffs (1% of the Net Operating Income), but not yet invested in the Research and Development and Energy Efficiency Programs. This amounts are subject to monthly restatement, the SELIC rates, up to the time of realization.

c) Advances: Refer to advances made by consumers to carry out works and services.

d) Interest on Compulsory Loans: Refers to the passing on of funds from Eletrobrás to industrial consumers.

e) Emergency Capacity Charge ("ECE") and Emergency Energy Purchase Charge ("EAEE") – Refer to the tariff charges relating to the contracting of emergency capacity and energy collected from consumers up to January 2006 and passed on to Comercializadora Brasileira de Energia Emergencial ("CBEE"). These amounts have no effect on the income of the subsidiaries as they are recorded as Operating Income (note 23) and Deductions from Operating Income at the same amounts.

(22) SHAREHOLDERS' EQUITY

The participations of the shareholders in the Equity of the Company as of December 31, 2006 and 2005 are distributed as follows:

	2006		2005	
Shareholders	**Common Shares**	**Interest %**	**Common Shares**	**Interest %**
VBC Energia S.A.	139,002,673	28.97	184,673,695	38.49
521 Participações S.A.	149,230,373	31.11	149,230,369	31.11
Bonaire Participações S.A.	60,713,511	12.65	60,713,509	12.65
BNDES Participações S.A.	24,789,436	5.17	23,005,251	4.80
Board Members	11	0.00	21	0.00
Executive Officers	31,657	0.01	43,378	0.01
Other Shareholders	105,989,069	22.09	62,090,507	12.94
Total	**479,756,730**	**100.00**	**479,756,730**	**100.00**

During 2006, the controlling shareholder VBC Energia S.A. ("VBC Energia") underwent corporate restructuring in view of the withdrawal of the shareholder Bradespar S.A. ("Bradespar") from its corporate control. As a result of the reorganization that took place in December 2006, VBC Energia now holds 139,002,673 common shares, corresponding to 28.97% of the capital of CPFL Energia.

Interest on Shareholders' Equity and Dividend

	Parent Company	
	2006	**2005**
Interest on Shareholders' Equity Payable		
VBC Energia S.A.	-	35,761
521 Participações S.A.	-	28,897
Bonaire Participações S.A.	-	11,757
BNDES Participações S.A.	-	4,455
Other Shareholders	457	12,051
Subtotal	**457**	**92,921**
Dividend Payable		
VBC Energia S.A.	209,163	149,813
521 Participações S.A.	224,553	121,061
Bonaire Participações S.A.	91,358	49,253
BNDES Participações S.A.	37,302	18,663
Other Shareholders	163,965	50,500
Subtotal	**726,341**	**389,290**
Total	**726,798**	**482,211**

The Company made a payment of R$ 1,089,653 in respect of the dividends declared on June 30, 2006 and December 31, 2005.

In June 2006, the Company's Board of Directors approved the declaration and payment of interim dividends totaling R$ 611,981, corresponding to R$ 1.275606865 per share, on the results of the first half-year of 2006.

22.1 – Allocation of Net Income for the Year

The Company's By-laws stipulate the distribution of a minimum dividend of 25% of the net income, adjusted in accordance with the law, to the holders of its shares.

For this year, the Company's management is proposing distribution of the remaining balance of the net income, through the declaration of R$ 721,910 in the form of dividends, corresponding to R$ 1.504742161 per share, as shown below:

Net Income – Parent Company	**1,404,096**
Legal Reserve constituted	(70,205)
Net Income Adjusted	**1,333,891**
Interim Dividend	(611,981)
Proposed dividend	(721,910)
Retained Earnings	**-**

22.2 – Treasury Shares

The Treasury shares derived from the exercise by shareholders of the right to withdraw, at the time of the merger of the shares of the non-controlling shareholders of CPFL Piratininga by CPFL Paulista, and of CPFL Geração and CPFL Paulista by CPFL Energia in November 2005. The shares were sold on February 8, 2006, resulting in a gain of R$ 16, recorded as a Capital Reserve.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2006**

(23) OPERATING REVENUES

	Consolidated					
	No. of Consumers (*)		GWh (*)		R$ mil	
	2006	2005	2006	2005	2006	2005
Revenue from Eletric Energy Operations						
Consumer class						
Residential	4,937,060	4,805,009	9,489	8,783	3,922,483	3,556,914
Industrial	81,178	81,579	16,882	16,995	3,662,592	3,328,655
Commercial	448,440	445,105	5,779	5,329	2,145,111	1,868,848
Rural	236,792	233,887	1,966	1,730	369,114	312,614
Public Administration	36,786	35,998	862	800	303,339	261,696
Public Lighting	2,560	1,962	1,152	1,098	241,337	225,472
Public Services	5,640	5,472	1,472	1,400	390,015	329,866
Billed	5,748,456	5,609,012	37,602	36,135	11,033,991	9,884,065
Own Consumption	628	632	25	25	-	-
Unbilled (Net)	-	-	-	-	75,361	39,607
Emergency Charges - ECE/EAEE	-	-	-	-	3,052	229,153
Realization of Extraordinary Tariff Adjustment (note 3 a)	-	-	-	-	(257,983)	(258,143)
Realization of Free Energy (note 3 a)	-	-	-	-	(103,406)	(96,752)
Tariff Review - Remuneration Base (note 3 b.1)	-	-	-	-	26,970	(80,686)
Realization of Tariff Review - Remuneration Base (note 3 b.1)	-	-	-	-	98,010	48,762
Tariff Review - Depreciation (note 3 b.1)	-	-	-	-	10,402	28,442
2005 Tariff Adjustment -Purchase of electric energy from Itaipu (note 3 b.2)	-	-	-	-	15,152	33,339
Realization of 2005 Tariff Adjustment -Purchase of electric energy from Itaipu (note 3 b.2)					(35,615)	-
Tariff Adjustment -Other (note 3.b.2)	-	-	-	-	25,642	2,088
Realization of Tariff Adjustment -Other (note 3.b.2)	-	-	-	-	(3,122)	(328)
PIS and COFINS - Generators Pass-Through (note 3 b.2)	-	-	-	-	(39,367)	22,958
Realization PIS and COFINS - Generators Pass-Through (note 3 b.2)	-	-	-	-	14,089	(11,424)
Discount of Tariff Adjustment TUSD and Irrigation (note 3.b.5)	-	-	-	-	46,792	4,009
Realizationof discount of Tariff Adjustment TUSD and Irrigation (note 3.b.5)	-	-	-	-	(10,688)	(3,956)
ELECTRICITY SALES TO FINAL CONSUMERS	**5,749,084**	**5,609,644**	**37,627**	**36,160**	**10,899,280**	**9,841,134**
Furnas Centrais Elétricas S.A.			3,026	3,025	273,480	298,676
Other Concessionaires and Licensees			3,484	2,197	200,376	123,160
Current Electric Energy			951	938	26,673	38,293
ELECTRICITY SALES TO WHOLESALER			**7,461**	**6,160**	**500,529**	**460,129**
Revenue due to Network Usage Charge - TUSD					691,896	472,607
Low Income Consumer´s Subsidy (note 3 d)					23,835	21,329
Other Revenue and Income					111,512	111,859
OTHER OPERATING REVENUES					**827,243**	**605,795**
Total					**12,227,052**	**10,907,058**

* Information not reviewed by the independent accountants

(24) COST OF ELECTRIC ENERGY

	Consolidated			
	GWh (*)		R$ Mil	
Electricity Purchased for Resale	2006	2005	2006	2005
Energy Purchased in Restricted Framework - ACR				
Itaipu Binacional	10,761	10,501	886,087	883,901
Furnas Centrais Elétricas S.A.	892	2,918	63,161	248,236
CESP - Cia Energética de São Paulo	372	2,556	26,291	217,194
Cia de Geração de Energia Elétrica do Tietê	387	1,218	32,800	102,833
Duke Energy Inter. Ger. Paranapanema S.A.	939	1,506	88,614	137,761
Tractebel Energia S.A.	6,690	3,789	801,003	425,580
Petróleo Brasileiro S.A. Petrobrás	1,717	1,769	198,584	173,058
EMAE - Empresa Metropolitana de Águas e Energia	20	188	1,351	15,622
Cia Estadual Energia Elétrica - CEEE	69	186	4,304	12,395
AES Uruguaiana Ltda.	1,119	834	123,883	96,881
Câmara de Comercialização de Energia Elétrica - CCEE	520	507	18,660	7,326
Other	1,739	985	168,367	78,811
	25,225	26,957	2,413,105	2,399,598
Energy Purchased in the Free Market - ACL	20,773	16,292	1,375,919	1,060,874
	45,998	**43,249**	**3,789,024**	**3,460,472**
Deferral/Amortization liquid effect - CVA			4,105	57,691
Surplus of Energy (note 3 b.4)			8,643	(44,212)
PIS and COFINS - Generators Pass-Through (note 3 b.2)			(39,256)	22,958
Credit for PIS and COFINS			(343,319)	(322,144)
Subtotal			**3,419,197**	**3,174,765**
Electricity Network Usage Charge				
Basic Network Charges			563,910	538,359
Charges for Transmission from Itaipu			62,013	59,633
Connection Charges			35,594	46,874
System Service Charges - ESS			21,039	24,291
			682,556	669,157
Deferral and Amortization liquid effect - CVA			167,628	163,189
Credit for PIS and COFINS			(76,107)	(75,160)
Subtotal			**774,077**	**757,186**
Total			**4,193,274**	**3,931,951**

* Information not reviewed by the independent accountants

(25) OPERATING EXPENSES

	Parenty Company		Consolidated	
	2006	2005	2006	2005
Sales and Marketing				
Personnel	-	-	47,897	37,190
Materials	-	-	9,931	5,955
Outsourced Services	-	-	58,705	46,122
Allowance for Doubtful Accounts	-	-	83,324	63,893
Depreciation and Amortization	-	-	7,078	5,997
Collection Tariffs and Services	-	-	50,090	43,453
Other	-	-	14,190	9,668
Total	**-**	**-**	**271,215**	**212,278**
General and Administrative Expenses				
Personnel	1,032	486	102,639	76,552
Materials	78	44	5,258	4,769
Outsourced Services	13,808	5,574	130,126	112,842
Leases and Rentals	74	34	3,852	5,716
Depreciation and Amortization	8	-	18,311	23,098
Publicity and Advertising	2,313	2,034	8,657	7,677
Legal, Judicial and Indemnities	392	169	29,229	17,183
Donations, Contributions and Subsidies	120	-	4,005	6,646
PERCEE	-	-	166	1,716
Other	1,109	986	12,166	10,728
Total	**18,934**	**9,327**	**314,409**	**266,927**
Other Operating Expenses				
Inspection Fee	-	-	17,942	16,637
Research and Development and Energy Efficiency Programs	-	-	50,621	66,573
RTE and Free Energy Losses (note 3 a)	-	-	1,038	91,806
Other	-	-	407	2
Total	**-**	**-**	**70,008**	**175,018**
Goodwill Amortization	-	-	12,962	8,148
Total Operating Expense	**18,934**	**9,327**	**668,594**	**662,371**

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2006**

(26) FINANCIAL INCOME (EXPENSE)

	Parent Company		Consolidated	
	2006	**2005**	**2006**	**2005**
Financial Income				
Income from Temporary Cash Investments	44,473	51,779	132,397	124,761
Late Payments Charges	-	-	92,003	86,451
Interest on Prepaid Income and Social Contribution Taxes	3,726	5,728	17,116	9,381
Monetary and Exchange Variations	43,371	107	39,741	(3,099)
Interest - CVA and Parcel "A"	-	-	106,817	144,449
Discount on Purchase of ICMS credit	-	-	13,503	11,527
Interest - Extraordinary Tariff Adjustment (note 3 a)	-	-	51,488	160,346
Interest on Related Parties	252	3,354	-	-
Dividends received from noncontrolling investments	4,590	-	4,667	9,230
Interest on the Review and Adjustment Tariff	-	-	4,752	4,658
Increase PIS and COFINS (notes 7 and 20)	-	-	122,140	-
Interest on Shareholders' Equity PIS and COFINS	(13,135)	(15,959)	(14,760)	(17,910)
Other	2,859	2,307	67,771	47,014
Subtotal	86,136	47,316	637,635	576,808
Interest on Shareholders' Equity	142,000	172,522	-	-
Total	**228,136**	**219,838**	**637,635**	**576,808**
Financial Expense				
Debt Charges	(683)	(29,766)	(535,072)	(585,962)
Banking Expenses	(4,300)	(4,074)	(65,507)	(56,916)
Monetary and Exchange Variations	(31,617)	10,479	(141,437)	(107,642)
Other	(1,570)	(96)	(46,082)	(37,987)
Subtotal	(38,170)	(23,457)	(788,098)	(788,507)
Goodwill Amortization	(86,438)	(56,134)	(138,882)	(117,561)
Interest on Shareholders' Equity	-	(186,215)	-	(190,551)
Total	**(124,608)**	**(265,806)**	**(926,980)**	**(1,096,619)**
Net financial expenses	**103,528**	**(45,968)**	**(289,345)**	**(519,811)**

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Brazilian Corporation Law
Date: December 31, 2006

(27) NON-OPERATING INCOME (EXPENSE)

	Parent Company		Consolidated	
	2006	**2005**	**2006**	**2005**
Non-operating Income				
Equity Gain	-	9	15	172
Gain on Disposal of Permanent Assets	-	-	2,283	9,533
Gain on Sale of Permanent Assets	62,747	-	69,112	-
Other	-	-	2,467	803
Subtotal	**62,747**	**9**	**73,877**	**10,508**
Non-operating Expenses				
Equity Losses	-	(658)	(4)	(1,012)
Loss on the Demobilization of Fixed Assets	-	-	(15,932)	(3,180)
Loss on Disposal of Permanent Assets	-	-	(2,974)	(6,176)
Losses due to Non-Utilization of Studies and Designs	-	-	(754)	(15)
Other	(2,398)	-	(4,376)	(485)
Subtotal	**(2,398)**	**(658)**	**(24,040)**	**(10,868)**
Total	**60,349**	**(649)**	**49,837**	**(360)**

As mentioned in Note 12, the non-operating income refers mainly to the disposals of shares in CPFL Energia held by the subsidiary CPFL Paulista, and COMGÁS shares held by the Company, respectively.

(28) EMPLOYEE PROFIT SHARING

In accordance with the Collective Bargaining Agreement, the Company and its subsidiaries implemented an employee profit-sharing program, based on agreed operational and financial targets previously established with the employees. The amount of this profit-sharing for 2006 was R$ 33,392 in consolidated (R$ 20,252 in 2005). After the prepayment in 2006, a balance of R$ 20,832 is provisioned in consolidated (Note 21).

(29) SEGMENT INFORMATION

	Distribution	Generation	Commercialization	Other (*)	Eliminations	Total
2006						
Revenues	12,619,342	506,223	1,828,187	-	(2,726,700)	12,227,052
Intersegment revenues	1,370,308	224,132	1,132,260	-	(2,726,700)	-
Income from Electric Energy Service	1,757,488	396,253	275,771	(18,913)	-	2,410,599
Depreciation and Amortization	323,310	64,587	242	86,575	-	474,714
Net Income						1,404,096
Equity in Subsidiaries	1,073,508	165,252	188,398	21,785	-	1,448,943
Total Assets (**)	10,048,436	3,173,930	180,891	645,524	-	14,048,781
Parent Company Goodwill, allocated by segment	1,341,812	49,867	(1,337)	(1,390,342)	-	-
Capital Expenditures	526,954	261,804	4,295	105	-	793,158
Reserve for Contingencies (Liability)	75,209	2,852	-	25,650	-	103,711
2005						
Revenues	10,100,690	435,907	1,419,805	-	(1,049,344)	10,907,058
Intersegment revenues	680	130,350	918,314	-	(1,049,344)	-
Income from Electric Energy Service	1,234,829	310,023	224,636	(9,327)	-	1,760,161
Depreciation and Amortization	312,475	59,242	107	56,134	-	427,958
Net Income						1,021,278
Equity in Subsidiaries	647,468	115,560	153,790	-	-	916,818
Total Assets (**)	10,261,520	2,916,056	156,789	517,077	-	13,851,442
Parent Company Goodwill, allocated by segment	1,268,739	53,242	-	(1,321,981)	-	-
Capital Expenditures	368,012	254,863	3,525	137	-	626,537
Reserve for Contingencies (Liability)	366,925	1,052	-	8,533	-	376,510

(*) Other - Refer basically to CPFL Energia after eliminations of balances with related parties
(**) The goodwill created in an acquisition, net the amortization, recorded in CPFL Energia was allocated to the respective segments.

(30) RELATED PARTY TRANSACTIONS

Transactions with related parties are carried out under normal market conditions and showed the following accumulated balances and changes in 2006 and 2005:

	Consolidated									
	ASSET		LIABILITY		REVENUE		EXPENSE		PURCHASES	
Companies	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Banco Bradesco S.A.										
Short-term Financial Investments (a)	175,097	708,601	-	-	67,248	79,086	-	-	-	-
Pledges and Tied Deposits (b)	16,292	7,772	-	-	3,828	3,828	-	-	-	-
Service Provision (c)	-	-	-	-	-	-	5,824	-	-	-
Banco Votorantim S.A.										
Short-term Financial Investments (a)	16,374	-	-	-	902	-	-	-	-	-
Loans and Financing (d)	-	-	-	4,822	-	-	547	1,940	-	-
Construções e Comércio Camargo Correa S.A.										
Property, plant and equipment Purchases (e)	-	-	14,883	23,419	-	-	-	-	115,379	131,142
Camargo Correa Equipamentos e Sistemas										
Property, plant and equipment Purchases (e)	-	-	155	-	-	-	-	-	1,772	2,667
Cimento Rio Branco S.A.										
Property, plant and equipment Purchases (e)	-	-	993	281	-	-	-	-	9,209	6,945
Sale of Energy (f)	-	-	-	-	58,756	13,835	-	-	-	-
TUSD (h)	-	-	-	-	12,504	8,268	-	-	-	-
Camargo Correa Cimentos S.A.										
Sale of Energy (f)	1,233	593	-	-	7,733	700	-	-	-	-
Companhia Brasileira de Aluminio										
Property, plant and equipment Purchases (e)	-	-	237	24	-	-	-	-	1,649	1,185
Material Purchases (g)	-	-	3	404	-	-	4,289	2,846	-	-
Accounts Receivable	-	-	-	-	-	-	-	-	-	-
Sale of Energy (f)	2,139	95	-	-	11,930	1,129	-	-	-	-
Indústrias Votorantim S.A.										
Sale of Energy (f)	-	-	-	-	48,073	18,821	-	-	-	-
TUSD (h)	-	-	-	-	17,277	12,236	-	-	-	-
Votorantim Metais										
Property, plant and equipment Purchases (e)	-	-	281	304	-	-	-	-	6,323	304
Votorantim Celulose e Papel										
Sale of Energy (f)	-	-	-	-	54,263	20,054	-	-	-	-
TUSD (h)	-	-	-	-	16,913	16,429	-	-	-	-
Votocel Filmes Flexíveis Ltda										
Sale of Energy (f)	-	-	-	-	-	6,829	-	-	-	-
TUSD (h)	-	-	-	-	7,162	5,211	-	-	-	-

a) **Short-term financial investments -** Exclusive investment fund, remunerated based on the variation of the CDI and with daily liquidity.

b) **Pledge and Blocked Deposits** - Blocked Bank Deposit Certificates - BDCs (Guarantee) for participation in electric energy auctions, remuneration of 98.8% of the CDI, with varying maturities.

c) **Service Provision** - Provision of registrar of debentures and book-entry shares.

d) **Loans and Financing** - Loans contracted under normal market conditions.

e) **Acquisition of Property, plant and equipment** - Acquisition of equipment for use in distribution and transmission.

f) **Energy Sales -** Income from electric energy sales.

g) **Purchase of Materials** - Materials for use and consumption.

h) **TUSD** - Revenue due to Network Usage Charge

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Brazilian Corporation Law
Date: December 31, 2006

(31) INSURANCE

The subsidiaries maintain insurance policies with cover determined based on advice by specialists, taking into account the nature and degree of risk, for amounts considered sufficient to cover any significant losses on assets and/or liabilities. The principal insurance polices cover the following:

DESCRIPTION	TYPE OF COVER	Consolidated	
		2006	2005
Property, Plant and Equipment	Fire, Lightning, Explosion, Machinery breakdown and Electrical Damage	1,361,841	1,115,534
Transport	National Transport	43,000	59,000
Stored Materials	Fire, Lightning, Explosion and Robbery	12,000	16,000
Automobiles	Comprehensive Cover	3,001	3,343
Civil Liability	Electricity Distributors	30,000	36,208
Personnel	Group Life and Personal Accidents	114,078	64,554
Other	Other	42,530	-
TOTAL		**1,606,450**	**1,294,639**

(32) FINANCIAL INSTRUMENTS AND OPERATING RISKS

32.1 RISK CONSIDERATIONS

The business of the Company and its subsidiaries comprises principally generation, sale and distribution of electric energy. As public service concessionaires, the operations and tariffs of its principal subsidiaries are regulated by ANEEL.

The principal market risk factors that affect their business are the following:

Exchange Rate Risk: This risk is derived from the possibility of the subsidiaries incurring losses and cash constraints on account of fluctuations in exchange rates, increasing the balances of foreign currency denominated liabilities. The Company and its subsidiaries protect themselves against this risk by contracting hedge/swap operations, so that the debts are indexed to the variation in domestic indices. These operations are recorded on the accrual basis and in accordance with the conditions of the instrument contracted.

- **Foreign Currency Loans:** Exposure on loans was substantially covered through financial swap transactions operations, which allowed the Company and the subsidiaries to exchange the original risks of the operation for the cost in proportion to the CDI (note 15).

- **Purchase of Energy from Itaipu:** The subsidiaries are exposed in their operations to exchange variations in the purchase of electricity from Itaipu. The compensation mechanism - CVA protects the companies against possible losses, as mentioned in note 3.

Interest Rate Risk: This risk is derived from the possibility of the Company and subsidiaries incurring losses on account of fluctuations in interest rates that increase financial expenses relating to loans, financing and debentures. In the case of loans borrowed in foreign currency, the Company and its subsidiaries have arranged derivative contracts to hedge against this risk and, for the portion of the loans taken out in local currency, the subsidiaries has as counterparts regulatory assets restated in accordance with the variation in the SELIC rate. The subsidiaries have also tried to increase the participation of loans tied to the variation in the TJLP, an index less susceptible to the oscillations of the financial market.

Credit Risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in receiving amounts billed to customers. This risk is evaluated by the Company and its subsidies as low due to the fragmentation of the number of costumers and the policy of collections and supplies cuts to defaulting costumers.

Risk of Energy Shortages: The energy sold by the subsidiaries is basically generated by hydropower plants. A prolonged period of low rainfall could reduce the volume of water in the reservoirs of the power plants and result in losses based on the increase in costs of purchasing energy or a reduction in revenues with the adoption of a new rationing program, like the one in 2001. Due to the current level of the reservoirs, the National Electricity System Operator ("ONS"), does not envisage another rationing program in 2007.

Risk of Acceleration of Debts: The subsidiaries have loan agreements, financing and debentures with restrictive clauses (covenants) normally applicable to these kinds of operation, related with compliance with economic and financial ratios, cash generation and others. These covenants have been complied with and do not limit the capacity to operate normally.

32.2 VALUATION OF FINANCIAL INSTRUMENTS

The Company and its subsidiaries maintain operating and financial policies and strategies aimed at ensuring the liquidity, security and profitability of their assets. As a result, control and follow-up procedures are in place on the transactions and balances of financial instruments, to monitor the risks and current rates in relation to those used in the market.

The principal financial asset and liability instruments of the Company and its subsidiaries, as of December 31, 2006, are described below, together with the criteria for their valuation and appraisal in the financial statements:

Cash and Banks: Comprise cash, bank accounts and short-term cash investments. The market value of these assets approximates to the amounts stated in the balance sheets (note 4).

Regulatory Assets and Liabilities: Basically comprise the Extraordinary Tariff Adjustment, Free Energy, Parcel "A", Assets and Liabilities relating to Review and Adjustment Tariff, low income subsidy and others. These credits and debits are derived from the effects of the 2001 rationing plan and other amounts relating to the deferral of tariff costs and gains and changes in the tax legislation. These amounts are valued at book value, in accordance with criteria defined by ANEEL, with the characteristics described in note 3.

Loans and Financing: Are valued in accordance with the criteria stipulated in the contracts, with the characteristics defined in note 15.

Debentures: The debentures issued by the subsidiaries are traded on the market and are valued in accordance with the criteria stipulated at the time of issue, according to the characteristics defined in note 16.

Investments in subsidiaries: The Company has investments valued in accordance with the equity method in companies whose stock is traded on the capital markets. Company management considers that the trading value of these shares is not representative of the market value of the respective companies, given the small volume of transactions in this stock on the market.

The carrying values of the principal financial instruments of the Company and the subsidiaries as of December 31, 2006 and 2005, compared with market fundraising costs, as defined above, are as follows:

	Parent Company			
	2006		2005	
	Book Value	Fair Value	Book Value	Fair Value
Loans and Financing	8,406	8,555	-	-
Derivatives	40,141	39,903	24,240	24,472
Total	**48,547**	**48,458**	**24,240**	**24,472**

	Consolidated			
	2006		2005	
	Book Value	Fair Value	Book Value	Fair Value
Loans and Financing	3,163,523	3,198,518	3,053,411	3,028,409
Debentures	2,004,875	2,086,807	1,925,039	1,887,827
Derivatives	74,758	24,475	68,439	68,165
Total	**5,243,156**	**5,309,800**	**5,046,889**	**4,984,401**

The estimated market value of these financial instruments of the Company and its subsidiaries were based on models that discount future cash flows to present value, comparison with similar transactions contracted on dates close to the end of the quarter and comparisons with average market parameters. In cases where there are no similar transactions in the market, principally related to the loan linked to the regulatory assets and credits receivable from CESP, the subsidiaries assumed that the market value corresponds to the respective book value.

(33) "PRO-FORMA" FINANCIAL STATEMENTS (UNAUDITED)

As mentioned in note 12, in June 2006, the Company increased its interest in the subsidiary RGE, and now fully consolidates RGE's financial statements. Accordingly, as this affects the ability to compare the consolidated financial statements for 2006 and 2005, we present below the consolidated financial statements of CPFL Energia of December 31, 2006 compared with the pro-forma financial statements of December 31, 2005, consolidating in 2005, 100% of the assets and liabilities and 100% of the result as from June 2005.

As there are no 2005 financial statements for Santa Cruz (distribution operations), these amounts were not taken into account in the pro-forma statements.

	2006	2005
Current Assets	3,654,207	3,656,119
Noncurrent Assets	2,090,796	2,643,473
Permanent Assets	8,302,888	7,741,631
Current Liability	(3,784,385)	(4,321,716)
Long term Liability	(5,397,229)	(4,923,459)
Total Assets, Net	**4,866,277**	**4,796,048**

	2006	2005
Net Operating Revenue	8,914,012	8,024,281
Cost of Electric Energy Services	(5,834,819)	(5,526,201)
Gross Earnings	**3,079,193**	**2,498,080**
Operating Expenses	(668,594)	(704,029)
Gross Operanting Income	**2,410,599**	**1,794,051**
Financial Income (Expense)	(289,345)	(345,180)
Nonoperating Income	49,837	(2,608)
Accrued IR and CSLL	(734,263)	(325,253)
Extraordinary Item Net of Tax Effects	(32,559)	(32,559)
Non-controlling shareholders' interest	(173)	(40,567)
Net Income	**1,404,096**	**1,047,884**

(34) RELEVANT FACT

34.1 Spin-off BAESA

As stated in a relevant fact published on September 29, 2006, the shareholders of the joint subsidiary BAESA intend to carry out corporate restructuring through the partial spin-off of its assets and liabilities, so that the sole shareholders of BAESA would be CPFL Geração and DME Energética Ltda. Management of the Barra Grande Hydroelectric Plant, in which BAESA invests, would be conducted by setting up a consortium, comprising the company resulting from the spin-off of BAESA, and the shareholders that would no longer have a participation in its capital, Alcoa Alumínio S.A., Companhia Brasileira de Alumínio and Camargo Corrêa Cimentos S.A.

The Consortium to be set up will share the concession of the assets and production of the Barra Grande Hydroelectric Plant, in the same proportions as currently in effect, as shown below:

	Percentage
Alcoa Alumínio S.A.	42.18%
Companhia Brasileira de Alumínio	15.00%
Camargo Corrêa Cimentos S.A.	9.00%
BAESA (after spin-off)	33.82%
Total	**100.00%**

The corporate restructuring will be analyzed by the BNDES, a creditor of BAESA, and will be subject to the legal and regulatory procedures. It will be submitted in advance to the government authorities, especially ANEEL.

34.2 Second Periodic Tariff Review Cycle

In Resolution n.º 234, of October 31, 2006, ANEEL established the general concepts, pertinent methodologies and the initial procedures for conducting the Second Periodic Tariff Review Cycle of the electric energy distribution utilities. The objective of this resolution was to consolidate and improve concepts already used in the First Tariff Review Cycle, such as the calculation of Capital Cost, the Regulatory Remuneration Base and the Reference Company.

In relation to the changes in the Regulatory Remuneration Base (fixed assets) it was considered necessary to maintain additional control, parallel to the accounting records, encompassing all the additions and write-offs in the accounting for the fixed assets in use.

The major change is in respect of the Special Obligations, where the reintegration of the tied assets will not be recognized in revenue. As from the Second Tariff Review, these Special Obligations will be amortized, and credited to the income of the concessionaires at the same average depreciation rates as the assets to which they refer.

The methodology used in the first cycle to calculate the investment remuneration rate to be taken into account in the tariff review has been maintained, merely updating/restating the previous series. This methodology takes into account the optimum capital structure (own and third-party) and average weighted cost of capital (regulatory WACC).

The comparison with the Reference Company will be maintained in defining the Operating Costs, although it is anticipated that ANEEL may provide a clearer definition of the Reference Company. Finally, ANEEL has changed the methodology for calculating the X Factor, eliminating the Xc component, although it has maintained the Discounted Cash Flow method for determination of the Xe component, used to calculate probably future gains in scale of the distribution business.

The implications of these new regulations are currently being analyzed by the Management of the Company and subsidiaries.

(35) CASH FLOW

APPENDIX I
For the fiscal years ended December 31, 2006 and 2005
(Stated in thousands of Reais)

	Parent Company		Consolidated	
	2006	2005	2006	2005
OPERATING CASH FLOW				
Income for the period	1,404,096	946,407	1,404,096	1,021,278
Adjustments to reconcile net income to cash derived from operations				
Non-controlling shareholders' interest	-	-	173	40,371
Monetary restatement of rationing regulatory assets	-	-	(108,391)	(243,800)
Provision for losses on rationing regulatory assets	-	-	1,038	91,805
2003 Tariff review	-	-	(138,825)	(1,031)
2005 and 2006 Tariff adjustment	-	-	6,217	(11,043)
Other regulatory assets	-	-	(5,231)	(73,545)
Low income consumers' subsidy	-	-	(23,835)	(21,329)
Depreciation and amortization	86,446	56,134	474,714	427,958
Provision for contingencies	14,685	8,533	(86,117)	74,494
Interest and monetary restatement	(32,461)	(18,885)	(23,775)	(10,651)
Unrealized losses (gains) on derivative contracts	15,901	4,128	(919)	(21,833)
Pension plan costs	-	-	38,026	124,853
Equity in subsidiaries	(1,448,943)	(916,818)	-	-
Loss on the write-off of permanent assets and investment	(62,747)	47	(35,969)	156
Deferred taxes - assets and liabilities	(8,949)	(72,000)	82,610	(63,146)
Research and development and energy efficiency programs	-	-	27,411	49,319
Other	-	-	(1,023)	3,845
REDUCTION (INCREASE) IN OPERATING ASSETS				
Consumers, concessionaires and licensees	-	-	265,306	174,171
Dividend and interest on equity received	1,122,363	719,705	-	-
Recoverable taxes	53,015	11,559	34,193	(22,302)
Financial Investments	110,416	(27,114)	260,575	(32,575)
Deferred tariff costs variations	-	-	204,357	123,652
Escrow deposits	(7)	-	(38,171)	(78,704)
Other operating assets	49	(285)	29,089	(8,871)
INCREASE (DECREASE) IN OPERATING LIABILITIES				
Suppliers	4,479	(4,923)	(90,378)	251
Taxes and social contributions payable	(16,334)	(15,604)	4,451	(7,468)
Deferred tariff gains variations	-	-	2,666	78,995
Other liabilities with employee pension plans	-	-	(104,715)	(109,896)
Interest on debts - accrued and paid	119	(3,556)	(36,380)	44,158
Interest on debts - incorporated interest	-	-	70,105	58,780
Regulatory charges	-	-	68,082	(30,559)
Other operating liabilities	1,231	4	18,736	10,956
CASH FLOWS PROVIDED BY OPERATIONS	1,243,359	687,332	2,298,116	1,588,289
INVESTMENTS				
Acquisitions of equity interests	(415,000)	(2,837)	(593,000)	(5,424)
Net cash increase by acquisition of subsidiaries	20,628	-	-	-
Increase in property, plant and equipment	(101)	(137)	(797,235)	(626,537)
Advance energy purchase agreements	-	(130,615)	(18,916)	(157,967)
rescue Advance energy purchase agreements	24,754	11,696	27,847	11,696
Increase in special obligations	-	-	49,426	23,371
Additions to deferred charges	(335)	(204)	(12,733)	(5,433)
Sale of permanent assets	89,899	-	94,308	18,261
Other	(300)	-	(81)	(2,387)
GENERATION OF CASH IN INVESTMENTS	(280,455)	(122,097)	(1,250,384)	(744,420)
FINANCING ACTIVITIES				
Loans, financing and debentures obtained	14,082	-	2,124,163	1,124,359
Payments of loans, financing and debentures	-	-	(2,220,076)	(1,230,116)
Dividend and interest on equity paid	(1,089,653)	(529,282)	(1,090,259)	(559,170)
Sales of treasury shares	24	-	24	-
UTILIZATION OF CASH IN FINANCING	(1,075,547)	(529,282)	(1,186,148)	(664,927)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(112,643)	35,953	(138,416)	178,942
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	138,072	102,119	678,780	499,838
CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	25,429	138,072	540,364	678,780
SUPPLEMENTARY INFORMATION				
Social contribution and income tax paid	516	-	452,896	369,825
Interest paid	476	3,985	490,965	462,882
Transactions not affecting cash:				
Conversion of debt into capital (IFC subscription bonus)	-	98,976	-	98,976
Merger of non-controlling shareholders with share issue	-	553,778	-	553,778
	992	656,739	943,861	1,485,461

	December 31, 2006	December 31, 2005	December 31, 2004
CASH AND CASH EQUIVALENTS			
PARENT COMPANY			
Balance according to Corporation Law	26,393	249,452	186,385
Reclassification - FAS 95 (1)	(964)	(111,380)	(84,266)
Adjusted balance	25,429	138,072	102,119
Consolidated			
Balance according to Corporation Law	630,250	1,029,241	817,724
Reclassification - FAS 95 (1)	(89,886)	(350,461)	(317,886)
Adjusted balance	540,364	678,780	499,838

(1) Adjustment made to cash and cash equivalents to adjust the Cash Flow Statement to the criteria established by FAS 95 – Statements of Cash Flow. In accordance with this criterion, short-term cash investments while having immediate liquidity, have maturity dates exceeding 90 days with anticipated redemption subject to their market value are subject to reclassification to the Financial Investments line.

APENDIX II
Added Value Statements
For the years ended December 31, 2006 and 2005
(in thousands of Brazilian Reais)

	Parent Company		Consolidated	
	2006	2005	2006	2005
1 - Revenues	60,349	(649)	12,193,565	10,750,999
1.1 Operating Revenues	-	-	12,227,052	10,907,058
1.2 Provision for losses on the Realization of Regulatory Assets	-	-	-	(91,806)
1.3 Allowance for Doubtful Accounts	-	-	(83,324)	(63,893)
1.4 Nonoperating Income (Expense)	60,349	(649)	49,837	(360)
2- (-) Inputs	(17,820)	(8,807)	(5,174,280)	(4,825,737)
2.1 - Electricity Purchased for Resale	-	-	(4,612,700)	(4,329,254)
2.2 - Outsourced Services	(13,808)	(5,574)	(308,535)	(266,707)
2.3 - Material	(78)	(44)	(56,223)	(47,075)
2.4 - Other	(3,934)	(3,189)	(175,428)	(171,165)
2.5 - Cost of Service Rendered	-	-	(21,394)	(11,536)
3- Gross Added Value (1 + 2)	42,529	(9,456)	7,019,285	5,925,262
4- Retentions	(86,446)	(56,134)	(482,479)	(431,494)
4.1 - Depreciation and Amortization	(8)	-	(330,635)	(305,785)
4.2 - Goodwill Amortization	(86,438)	(56,134)	(151,844)	(125,709)
5- Net Added Value Generated (3 + 4)	(43,917)	(65,590)	6,536,806	5,493,768
6- Added Value Received in Transfer	1,548,214	980,093	528,801	554,347
6.1 - Equity in Subsidiaries	99,271	63,275	528,974	594,718
6.2 - Non-Controlling Shareholders' Interests	1,448,943	916,818	-	-
6.3 - Financial Income	-	-	(173)	(40,371)
7- Added Value to be Distributed (5 + 6)	1,504,297	914,503	7,065,607	6,048,115
8- Distribution of Added Value				
8.1 - Personnel and Charges	908	422	352,733	387,220
8.2 - Taxes, Fees and Contributions	65,349	(51,743)	4,624,713	3,903,307
8.3 - Interest and Rentals	33,944	19,417	684,065	736,310
8.4 - Dividend	1,333,891	899,087	1,333,891	917,985
8.5 - Retained Income for the Year	70,205	47,320	70,205	103,293
	1,504,297	914,503	7,065,607	6,048,115

REPORT OF THE AUDIT COMMITEE

The Audit Commitee of CPFL Energia S/A, in the exercise of its legal prerogatives, having examined the Annual Management Report and the Financial Statements for Fiscal Year 2005, in the light of the clarifications given by the Directors of the Company, the representative of the External Auditors, and also based on the opinion of Deloitte Touche Tohmatsu Auditores Independentes, dated February 14, 2006, is of the opinion that these documents are fit to be reviewed and voted on by the General Shareholders' Meeting.

São Paulo, February 12, 2007.

_____   _____
          Paulo Midena   Fernando Dias Gomes

_____   _____
   José Ricardo Fagonde Forni   Luiz Augusto Ckless Silva

_____
          Ivan Mendes do Carmo

Board of Directors
Wilson P. Ferreira Junior

Chief Executive Officer

Reni Antonio da Silva

Vice President of Strategy and Regulation

José Antonio de Almeida Filippo

Chief Financial Officer and
Head of Investor Relations

Paulo Cezar CoelhoTavares

Vice President of Energy Management

Hélio Viana Pereira

Vice President of Distribution

Miguel Normando Abdalla Saad

Vice President of Generation

BOARD OF DIRECTORS

Carlos Ermírio de Moraes

Chairman

Cecília Mendes Garcez Siqueira

Vice Chairman

Board Members

Francisco Caprino Neto

Roberto Faldini

Milton Luciano dos Santos

Susana Hanna Stiphan Jabra

ACCOUNTING DIVISION

Antônio Carlos Bassalo

Accounting Director

CRC 1SP085131/O-8

Sérgio Luiz Felice

Accounting Manager

CRC 1SP192767/O-6

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

STANDARD FINANCIAL STATEMENTS – DFP **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES **Date: December 31, 2006**

SUMMARY